As filed with the Securities and Exchange Commission on January 29, 2004.
Registration No. 333-109987

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Asset Acceptance Capital Corp.

(Exact name of registrant as specified in its charter)

Delaware	7322	80-0076779
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6985 Miller Road

Warren, Michigan 48092
(586) 939-9600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Nathaniel F. Bradley IV

President and Chief Executive Officer
6985 Miller Road
Warren, Michigan 48092
(586) 939-9600
(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

J. Michael Bernard, Esq. Dykema Gossett PLLC 400 Renaissance Center Detroit, Michigan 48243 Phone: (313) 568-6800 Fax: (313) 568-6832	Fred B. White III, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Phone: (212) 735-3000 Fax: (212) 735-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), please check the following box.    ☐

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

ABOUT THIS PROSPECTUS
DEALER PROSPECTUS DELIVERY OBLIGATION
PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
HISTORY AND REORGANIZATION
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES
Consent of Ernst & Young LLP

SUBJECT TO COMPLETION DATED JANUARY 29, 2004

Prospectus

7,000,000 shares

Asset Acceptance Capital Corp.
Common Stock

          This is the initial public offering of Asset Acceptance Capital Corp. No public market currently exists for our common stock.

We currently anticipate the initial public offering price of our common stock to be between $13.00 and $15.00 per share. Our common stock has been approved for listing, subject to notice of issuance, on The Nasdaq National Market under the symbol “AACC”.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 8 of this prospectus.

Immediately prior to this offering, we will consummate a reorganization pursuant to which our officers, directors and principal stockholders, together with their affiliates, will beneficially own, after the consummation of this offering, approximately 78.7% of our outstanding common stock (or 75.8% if the underwriters exercise their over-allotment option in full). For more information about our corporate history and this reorganization, see “History and Reorganization”.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, Before Expenses, to Asset Acceptance Capital Corp.	$	$

          One of our stockholders, a trust controlled by Rufus H. Reitzel, Jr., has granted the underwriters a 30-day option to purchase up to 1,050,000 additional shares to cover any over-allotments. We will not receive any of the proceeds from any sale of shares by this stockholder.

Delivery of shares will be made on or about                     , 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.

William Blair & Company

CIBC World Markets

SunTrust Robinson Humphrey

The date of this prospectus is                     , 2004.

ABOUT THIS PROSPECTUS

      You should rely only on the information contained in this document or to which we have referred you. We, the selling stockholder and the underwriters have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We, the selling stockholder and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

DEALER PROSPECTUS DELIVERY OBLIGATION

      Until                     , 2004 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

      This summary highlights selected information contained elsewhere in this prospectus. You should carefully read the entire prospectus before making an investment decision. As used in this prospectus, the term “cash collections” refers to collections on our owned portfolios only, exclusive of cash received from the sale of purchased receivables or from finance contract revenues. The references in this prospectus to the U.S. Federal Reserve Board are to the Federal Reserve Statistical Release, dated September 8, 2003 and the Federal Reserve Consumer Credit Historical Data website (www.federalreserve.gov/releases/g19/hist/) and the references to The Nilson Report (www.nilsonreport.com) are to The Nilson Report, issue 792, dated July 2003.

Our Business

Overview

      We are a leading purchaser and collector of charged-off consumer receivables in the United States. We purchase and collect defaulted or charged-off accounts receivable portfolios from consumer credit originators, primarily credit card issuers, consumer finance companies, retail merchants and telecommunications and other utility providers as well as from resellers and other holders of consumer debt. We have been purchasing and collecting charged-off receivables portfolios since the formation of our predecessor company in 1962. Charged-off receivables are the unpaid obligations of individuals to credit originators. We generally purchase the charged-off receivables from credit originators and other sellers of debt that were unsuccessful in collecting the underlying debt; consequently, we are able to purchase these receivables at a substantial discount to their face value. We currently do not collect on a commission or contingent fee basis. Rather, we purchase and collect charged-off accounts receivable portfolios for our own account as we believe this is the best use of our resources and that this affords us the opportunity to maximize our profits. Since January 1, 1990, we have purchased 653 consumer debt portfolios through December 31, 2003 with an original charged-off face value of $14.8 billion for a purchase price of $271.9 million or 1.84% of face value. On average, we have been able to collect more than three times the amount paid for a portfolio, as measured over a five-year period from the date of purchase.

      When bidding on a portfolio, we engage in a quantitative and qualitative analysis of the portfolio to appropriately price the debt. This analysis includes the use of our pricing and collection probability model, which utilizes the considerable amount of proprietary collection data we have generated throughout our history. We have developed experience across a wide range of asset types at various stages of delinquency. We specialize in the primary, secondary and tertiary markets where typically between one and three collection agencies have already tried to collect the debt. We deploy our capital within these three markets based upon the relative values of the available debt portfolios. Unlike many collection agencies that typically attempt to collect the debt only for a period of three to six months, we generally take a long-term approach, in excess of five years, to the collection effort as we are the owners of the debt.

      We have achieved strong financial results over our history, with cash collections growing from $15.4 million in 1998 to $120.5 million in 2002, a compound annual growth rate of 67.2%. Total revenues have grown from $15.4 million in 1998 to $100.7 million in 2002, a compound annual growth rate of 59.9%. Historical net income is not representative of our operating results on a going forward basis because the earnings related to the minority owner’s 40% interest in Asset Acceptance Holdings LLC are excluded and income taxes are not calculated for the minority owner’s interest in Asset Acceptance Holdings LLC. For comparison purposes, we have presented pro forma net income which assumes all entities are 100% owned and includes income taxes assuming the consolidated entity had been a C corporation for all periods presented. Tax rates used for pro forma net income are equal to the rates that would have been in effect had we been required to report tax expense in such years. Upon the consummation of the Reorganization being effected upon the effective date of the registration statement of which this prospectus is a part, all of the entities reflected will be 100% owned, directly or indirectly, by Asset Acceptance Capital Corp. See “History and Reorganization”. Pro forma net income has grown from $3.7 million in 1998 to $18.5 million in 2002, a compound annual growth rate of 50.0%. For the nine-month period ended September 30, 2003, cash collections were $143.8 million, total revenues were $115.9 million and pro forma net income was $21.0 million, compared to cash collections of $87.1 million, total revenues of $71.8 million and pro forma net income of $13.5 million for the nine month period ended September 30, 2002. See note 3 to “Summary Consolidated Financial Data”.

Market

      The accounts receivable management industry is growing, driven by a number of industry trends, including:

•	Increasing levels of consumer debt obligations — According to the U.S. Federal Reserve Board, the consumer credit industry increased from $133.7 billion of consumer debt obligations in 1970 to $1.8 trillion of consumer debt obligations in June 2003, a compound annual growth rate of 8.0%. The Nilson Report projects that this market will increase to $2.8 trillion by 2010.

•	Increasing charge-offs of the underlying receivables — According to The Nilson Report, net charge-offs of credit card debt have increased from $8.2 billion in 1990 to $51.1 billion in 2002. The Nilson Report is forecasting net charge-offs to increase to $86.7 billion in 2010.

•	Increasing types of credit originators accessing the debt sale market — According to The Nilson Report, the market for purchased debt has increased from $6.0 billion in 1993 to $72.1 billion in 2002 and 85% of sales were comprised of charged-off credit card debt in 1997 compared to 67% in 2002. Sellers of charged-off portfolios have expanded to include healthcare, utility and telecommunications providers, commercial banks, consumer finance companies, retail merchants and mortgage and auto finance companies.

      We believe a debt purchaser’s ability to successfully collect payments on charged-off receivables, despite previous collection efforts by the credit originator or third party collection agencies, is driven by several factors, including the collector’s ability to:

•	pursue collections over multi-year periods;

•	tailor repayment plans based on a consumer’s ability to pay; and

•	utilize experience and resources, including litigation.

Competitive Strengths

      We believe we have a number of strengths which will allow us to continue to capitalize on these favorable industry trends and provide us with a competitive advantage, including:

•	Disciplined Purchasing and Collections — Our disciplined purchasing strategy and collections process have been central to our success. We have developed and refined a purchasing model that, we believe, has resulted in sound debt buying decisions enabling us to profitably purchase and collect debt in various economic and competitive environments.

•	Proprietary Collections Database — Since 1990, we have purchased 653 portfolios through December 31, 2003, consisting of a total of 14.0 million accounts across more than 20 different underlying asset types from over 150 different sellers. As a result, we believe we have developed one of the most extensive proprietary databases in the industry from which we run statistical models with the goal of maximizing our profitability.

•	Focus on Purchasing and Collecting Debt — Over our history, our focus has been on purchasing debt for the purpose of collecting debt. We currently do not collect on a commission or contingent fee basis. Rather, we purchase and collect charged-off accounts receivable portfolios for our own account as we believe this is the best use of our resources to maximize our profits.

•	Experienced Management Team — We have an experienced management team which has considerable expertise in the accounts receivable management industry. Our Chairman and our Chief Executive Officer have over 40 years and 20 years, respectively, of experience in this industry. In addition, our other executive officers have considerable tenure with us and/or other companies engaged in the accounts receivable management industry.

•	Financial Strength — We believe that our generation of internal cash flows and our position as a well-capitalized firm, with access to capital through our line of credit on what we believe to be relatively favorable terms for our industry, has been critical to our ability to grow. Our financial strength has increased our ability to make portfolio purchases and we believe it has also enhanced our credibility with sellers of debt who are interested in dealing with firms possessing the financial wherewithal to consummate a transaction.

Our Strategy

      We have achieved significant historical growth while seeking to ensure that the level of our portfolio purchases of charged-off receivables is commensurate with our collection ability. We seek to become the leading purchaser and collector of charged-off consumer receivables in the United States through controlled growth. Our strategy to achieve this objective includes the pursuit and execution of the following initiatives:

•	Leverage Competitive Strengths to Increase Share in a Growing Market

•	Selective Expansion into Other Geographic Areas

•	Continue to Develop and Retain Collectors

•	Leverage Purchasing and Collection Expertise into Other Asset Types

History and Reorganization

      Our Chairman’s expertise and experience in purchasing and collecting charged-off consumer receivables dates back to 1962 when he formed Lee Acceptance Company as a sole proprietorship. Our Chief Executive Officer joined Lee Acceptance Company in 1979. In 1982, Lee Acceptance Company was incorporated as Lee Acceptance Corp. The business of purchasing and collecting charged-off consumer receivables was subsequently conducted by our Chairman and our Chief Executive Officer through several successor companies.

      In 1994, our Chairman and our Chief Executive Officer formed Asset Acceptance Corp. for the purpose of purchasing and collecting charged-off consumer receivables and formed Consumer Credit Corp. for the purpose of financing sales of consumer product retailers located primarily in Michigan. Since 1994, we have effected the following transactions:

•	On January 1, 2000, Asset Acceptance Corp. and certain of its affiliates were joined as wholly-owned subsidiaries of AAC Holding Corp. for tax planning purposes.

•	On September 20, 2002, we formed Asset Acceptance Holdings LLC, a Delaware limited liability company, for the purpose of consummating an equity recapitalization. Effective September 30, 2002, AAC Investors, Inc. acquired a 60% equity interest in Asset Acceptance Holdings LLC. After September 30, 2002, the business of purchasing and collecting charged-off debt previously conducted by AAC Holding Corp. and its subsidiaries and the business of financing sales of consumer product retailers previously conducted by Consumer Credit Corp. were effected through this newly formed company and its subsidiaries.

      Immediately prior to this offering, all of the shares of capital stock of AAC Investors, Inc. and AAC Holding Corp. (which changed its name to RBR Holding Corp. in October 2002), which hold 60% and 40%, respectively, of the equity membership interests in Asset Acceptance Holdings LLC, will be contributed to Asset Acceptance Capital Corp., a newly formed Delaware corporation, in exchange for shares of common stock of Asset Acceptance Capital Corp., which is the class of common stock offered hereby. As a result of this Reorganization, which is being effected for the purpose of establishing a Delaware corporation as the issuer in this offering, Asset Acceptance Holdings LLC and its subsidiaries will become indirect wholly-owned subsidiaries of the newly formed Asset Acceptance Capital Corp. For more detailed information about our corporate history and this Reorganization, see “History and Reorganization”.

Our Corporate Information

      We were incorporated in Delaware on September 18, 2003. Our executive offices are located at 6985 Miller Road, Warren, Michigan 48092, and our telephone number at that location is (586) 939-9600. Our web address is www.assetacceptance.com. Information on our website should not be considered to be part of this prospectus.

The Offering

Common stock offered by Asset Acceptance Capital Corp.	7,000,000 shares

Common stock offered by a selling stockholder if the underwriters exercise the over-allotment option in full	1,050,000 shares

Common stock to be outstanding after the offering (irrespective of whether the underwriters exercise the over-allotment option)	37,142,857 shares

Use of proceeds	We intend to use the proceeds of this offering to pay down a portion of existing bank indebtedness, to pay in full the indebtedness owed to AAC Quad-C Investors LLC (which beneficially owns more than 5% of our common stock) and to pay certain withholding taxes on behalf of the holders of share appreciation rights which vest upon the completion of this offering (representing a portion of the purchase price payable by us for these rights). We will not receive any proceeds from any sale of shares by the selling stockholder. See “Use of Proceeds” for more detailed information.

Proposed Nasdaq National Market symbol	AACC

Risk Factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

      The number of shares of common stock to be outstanding upon completion of this offering is based on the number of shares outstanding after giving effect to the Reorganization plus approximately 1,694,408 shares issuable in connection with the payment of the share appreciation rights granted by Asset Acceptance Holdings LLC, but excludes:

•	45,000 shares of common stock issuable upon exercise of stock options to be granted prior to the consummation of the offering pursuant to our 2004 stock incentive plan to be approved prior to the consummation of this offering at an exercise price equal to the initial public offering price; and

•	3,655,000 additional shares of common stock reserved for issuance under our 2004 stock incentive plan.

      Unless otherwise indicated, all information in this prospectus, including the outstanding share information above, assumes:

•	that the underwriters have not exercised their option to purchase up to 1,050,000 additional shares from the selling stockholder; and

•	that the Reorganization has occurred.

Summary Consolidated Financial Data

      The following summary consolidated financial data includes the results of operations of the following companies for the indicated periods:

•	Prior to October 1, 2002, AAC Holding Corp. and its subsidiaries (collectively treated as S corporations for income tax purposes), Consumer Credit Corp. (treated as an S corporation for income tax purposes) and Lee Acceptance Corp. (treated as a C corporation for income tax purposes), with these corporations referred to collectively in our financial statements and in the following summary consolidated financial data as the “predecessor”; and

•	From October 1, 2002 through September 30, 2003, AAC Investors, Inc., including its 60% owned subsidiary, Asset Acceptance Holdings LLC and its subsidiaries (collectively treated as a C corporation for income tax purposes), with these companies referred to collectively in our financial statements and in the following summary consolidated financial data as the “successor”.

      The following summary consolidated statement of income data of the predecessor for the years ended December 31, 2000 and 2001 and the nine months ended September 30, 2002 and the related summary consolidated financial position data as of December 31, 2001 and September 30, 2002 and the summary consolidated statement of income data of the successor for the three months ended December 31, 2002 and the related summary consolidated financial position data as of December 31, 2002 and have been derived from our consolidated financial statements that have been audited by Ernst & Young LLP, independent auditors, and that are included elsewhere in this prospectus.

      As a result of the foregoing, the summary consolidated statement of income data for the year ended December 31, 2002 consists of the predecessor for the nine months ended September 30, 2002 and the successor for the three months ended December 31, 2002, with this referred to as “combined”.

      The following summary consolidated statement of income data of the successor for the nine months ended September 30, 2003 and the related summary consolidated financial position as of September 30, 2003 have been derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus.

      Immediately prior to this offering, all of the shares of the capital stock of AAC Investors, Inc. and AAC Holding Corp. (which changed its name to RBR Holding Corp. in October 2002), which hold 60% and 40%, respectively, of the equity membership interests in Asset Acceptance Holdings LLC, will be contributed to Asset Acceptance Capital Corp., a newly formed Delaware corporation, in exchange for shares of the common stock of Asset Acceptance Capital Corp., which is the class of common stock offered hereby. As a result of this Reorganization, which is being effected for the purpose of establishing a Delaware corporation as the issuer in this offering, Asset Acceptance Holdings LLC and its subsidiaries will become indirect wholly-owned subsidiaries of the newly formed Asset Acceptance Capital Corp. The pro forma information included in the summary consolidated financial data gives effect to the Reorganization as of September 30, 2003. All entities for which summary consolidated data is provided are considered predecessor entities of Asset Acceptance Capital Corp. For more detailed information about our corporate history and this Reorganization, see “History and Reorganization”.

      In our opinion, the following summary consolidated financial data for the nine months ended September 30, 2003 include all normal recurring adjustments, which we consider necessary for a fair statement of our financial position and results of operations for the period.

      You should not rely on interim results as being indicative of results that we may expect for the full year.

	Predecessor		Combined	Predecessor	Successor

				Nine months ended
	Years ended December 31,			September 30,

	2000	2001	2002(1)	2002	2003

	(in thousands, except per share data)
STATEMENT OF INCOME DATA:
Revenues
Purchased receivable revenues	$36,667	$61,412	$100,004	$71,237	$115,452
Gain on sale of purchased receivables	130	250	326	293	—
Finance contract revenues	214	354	411	278	438

Total revenues	37,011	62,016	100,741	71,808	115,890

Expenses
Salaries and benefits	11,769	20,485	33,438	24,372	37,229
Collections expense	10,951	16,372	26,051	18,542	32,704
Occupancy	1,135	1,590	3,064	2,173	3,096
Administrative	980	1,511	2,682	1,791	2,422
Depreciation	555	923	1,910	1,269	1,890
Loss on disposal of equipment	49	12	198	122	3

Total operating expenses	25,439	40,893	67,343	48,269	77,344

Income from operations	11,572	21,123	33,398	23,539	38,546
Net interest expense	2,047	2,229	3,427	1,647	5,466
Other expenses (income)	—	(11)	423	398	(355)

Income before income taxes and minority interest	9,525	18,905	29,548	21,494	33,435
Income taxes	—	—	1,623	—	6,831
Minority interest	—	—	3,591	—	14,515

Net income(2)	$9,525	$18,905	$24,334	$21,494	$12,089

Pro forma income taxes(3)	$3,292	$6,745	$11,038	$8,029	$12,439
Pro forma net income(3)	$6,233	$12,160	$18,510	$13,465	$20,996
Pro forma net income per share basic(4)	$0.22	$0.43	$0.65	$0.47	$0.74
Pro forma weighted average shares basic(4)	28,448	28,448	28,448	28,448	28,448
Pro forma net income per share diluted(4)	$0.22	$0.43	$0.65	$0.47	$0.74
Pro forma weighted average shares diluted(4)	28,448	28,448	28,448	28,448	28,448

	Successor

		As of September 30, 2003
	As of
	December 31,			Pro forma as
	2002	Actual	Pro forma	Adjusted(5)

	(in thousands)
FINANCIAL POSITION DATA:
Cash and cash equivalents	$2,281	$5,767	$5,767	$5,767
Purchased receivables	133,337	168,701	168,701	168,701
Total assets	151,277	191,625	191,625	191,625
Total debt, including capital lease obligations	103,192	106,386	106,386	34,340
Minority interest	28,804	42,581	—	—
Total stockholders’ equity	12,839	24,928	53,797	141,388

	Predecessor		Combined	Predecessor	Successor

				Nine months ended
	Years ended December 31,			September 30,

	2000	2001	2002	2002	2003

	(in thousands, except percentages)
OPERATING AND OTHER FINANCIAL DATA:
Cash collections for period	$43,996	$71,068	$120,540	$87,111	$143,831
Operating expenses to cash collections	57.8%	57.5%	55.8%	55.4%	53.8%
Acquisitions of purchased receivables at cost	$21,988	$47,693	$73,684	$40,027	$65,182
Acquisitions of purchased receivables at face value	$1,226,762	$2,942,421	$5,215,662	$3,575,442	$2,781,892

(1)	AAC Investors, Inc. purchased a 60% interest in Asset Acceptance Holdings LLC effective at the close of business on September 30, 2002. Consequently, the operations data for the year ended December 31, 2002 includes our predecessor for the nine months ended September 30, 2002 and AAC Investors, Inc. for the three months ended December 31, 2002. Minority interest has been recorded for the 40% interest in Asset Acceptance Holdings LLC held by RBR Holding Corp. for the three months ended December 31, 2002.

(2)	Income taxes reflect the income tax expense for the consolidated income of AAC Investors, Inc. net of the 40% minority interest in Asset Acceptance Holdings LLC held by RBR Holding Corp. since September 30, 2002. Prior to October 1, 2002, our predecessors were taxed as an S corporation under the Internal Revenue Code and therefore taxable income was included on the shareholders’ individual tax returns, with the exception of Lee Acceptance Corp. which was treated as a C corporation for income tax purposes (the income taxes of which were immaterial for the periods presented and, therefore, were included in administrative expenses).

(3)	Historical net income is not representative of our operating results on a going forward basis because the earnings related to the minority owner’s 40% interest in Asset Acceptance Holdings LLC are excluded and income taxes are not calculated for the minority owner’s interest in Asset Acceptance Holdings LLC. For comparison purposes we have presented pro forma net income which assumes all entities are 100% owned and includes income taxes assuming the consolidated entity had been a C corporation for all periods presented. Upon the consummation of the Reorganization being effected upon the effective date of the registration statement of which this prospectus is a part, all of the entities reflected will be 100% owned, directly or indirectly, by Asset Acceptance Capital Corp. See “History and Reorganization”.

(4)	Pro forma net income per share and pro forma weighted average shares assume completion of the Reorganization as if the Reorganization had occurred at the beginning of the period presented.

(5)	Pro forma adjusted to give effect to estimated net proceeds from the sale of 7,000,000 shares of common stock offered by us at an assumed initial public offering price of $14.00 per share, the issuance of 1,694,408 shares of common stock issuable in connection with the payment of the share appreciation rights, the compensation charge related to the vesting of the share appreciation rights of $41.6 million ($26.1 million on an after-tax basis), and our anticipated repayment of approximately $72.0 million of indebtedness, $106.4 million of which existed as of September 30, 2003. See “Use of Proceeds”.

Recent Developments

      For the year ended December 31, 2003, our cash collections on purchased receivable portfolios were $197.8 million, we recognized $159.6 million in purchased receivable revenue and $160.2 million of total revenue. We expect to report $53.0 to 55.0 million in income from operations and our pro forma net income for the year ended December 31, 2003 is expected to be $29.0 to 30.0 million. In the year ended December 31, 2003, we purchased consumer debt portfolios with an original charged-off face value of $4.2 billion for $89.6 million, or 2.12% of face value.

RISK FACTORS

      You should carefully consider the risks described below in connection with reviewing this prospectus before deciding whether to invest in shares of our common stock. Any of the following risks could cause the trading price of our common stock to decline and you may lose all or part of your investment. You should also refer to the other information in this prospectus, including our consolidated financial statements and the related notes.

Risks Related to Our Business

We may not be able to purchase charged-off consumer receivables at appropriate prices, and a decrease in our ability to purchase portfolios of receivables could adversely affect our ability to generate revenue.

      If we are unable to purchase charged-off consumer receivables from credit originators in sufficient face value amounts at appropriate prices, our business may be harmed. The availability of portfolios of consumer receivables at prices which generate an appropriate return on our investment depends on a number of factors both within and outside of our control, including:

•	continued growth in the levels of consumer obligations;

•	continued growth in the number of industries selling charged-off consumer receivable portfolios;

•	continued sales of charged-off consumer receivables portfolios by credit originators;

•	competitive factors affecting potential purchasers and credit originators of charged-off receivables, including the number of firms engaged in the collection business and the capitalization of those firms, that may cause an increase in the price we are willing to pay for portfolios of charged-off consumer receivables or cause us to overpay for portfolios of charged-off consumer receivables;

•	our ability to purchase portfolios in industries in which we have little or no experience with the resulting risk of lower returns if we do not successfully purchase and collect these receivables; and

•	continued growth in the levels of credit being extended by credit originators.

      Because of the length of time involved in collecting charged-off consumer receivables on acquired portfolios and the volatility in the timing of our collections, we may not be able to identify trends and make changes in our purchasing strategies in a timely manner.

      Although we do not currently have any forward flow contracts committing a debt seller to sell a steady flow of charged-off receivables to us, we have entered into such contracts in the past and expect to do so in the future depending on market conditions. To the extent our competition enters into forward flow contracts, the pool of portfolios available for purchase is diminished. In addition, if we elect to enter into forward flow contracts, we would be obligated to purchase receivables for a fixed percentage of the face amount and, consequently, our results of operations could be negatively impacted if the fixed percentage is in excess of the appropriate market value.

We may not be able to continue to acquire charged-off consumer receivables in sufficient amounts to operate efficiently and profitably.

      To operate profitably, we must continually acquire and service a sufficient amount of charged-off consumer receivables to generate cash collections that exceed our expenses. Fixed costs, such as salaries and lease or other facility costs, constitute a significant portion of our overhead and, if we do not continue to acquire charged-off consumer receivables portfolios, we may have to reduce the number of our collection personnel. We would then have to rehire collection staff as we obtain additional charged-off consumer receivables portfolios. These practices could lead to:

•	low employee morale;

•	fewer experienced employees;

•	higher training costs;

•	disruptions in our operations;

•	loss of efficiency; and

•	excess costs associated with unused space in our facilities.

We may not be able to collect sufficient amounts on our charged-off consumer receivables which would adversely affect our results of operations.

      Our business consists of acquiring and collecting receivables that consumers have failed to pay and that the credit originator has deemed uncollectible and has charged-off. The credit originators or other debt sellers generally make numerous attempts to recover on their charged-off consumer receivables before we purchase such receivables, often using a combination of in-house recovery efforts and third party collection agencies. Since there have been multiple efforts to collect on these portfolios of charged-off consumer receivables before we attempt to collect them (three or more efforts on more than 50% of the face value of our portfolios), our attempts to collect on these portfolios may not be successful. Therefore, we may not collect a sufficient amount to cover our investment associated with purchasing the charged-off consumer receivable portfolios and the costs of running our business which would adversely affect our results of operations. There can be no assurance that our ability to make collections in the future will be comparable to our success in making collections in the past.

We experience high turnover rates for our collectors and we may not be able to hire and retain enough sufficiently trained collectors to support our operations.

      Our ability to collect on new and existing portfolios and to acquire new portfolios is substantially dependent on our ability to hire and retain qualified collectors. The consumer accounts receivables management industry is labor intensive and, similar to other companies in our industry, we experience a high rate of employee turnover at the collector level. For 2003, our annual turnover rate was 55.3%, and our collection department employee turnover rate was 70.7%. Based on our experience, collectors who have been with us for more than one year are generally more productive than collectors who have been with us for under one year. We compete for qualified personnel with companies in our industry and in other industries. Our growth requires that we continually hire, train and, in particular, retain new collectors. In addition, we believe the level of training we provide to our employees makes our employees attractive to other collection companies, which may attempt to recruit them. A higher turnover rate among our collectors will increase our recruiting and training costs, may require us to increase employee compensation levels and will limit the number of experienced collection personnel available to service our charged-off consumer receivables. If this were to occur, we would not be able to service our charged-off consumer receivables effectively and this would reduce our ability to grow and operate profitability.

We face intense competition that could impair our ability to grow and achieve our goals.

      The consumer debt collection industry is highly competitive and fragmented. We compete with a wide range of other purchasers of charged-off consumer receivables, third party collection agencies, other financial service companies and credit originators and other owners of debt that manage their own charged-off consumer receivables. These companies may have substantially greater personnel and financial resources than we do. Furthermore, during the past year some of our competitors have completed public offerings of common stock, the proceeds from which may be used, at least in part, to fund expansion and to increase their number of charged-off portfolio purchases. In addition, companies with greater financial resources than we have may elect at a future date to enter the consumer debt collection business. Competitive pressures affect the availability and pricing of receivables portfolios as well as the availability and cost of qualified debt collectors. In addition, some of our competitors may have signed forward flow contracts under which consumer credit originators have agreed to transfer a steady flow of charged-off receivables to them in the future, which could restrict those credit originators from selling receivables to us.

      We face bidding competition in our acquisition of charged-off consumer receivables portfolios. We believe successful bids generally are awarded based on a combination of price, service and relationships with the debt sellers. Some of our current competitors, and possible new competitors, may have more effective pricing and collection models, greater adaptability to changing market needs and more established relationships in our industry than we have. Moreover, our competitors may elect to pay prices for portfolios that we determine are not reasonable and, in that event, our volume of portfolio purchases may be diminished. There can be no assurance that our existing or potential sources will continue to sell their charged-off consumer receivables at recent levels or at all, or that we will continue to offer competitive bids for charged-off consumer receivables portfolios. In addition, there continues to be a consolidation of issuers of credit cards, which have been a principal source of our receivable purchases. This consolidation has decreased the number of sellers in the market and, consequently, could over time, give the remaining sellers increasing market strength in the price and terms of the sale of charged-off credit card accounts.

      If we are unable to develop and expand our business or adapt to changing market needs as well as our current or future competitors, we may experience reduced access to portfolios of charged-off consumer receivables in sufficient face-value amounts at appropriate prices. As a result, we may experience reduced profitability which, in turn, may impair our ability to grow and achieve our goals.

Our growth strategy includes acquiring charged-off receivable portfolios in industries in which we have little or no experience. If we do not successfully acquire and collect on these portfolios, revenue growth may slow and our results of operations may be materially and adversely affected.

      We intend to acquire portfolios of charged-off consumer receivables in industries in which we have little or no experience, such as telecommunications and health care. Some of these industries may have specific regulatory restrictions with which we have no experience. We may not be successful in consummating any acquisitions of receivables in these industries and our limited experience in these industries may impair our ability to effectively and efficiently collect on these portfolios. Furthermore, we need to develop appropriate pricing models for these markets and there is no assurance that we will do so effectively. This may cause us to overpay for these portfolios, and consequently, our profitability may suffer as a result of these portfolio acquisitions.

Our strategy includes the opening of new call centers in selected locations through the acquisition of assets and the training and integration of existing collectors into our business. If we do not successfully acquire assets and train and integrate new collectors into our business, our results of operations could be negatively affected.

      In the past, we have opened new call centers in selected locations through the acquisition of assets of businesses and through the training and integration of the collectors employed by these businesses. We have experienced higher collection recoveries in states in which we have a local or relatively close presence. Over the past two years, we have acquired selected assets from debt collection businesses located in White Marsh, Maryland, San Antonio, Texas, Phoenix, Arizona and Chicago, Illinois and, as a result, approximately 260 employees initially were hired from these businesses, trained by us and integrated into our business. These, and any future acquisitions we make, will be accompanied by the risks encountered in acquisitions of this type which include the difficulty and expense of training new collectors and the loss of productivity due to the diversion of our management’s attention. If we do not successfully open new call centers in selected locations and train and integrate new collectors, it could adversely affect the growth of our business and negatively impact our operating results.

Historical operating results and quarterly cash collections may not be indicative of future performance.

      Our total revenues and our pro forma net income both have grown at an average annual rate in excess of 50% from 1998 through 2002. We do not expect to achieve the same growth rates in future periods. Therefore, our future operating results may not reflect past performance.

      In addition, our business depends on the ability to collect on our portfolios of charged-off consumer receivables. Collections tend to be seasonally higher in the first and second quarters of the year, due to consumers’ receipt of tax refunds and other factors. Conversely, collections tend to be lower in the third and fourth quarters of the year, due to consumers’ spending in connection with summer vacations, the holiday season and other factors. Operating expenses are seasonally higher during the first and second quarters of the year due to expenses necessary to process the increase in cash collections. However, revenue recognized is relatively level due to the application of the interest method for revenue recognition. In addition, our operating results may be affected to a lesser extent by the timing of purchases of portfolios of charged-off consumer receivables due to the initial costs associated with purchasing and integrating these receivables into our system. Consequently, income and margins may fluctuate quarter to quarter. Our historical growth in purchased portfolios and in our resultant quarterly cash collections has helped to minimize the effect of seasonal cash collections. If the pace of our growth slows, our quarterly cash collections and operating results may become increasingly subject to fluctuation.

We account for purchased receivable revenues using the interest method of accounting in accordance with Generally Accepted Accounting Principles which requires making accurate estimates of the timing and amount of future cash collections. If the timing and actual amount recovered by us is materially lower than our estimates, it may cause us to lower our yield or recognize impairments which could negatively impact our earnings.

      We use Accounting Standards Executive Committee Practice Bulletin 6 (PB6) for purposes of recording purchased receivables revenue in accordance with Generally Accepted Accounting Principles. PB6 provides guidance in accounting for loans purchased at a discount from their face value. This methodology requires us to make estimates of future cash flows on a portfolio by portfolio basis. The relevant factors in computing the cash flow are the timing and amount of cash to be received. Revenue is recognized over the period of the purchased receivables’ anticipated cash flow using the resulting yield. The timing and actual amount recovered by us may be materially lower than our estimates. If this were to happen, it may cause us to lower the yield or recognize impairments which could negatively impact our earnings.

Our collections may decrease if bankruptcy filings increase or if bankruptcy laws change.

      During times of economic recession, the amount of charged-off consumer receivables generally increases, which contributes to an increase in the amount of personal bankruptcy filings. Under certain bankruptcy filings, a debtor’s assets are sold to repay creditors, but since the charged-off consumer receivables we are attempting to collect are generally unsecured or secured on a second or third priority basis, we often would not be able to collect on those receivables. Our collections may decline with an increase in bankruptcy filings or if the bankruptcy laws change in a manner adverse to our business. If our actual collections are significantly lower than we projected, our financial condition and results of operations could be materially adversely affected.

Failure to effectively manage our growth could adversely affect our business and operating results.

      We have expanded significantly over our history and we intend to continue to grow. However, any future growth will place additional demands on our resources and we cannot be sure that we will be able to manage our growth effectively. In order to successfully manage our growth, we may need to:

•	expand and enhance our administrative infrastructure;

•	improve our management, regulatory compliance and financial and information systems and controls;

•	open new call centers in select locations through the acquisition of selected assets and the development of new sites; and

•	recruit, train, manage and retain our employees effectively.

      Continued growth could place a strain on our management, operations and financial resources. We cannot assure you that our infrastructure, facilities and personnel will be adequate to support our future operations or to effectively adapt to future growth. If we cannot manage our growth effectively, our results of operations may be adversely affected.

We are dependent on our management team for the adoption and implementation of our strategies and the loss of their services could have a material adverse effect on our business.

      Our future success depends on the continued ability to recruit, hire, retain and motivate highly skilled managerial personnel. The continued growth and success of our business is particularly dependent upon the continued services of our executive officers and other key personnel, including Rufus H. Reitzel, Jr., our Chairman, Nathaniel F. Bradley IV, our President and Chief Executive Officer, and Mark A. Redman, our Vice President-Finance and Chief Financial Officer, who have been integral to the development of our business. We cannot guarantee that we will be able to retain these individuals. Our performance also depends on our ability to retain and motivate other officers and key employees. The loss of the services of one or more of our executive officers or other key employees could disrupt our operations and seriously impair our ability to continue to acquire or collect on portfolios of charged-off consumer receivables and to manage and expand our business. We have employment agreements with each of Messrs. Reitzel, Bradley and Redman. However, these agreements do not and will not assure the continued services of these officers. We do not maintain key person life insurance policies for our executive officers or key personnel.

Our ability to recover on our charged-off consumer receivables may be limited under federal and state laws.

      Federal and state consumer protection, privacy and related laws and regulations extensively regulate the relationship between debt collectors and debtors. Federal and state laws may limit our ability to recover on our charged-off consumer receivables regardless of any act or omission on our part. Some laws and regulations applicable to credit card issuers may preclude us from collecting on charged-off consumer receivables we purchase if the credit card issuer previously failed to comply with applicable law in generating or servicing those receivables. Additional consumer protection and privacy protection laws may be enacted that would impose additional or more stringent requirements on the enforcement of and collection on consumer receivables.

      Any new laws, rules or regulations that may be adopted, as well as existing consumer protection and privacy protection laws, may adversely affect our ability to collect on our charged-off consumer receivables portfolios and may have a material adverse effect on our business and results of operations. In addition, federal and state governmental bodies are considering, and may consider in the future, other legislative proposals that would regulate the collection of consumer receivables. Although we cannot predict if or how any future legislation would impact our business, our failure to comply with any current or future laws or regulations applicable to us could limit our ability to collect on our charged-off consumer receivables portfolios, which could reduce our profitability and harm our business.

Our growth strategy may, to a limited extent, include the acquisition of portfolios in selected countries located outside of the United States. If we expand our operations outside of the United States, our international acquisitions subject us to risks that could have a material adverse effect on our business.

      We may, to a limited extent, pursue the acquisition of portfolios of charged-off consumer receivables from credit originators or collection companies located outside the United States. If our operations expand internationally, we will be subject to the risks of conducting business outside the United States, including:

•	a greater difficulty in managing collection operations globally;

•	compliance with multiple and potentially conflicting regulatory requirements;

•	changes in foreign currency exchange rates;

•	changes in a specific country’s or region’s political or economic conditions; and

•	changes in tax laws.

      There can be no assurance that the acquisition of portfolios of charged-off consumer receivables from locations outside of the United States will produce desired levels of net revenues or profitability, or that we will be able to comply with the requisite government regulations. In addition, compliance with these government regulations may also subject us to additional fees, costs and licenses. The expansion of our operations overseas could have a material adverse effect on our business and results of operations.

Our operations could suffer from telecommunications or technology downtime.

      Our success depends in large part on sophisticated telecommunications and computer systems. The temporary or permanent loss of our computer and telecommunications equipment and software systems, through casualty or operating malfunction (including outside influences such as computer viruses), could disrupt our operations. In the normal course of our business, we must record and process significant amounts of data quickly and accurately to access, maintain and expand the databases we use for our collection activities. Any failure of our information systems or software and their backup systems would interrupt our business operations and harm our business. In addition, we rely significantly on Ontario Systems Corp. for the software used in operating our technology platform. Our business operations would be disrupted and our results of operations may be harmed if they were to cease operations or significantly reduce their support to us.

Our ability to collect on our purchased receivables may suffer if the economy suffers a material and adverse downturn for a prolonged period.

      Our success depends on our continued ability to collect on our purchased receivables. If the economy suffers a material and adverse downturn for a prolonged period which, in turn, increases the unemployment rate, we may not be able to collect during this period in a manner consistent with our past practice due to the inability of our customers to make payments to us. Any failure to collect would harm our results of operations.

Our access to capital through our line of credit is critical to our ability to continue to grow. If our line of credit is materially reduced or terminated and if we are unable to replace it on favorable terms, our revenue growth may slow and our results of operations may be materially and adversely affected.

      We believe that our access to capital through our line of credit, on what we believe to be relatively favorable terms for our industry, has been critical to our ability to grow. We currently maintain a $100.0 million line of credit that expires September 28, 2006. Our financial strength has increased our ability to make portfolio purchases and we believe it has also enhanced our credibility with sellers of debt who are interested in dealing with firms possessing the financial wherewithal to consummate a transaction. If our line of credit is materially reduced or terminated as a result of noncompliance with a covenant or other event of default and if we are unable to replace it on relatively favorable terms, our revenue growth may slow and our results of operations may be materially and adversely affected.

Risks Related to this Offering

Our controlling stockholders have the ability to exert control over us and to influence the outcome of matters voted on by stockholders.

      Following this offering, our officers, directors and principal stockholders, together with their affiliates, will beneficially own approximately 78.7% (or 75.8% if the underwriters exercise their over-allotment option in full) of our outstanding common stock. As a result, these stockholders, if they act together, will exert significant influence over all matters requiring stockholder approval, including the election and removal of our directors, any merger, consolidation or sale of all or substantially all of our assets, as well as any charter amendment and other matters requiring stockholder approval. In addition, these stockholders may dictate the day to day management of our business. This concentration of ownership may delay or prevent a change in our control and may have a negative impact on the market price of our common stock by discouraging third party investors. In addition, the interests of these stockholders may not always coincide with the interests of our other stockholders.

We cannot assure you that a market will develop for our common stock and, in the event that an active trading market does not develop, you may be unable to resell your shares.

      Prior to this offering, there has not been a public market for our common stock. Although our common stock has been approved for listing, subject to notice of issuance, on The Nasdaq National Market, we cannot predict the extent to which a trading market will develop, how liquid that market might become, or whether it will be maintained. The initial public offering price of our common stock will be determined by negotiations among us and the representatives of the underwriters, and may not be indicative of the market price for shares of our common stock after this offering. In the event an active trading market does not develop for our common stock, you may be unable to resell your shares at or above the initial price to the public, or at all.

Our stock price may be volatile and, as a result, you could lose all or part of your investment.

      The market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as:

•	investor perception of us and our business;

•	the consumer credit industry as a whole; and

•	general economic and market conditions.

      In addition, in recent years, the stock market in general, and The Nasdaq National Market in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

Provisions in our charter documents and Delaware law may inhibit a takeover which could depress our stock price.

      Our charter documents and Delaware law contain provisions that could have the effect of delaying, deferring or preventing a change in control of our company, even if such a transaction would be beneficial to our stockholders. The existence of these provisions may have a negative impact on the price of our common stock by discouraging third party investors from purchasing our common stock. In particular, our amended and restated certificate of incorporation and our amended and restated bylaws will include provisions that:

•	provide for a staggered board of directors, so that it would take three successive annual meetings to replace all directors;

•	permit a majority of the stockholders to remove our directors only for cause;

•	permit our directors, and not our stockholders, to fill vacancies on our board of directors;

•	prohibit stockholder action by written consent;

•	require that stockholders give us advance notice to nominate candidates for election to our board of directors or to make stockholder proposals at a stockholders’ meeting; and

•	require the vote of the holders of a majority of our voting shares and, in some instances, a supermajority, for stockholder amendments to our certificate of incorporation and our bylaws.

      In addition, we are subject to Section 203 of the Delaware General Corporation Law which provides certain restrictions on business combinations between us and any party acquiring a 15% or greater interest in our voting stock other than in a transaction approved by our board of directors and, in certain cases, by our stockholders. These provisions of our amended and restated certificate of incorporation and our amended and restated bylaws and Delaware law could delay or prevent a change in control, even if our stockholders support such proposals.

Shares available for future sale after this offering could adversely affect our stock price.

      Sales of substantial amounts of our common stock in the public market, or the perception that these sales might occur, could cause the market price of our common stock to decrease. This could also make it difficult for us to raise additional capital through the sale of our equity securities. Upon completion of this offering, we will have 37,142,857 shares (irrespective of whether the underwriters’ over-allotment option is exercised in full) of common stock issued and outstanding. All of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our affiliates. In addition, we will have the ability to issue a substantial number of options to purchase shares of our common stock under our stock option plan.

      Subject to certain exceptions described under the caption “Underwriting”, we, the selling stockholder and the other stockholders holding an aggregate of 29,179,788 shares of common stock have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock for a period of 180 days from the date of this prospectus. The identity of these stockholders and the terms of the lock-up are summarized under the caption “Shares Eligible for Future Sale”. When this period expires, we and our locked-up stockholders will be able to sell our shares in the public market, subject to the terms of Rule 144. Moreover, Bear, Stearns & Co. Inc. may, in its sole discretion and at any time without notice, release those holders from the resale restrictions. Sales of a substantial number of such shares upon expiration, or early release of the lock-up, or the perception that substantial sales might occur, could cause our share price to fall.

      After this offering, the holders of approximately 28,448,449 shares of our common stock will have rights to include their shares in registration statements that we may file on our behalf or on behalf of other stockholders. These stockholders can also require us to file a registration statement on their behalf. By exercising their registration rights and selling a large number of shares, these holders could cause the market price of our common stock to decline. Furthermore, if we file a registration statement to offer additional shares of common stock and have to include shares held by these holders, it could impair our ability to raise needed capital.

Because we do not intend to pay dividends, stockholders must rely on stock appreciation for any return on their investment in our common stock.

      We currently intend to retain future earnings, if any, to fund our operations and growth and therefore, do not expect to pay dividends in the foreseeable future. Our credit agreement currently restricts our ability to pay dividends.

You will experience immediate and significant dilution in the book value per share.

      If you purchase our common stock in this offering, you will incur immediate dilution, which means that:

•	you will pay a price per share that substantially exceeds the per share book value of our assets immediately following the offering after subtracting our liabilities; and

•	the purchasers in this offering will have contributed 73.9% of the total amount to fund us but will own only 18.8% of our outstanding shares.

FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements that involve risks and uncertainties. These statements include, without limitation, statements about future events or our future financial performance. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expect”, “anticipate”, “intend”, “plan”, “believe”, “estimate”, “potential” or “continue”, the negative of these terms or other comparable terminology. These statements may be found in the sections titled “Summary”, “Risk Factors”, “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”. These statements involve a number of risks and uncertainties. Actual events or results may differ materially from any forward-looking statement as a result of various factors, including those we discuss in “Risk Factors” and elsewhere in this prospectus.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations. Factors that could affect our results and cause them to materially differ from those contained in the forward-looking statements include:

•	our ability to purchase charged-off receivable portfolios on acceptable terms and in sufficient amounts;

•	our ability to maintain existing, and secure additional, financing on acceptable terms;

•	our ability to recover sufficient amounts on our charged-off receivable portfolios;

•	our ability to make accurate estimates of the timing and amount of future cash receipts for purposes of recording purchased receivable revenues in accordance with Accounting Standards Executive Committee Practice Bulletin 6 (PB6);

•	our ability to hire and retain qualified personnel;

•	a decrease in collections if bankruptcy filings increase or if bankruptcy laws or other debt collection laws change;

•	changes in, or failure to comply with, governmental regulations;

•	the costs, uncertainties and other effects of legal and administrative proceedings;

•	our ability to respond to changes in technology and increased competition; and

•	other unanticipated events and conditions that may hinder our ability to compete.

HISTORY AND REORGANIZATION

Initial Operations — Pre-January 2000

      Our Chairman’s expertise and experience in purchasing and collecting charged-off consumer receivables dates back to 1962 when he formed Lee Acceptance Company as a sole proprietorship. Our Chief Executive Officer joined Lee Acceptance Company in 1979. In 1982, Lee Acceptance Company was incorporated as Lee Acceptance Corp. The business of purchasing and collecting charged-off consumer receivables was subsequently conducted by our Chairman and our Chief Executive Officer through several successor companies.

      In 1994, in an effort to take advantage of tax planning opportunities available for S corporations, our Chairman and our Chief Executive Officer formed Asset Acceptance Corp. for the purpose of purchasing and collecting charged-off consumer receivables and formed Consumer Credit Corp. for the purpose of financing sales of consumer product retailers located primarily in Michigan.

      Subsequently, our Chairman and our Chief Executive Officer formed Financial Credit Corp. in 1997 for the purpose of purchasing and collecting portfolios of charged-off consumer receivables of health clubs and CFC Financial Corp. in 1998 for the purpose of purchasing and collecting portfolios of charged-off consumer receivables of utility companies and small balance portfolios, both of which were affiliate corporations of Asset Acceptance Corp. and Consumer Credit Corp.

      Set forth below is a diagram depicting our predecessor corporations in operation for the period of 1982 through 1999, their dates of formation and their ownership:

(1)	Lee Acceptance Corp. ceased making active purchases of portfolios in 1994, although collections on previously purchased portfolios continue.

January 2000 — September 2002

      In January 2000, Asset Acceptance Corp., Financial Credit Corp. and CFC Financial Corp. were joined as wholly-owned subsidiaries of AAC Holding Corp. for tax planning purposes. Set forth below is a diagram depicting our predecessor corporations in operation for the period of January 2000 through September 30, 2002, their dates of formation and their ownership:

(1)	Mr. Redman acquired his ownership interest in January 2002.

September 2002 — Reorganization

      In September 2002, we formed Asset Acceptance Holdings LLC, a Delaware limited liability company, for the purpose of consummating an equity recapitalization, with Consumer Credit Corp. and AAC Holding Corp. (which was renamed RBR Holding Corp. in October 2002), as the initial equity members of Asset Acceptance Holdings LLC. Effective September 30, 2002, AAC Investors, Inc. acquired a 60% equity interest in Asset Acceptance Holdings LLC from RBR Holding Corp. and Consumer Credit Corp. which collectively retained a 40% equity interest. In connection with this recapitalization, RBR Holding Corp. and Consumer Credit Corp. received 39% and 1%, respectively, of the equity membership interests of Asset Acceptance Holdings LLC and $45,550,000 and $250,000, respectively, in cash. The majority of the cash proceeds were subsequently distributed to the owners of RBR Holding Corp. and Consumer Credit Corp. At the time of this recapitalization, Rufus H. Reitzel, Jr., our Chairman, Nathaniel F. Bradley IV, our President and Chief Executive Officer and Mark A. Redman, our Vice President- Finance and Chief Financial Officer, beneficially owned 57%, 38% and 5%, respectively, of RBR Holding Corp. and 60%, 40% and 0%, respectively, of Consumer Credit Corp. Through this recapitalization, the businesses of Asset Acceptance Corp., Financial Credit Corp., CFC Financial Corp., Consumer Credit Corp. and the portfolio assets of Lee Acceptance Corp. were contributed to the subsidiaries of Asset Acceptance Holdings LLC. After September 30, 2002, the business of purchasing and collecting portfolios of charged-off consumer receivables previously conducted by AAC Holding Corp. and its subsidiaries and the business of financing sales of consumer product retailers previously conducted by Consumer Credit Corp. were effected through this newly formed company and its subsidiaries. Consumer Credit Corp. was merged into RBR Holding Corp. in January 2003.

      Set forth below is a diagram depicting our successor entities in operation for the period from September 30, 2002 up to the effective date of the Reorganization, their dates of formation and their ownership:

(1)	Consumer Credit Corp. contributed its ownership interest in Consumer Credit, LLC to Asset Acceptance Holdings LLC effective September 30, 2002 in exchange for 1.0% of the equity interest in Asset Acceptance Holdings LLC, plus $250,000. Effective January 2003, Consumer Credit Corp. merged with and into RBR Holding Corp., with RBR Holding Corp. as the surviving entity acquiring, by operation of law, Consumer Credit Corp.’s 1.0% equity interest in Asset Acceptance Holdings LLC.

(2)	Asset Acceptance Corp. merged with and into Asset Acceptance, LLC effective September 30, 2002, with Asset Acceptance, LLC as the surviving entity. In addition, effective as of September 30, 2002, Asset Acceptance, LLC purchased the charged-off receivables owned by Lee Acceptance Corp.

(3)	Financial Credit Corp. merged with and into Financial Credit, LLC effective September 30, 2002, with Financial Credit, LLC as the surviving entity.

(4)	CFC Financial Corp. merged with and into CFC Financial, LLC effective September 30, 2002, with CFC Financial, LLC as the surviving entity.

(5)	Med-Fi Acceptance, LLC was formed as a wholly-owned subsidiary of Asset Acceptance Holdings LLC in 2003 for the purpose of purchasing and collecting portfolios of charged-off consumer receivables in the health care industry. Med-Fi Acceptance, LLC acquired two portfolios previously owned by Asset Acceptance, LLC upon its formation.

Reorganization

      Immediately prior to this offering, all of the shares of capital stock of AAC Investors, Inc., an affiliate of Quad-C Management, Inc., a private equity firm based in Charlottesville, Virginia, and RBR Holding Corp., which hold 60% and 40%, respectively, of the equity membership interests in Asset Acceptance Holdings LLC, will be contributed to Asset Acceptance Capital Corp., a newly formed Delaware corporation, in exchange for shares of common stock of Asset Acceptance Capital Corp., which is the class of common stock offered hereby. The total number of shares issuable to the stockholders of AAC Investors, Inc. and RBR Holding Corp. in such exchange is dependent upon the per share initial public offering price. Based on an initial public offering price of $14.00 per share, a total of 28,448,449 shares will be issued in this reorganization, with 15,929,361 shares and 12,519,088 shares issued to the stockholders of AAC Investors, Inc. and the stockholders of RBR Holding Corp., respectively. As a result of this reorganization, which is being effected for the purpose of establishing a Delaware corporation as the issuer in this offering, Asset Acceptance Holdings LLC and its subsidiaries will become indirect wholly-owned subsidiaries of the newly formed Asset Acceptance Capital Corp. The foregoing is referred to herein as the “Reorganization”. Immediately prior to the Reorganization, all of the shares of AAC Investors, Inc. were held by AAC Quad-C Investors LLC, an affiliate of Terrence D. Daniels and Anthony R. Ignaczak, both of whom serve on our board of directors, and substantially all of the shares of RBR Holding Corp. were held by Rufus H. Reitzel, Jr., our Chairman, Nathaniel F. Bradley IV, our President and Chief Executive Officer, and Mark A. Redman, our Vice President-Finance and Chief Financial Officer, and their affiliates.

      Set forth below is a diagram depicting our successor entities which will be in operation as of the effective date of the Reorganization, their dates of formation and their ownership:

(1)	Based on an initial public offering price of $14.00 per share. Following this offering, our officers, directors and principal stockholders, together with their affiliates (including Messrs. Reitzel, Bradley and Redman and AAC Quad-C Investors LLC), will beneficially own approximately 78.7% (or 75.8% if the underwriters exercise their over-allotment option in full) of our outstanding common stock.

      As used in this prospectus, all references to us mean:

•	after the Reorganization, to Asset Acceptance Capital Corp., a Delaware corporation;

•	from October 1, 2002 to the Reorganization, to AAC Investors, Inc., including its 60%-owned subsidiary, Asset Acceptance Holdings LLC (referred to collectively in our financial statements as the “successor”);

•	from January 1, 2000 through September 30, 2002, to our predecessors, RBR Holding Corp., Consumer Credit Corp. and Lee Acceptance Corp. (referred to collectively in our financial statements as the “predecessor”); and

•	prior to January 1, 2000, collectively to our predecessors, Lee Acceptance Company and its successor companies, including Lee Acceptance Corp. from 1982 to 1994, Asset Acceptance Corp. from 1994 through December 31, 1999, Financial Credit Corp. from 1997 through December 31, 1999, CFC Financial Corp. from 1998 through December 31, 1999 and Consumer Credit Corp. from 1994 through September 30, 2002 (referred to collectively in our financial statements as the “predecessor”).

USE OF PROCEEDS

      We estimate that we will receive approximately $89.9 million in net proceeds from the sale of our common stock in this offering based on an initial public offering price of $14.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from any sale of shares of our common stock by the selling stockholder if the underwriters exercise their over-allotment option.

      The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public capital markets.

      We anticipate using the net proceeds from this offering as follows:

	Amount	Percentage
Use of Net Proceeds
Payment of bank indebtedness(1)	$32.0	35.6%
Payment of indebtedness to a principal stockholder(2)	$40.0	44.5%
Payment of withholding taxes(3)	$17.9	19.9%

(1)	Represents payment of $32.0 million to pay down a portion of our existing indebtedness under our line of credit, while not reducing the amount of the commitment, which matures on September 28, 2006, bears interest at prime or, at our option, at between 250 to 300 basis points over 30, 60 or 90 day LIBOR. As of December 31, 2003, the amount outstanding under this facility was $73.0 million and had a weighted average interest rate of 3.70% without our interest rate swap agreement (4.05% with our interest rate swap agreement).

(2)	Represents payment in full of our existing indebtedness owed to AAC Quad-C Investors LLC (which beneficially owns more than 5% of our common stock) which matures on September 30, 2007, and bears interest at 10%. As of December 31, 2003, the principal and accrued interest under this indebtedness totaled $39.6 million.

(3)	Represents payment of $17.9 million to pay certain withholding taxes on behalf of holders of share appreciation rights previously granted by Asset Acceptance Holdings LLC which will vest upon the consummation of this offering, representing a portion of the purchase price payable by us for these rights. See “Management — Asset Acceptance Holdings LLC Share Appreciation Rights Plan” for more detailed information. For each $1.00 change in the per share initial public offering price, the amount payable by us for these taxes increases or decreases, as the case may be, by approximately $1.5 million.

      Pending application of the net proceeds as described above, we intend to invest the net proceeds in short term, investment grade, interest-bearing securities.

DIVIDEND POLICY

      Asset Acceptance Capital Corp. has never paid any dividends on its common stock. We anticipate that we will retain any future earnings for the operation and development of our business. Accordingly, we do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant. Our line of credit limits our ability to pay dividends.

CAPITALIZATION

      The following table shows our capitalization as of September 30, 2003:

•	on an actual basis;

•	on a pro forma basis, giving effect to the Reorganization; and

•	on a pro forma as adjusted basis, giving effect to the (i) Reorganization, (ii) the sale of 7,000,000 shares of common stock by us in this offering at an assumed initial public offering price of $14.00 per share, after deducting the estimated underwriting discounts and commissions of $6.9 million and our estimated offering expenses of $1.2 million, and the application of the net proceeds, as described under “Use of Proceeds”, (iii) the issuance of 1,694,408 shares of common stock issuable in connection with the payment of the share appreciation rights and (iv) the compensation charge related to the vesting of the share appreciation rights of $41.6 million ($26.1 million on an after-tax basis).

      You should read this table in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2003

			Pro forma as
	Actual	Pro forma	Adjusted

		(in thousands)
Cash and cash equivalents	$5,767	$5,767	$5,767

Debt:
Line of credit(1)	$68,500	$68,500	$34,116
Note payable — related party(2)	37,662	37,662	—
Capital lease obligations	224	224	224

Total debt	106,386	106,386	34,340
Stockholders’ equity:
Preferred stock, no shares authorized (actual); $0.01 par value, 10,000,000 authorized, no shares issued and outstanding (pro forma and pro forma as adjusted)	—	—	—
Common stock, without par value, 20,000,000 authorized, 10,000,000 shares issued and outstanding (actual); $0.01 par value, 100,000,000 shares authorized, 28,448,449 shares issued and outstanding (pro forma); 37,142,857 shares issued and outstanding (pro forma as adjusted)	10,000	284	371
Additional paid-in capital	—	10,686	124,261
Retained earnings	14,928	42,827	16,756

Total stockholders’ equity	24,928	53,797	141,388

Total capitalization	$131,314	$160,183	$175,728

(1)	As of December 31, 2003, the amount outstanding under this facility was $73.0 million and had a weighted average interest rate of 3.70% without our interest rate swap agreement (4.05% with our interest rate swap agreement).

(2)	Note payable which matures on September 30, 2007 and bears interest at 10%. As of December 31, 2003, the principal and accrued interest under this note totaled $39.6 million.

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of common stock after this offering.

      As of September 30, 2003, after giving effect to our Reorganization, our pro forma net tangible book value was approximately $46.8 million, or approximately $1.64 per share of our common stock. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the pro forma total number of shares of common stock outstanding.

      After giving effect to the sale of common stock by us in this offering at an assumed initial public offering price of $14.00 per share, the issuance of 1,694,408 shares of common stock issuable in connection with the payment of share appreciation rights and the compensation charge related to the vesting of the share appreciation rights of $41.6 million ($26.1 million on an after-tax basis), our pro forma net tangible book value will increase to $3.62 per share. This represents an immediate increase in pro forma net tangible book value of $1.98 per share to existing stockholders and results in immediate dilution of $10.38 per share to new investors. “Dilution per share” represents the difference between the price per share to be paid to new investors and the pro forma net tangible book value immediately after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$14.00
Pro forma net tangible book value per share before offering	$1.64
Increase in net tangible book value per share attributable to this offering	1.98

Net tangible book value as adjusted per share after this offering		3.62

Dilution per share to new investors		$10.38

      The following table summarizes, as of September 30, 2003, after giving effect to the Reorganization, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share paid by existing shareholders and new investors based upon an assumed initial public offering price of $14.00 per share before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing shareholders(1)	30,142,857	81.2%	$34,691,712	26.1%	$1.15
New investors	7,000,000	18.8	98,000,000	73.9	14.00

Total	37,142,857	100.0%	$132,691,712	100.0%	$3.57

(1)	Includes issuance of 1,694,408 shares of common stock issuable in connection with the payment of share appreciation rights.

      The above table assumes no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option in full, the number of shares of common stock held by existing stockholders after this offering would be reduced to 29,092,857, or 78.3% of the total number of shares of common stock outstanding after this offering, and the number of shares of common stock held by new investors would increase to 8,050,000, or 21.7% of the total number of shares of common stock outstanding after this offering. If the underwriters’ over-allotment option is exercised in part or in full, the pro forma net tangible book value as adjusted per share after the offering and dilution per share to new investors will be unchanged.

      In the event that we issue additional shares of common stock, purchasers of common stock in this offering may experience further dilution. As of the date of this prospectus, we have not issued any stock options. To the extent options or rights are issued under our stock plans, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data includes the results of operations of the following companies for the indicated periods:

•	From January 1, 1998 through December 31, 1999, collectively to our predecessors, Asset Acceptance Corp., Financial Credit Corp., CFC Financial Corp., Consumer Credit Corp. and Lee Acceptance Corp., with each of these corporations treated as an S corporation for income tax purposes (except for Lee Acceptance Corp. which was treated as a C corporation for income tax purposes). Each of these corporations are collectively referred to in our financial statements and in the following selected consolidated financial data as the “predecessor”.

•	From January 1, 2000 through September 30, 2002, collectively to our predecessors, AAC Holding Corp. and its subsidiaries, Consumer Credit Corp. and Lee Acceptance Corp., with each of these corporations treated as an S corporation for income tax purposes (except for Lee Acceptance Corp. which was treated as a C corporation for income tax purposes). Each of these corporations are collectively referred to in our financial statements and in the following selected consolidated financial data as the “predecessor”.

•	From October 1, 2002 through September 30, 2003, to AAC Investors, Inc., including its 60%-owned subsidiary, Asset Acceptance Holdings LLC and its subsidiaries (collectively treated as a C corporation for income tax purposes), with these companies referred to collectively in our financial statements and in the following selected consolidated financial data as the “successor”.

      The following selected consolidated statement of income data of the predecessor for the years ended December 31, 2000 and 2001 and the nine months ended September 30, 2002 and the related selected consolidated financial position data as of December 31, 2000 and 2001 and September 30, 2002 and the selected consolidated statement of income data of the successor for the three months ended December 31, 2002 and the related selected consolidated financial position data as of December 31, 2002 have been derived from our consolidated financial statements that have been audited by Ernst & Young LLP, independent auditors, and that are included (except for the statements of financial position as of December 31, 2000) elsewhere in this prospectus.

      As a result of the foregoing, the selected consolidated statement of income data for the year ended December 31, 2002 consists of the predecessor for the nine months ended September 30, 2002 and the successor for the three months ended December 31, 2002, with this referred to as “combined”.

      The following selected consolidated statement of income data of the successor for the nine months ended September 30, 2003 and the related selected consolidated financial position as of September 30, 2003 have been derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus.

      The following selected consolidated statement of income data for the years ended December 31, 1998 and 1999 and the selected consolidated financial position data as of December 31, 1998 and 1999 have been derived from our unaudited consolidated financial statements that are not included in this prospectus.

      Immediately prior to this offering, all of the shares of the capital stock of AAC Investors, Inc. and AAC Holding Corp. (which changed its name to RBR Holding Corp. in October 2002), which hold 60% and 40%, respectively, of the equity membership interests in Asset Acceptance Holdings LLC, will be contributed to Asset Acceptance Capital Corp., a newly formed Delaware corporation, in exchange for shares of the common stock of Asset Acceptance Capital Corp., which is the class of common stock offered hereby. As a result of this Reorganization, which is being effected for the purpose of establishing a Delaware corporation as the issuer in this offering, Asset Acceptance Holdings LLC and its subsidiaries will become indirect wholly-owned subsidiaries of the newly formed Asset Acceptance Capital Corp. The pro forma information included in the selected consolidated financial data gives effect to the Reorganization as of September 30, 2003. All entities for which selected consolidated financial data is provided are considered predecessor entities of Asset Acceptance Capital Corp. For more detailed information about our corporate history and this Reorganization, see “History and Reorganization”.

      In our opinion, the following consolidated financial data for the nine months ended September 30, 2003 include all normal recurring adjustments, which we consider necessary for a fair statement of our financial position and results of operations for these periods.

      You should not rely on interim results as being indicative of results that we may expect for the full year.

	Predecessor				Combined	Predecessor	Successor

						Nine months ended
	Years ended December 31,					September 30,

	1998	1999	2000	2001	2002(1)	2002	2003

	(in thousands, except per share data)
STATEMENT OF INCOME DATA:
Revenues
Purchased receivable revenues	$14,826	$25,767	$36,667	$61,412	$100,004	$71,237	$115,452
Gain on sale of purchased receivables	117	74	130	250	326	293	—
Finance contract revenues	474	349	214	354	411	278	438

Total revenues	15,417	26,190	37,011	62,016	100,741	71,808	115,890

Expenses
Salaries and benefits	4,397	7,771	11,769	20,485	33,438	24,372	37,229
Collections expense	3,353	7,634	10,951	16,372	26,051	18,542	32,704
Occupancy	386	735	1,135	1,590	3,064	2,173	3,096
Administrative	591	858	980	1,511	2,682	1,791	2,422
Depreciation	170	330	555	923	1,910	1,269	1,890
Loss on disposal of equipment	34	1	49	12	198	122	3

Total operating expenses	8,931	17,329	25,439	40,893	67,343	48,269	77,344

Income from operations	6,486	8,861	11,572	21,123	33,398	23,539	38,546
Net interest expense	909	1,391	2,047	2,229	3,427	1,647	5,466
Other expenses (income)	—	—	—	(11)	423	398	(355)

Income before income taxes and minority interest	5,577	7,470	9,525	18,905	29,548	21,494	33,435
Income taxes	—	—	—	—	1,623	—	6,831
Minority interest	—	—	—	—	3,591	—	14,515

Net income(2)	$5,577	$7,470	$9,525	$18,905	$24,334	$21,494	$12,089

Pro forma income taxes(3)	$1,920	$2,541	$3,292	$6,745	$11,038	$8,029	$12,439
Pro forma net income(3)	$3,657	$4,929	$6,233	$12,160	$18,510	$13,465	$20,996
Pro forma net income per share basic(4)	$0.13	$0.17	$0.22	$0.43	$0.65	$0.47	$0.74
Pro forma weighted average shares basic(4)	28,488	28,488	28,488	28,488	28,488	28,488	28,488
Pro forma net income per share diluted(4)	$0.13	$0.17	$0.22	$0.43	$0.65	$0.47	$0.74
Pro forma weighted average shares diluted(4)	28,488	28,488	28,488	28,488	28,488	28,488	28,488

	Predecessor				Combined	Successor

	As of December 31,					As of September 30, 2003

								Pro forma
	1998	1999	2000	2001	2002	Actual	Pro forma	as Adjusted(5)

	(in thousands)
FINANCIAL POSITION DATA:
Cash and cash equivalents	$812	$991	$1,467	$1,576	$2,281	$5,767	$5,767	$5,767
Purchased receivables	25,578	34,692	47,963	81,726	133,337	168,701	168,701	168,701
Total assets	28,170	38,455	52,817	88,520	151,277	191,625	191,625	191,625
Total debt, including capital lease obligations	15,966	18,932	23,346	39,015	103,192	106,386	106,386	34,340
Minority interest	—	—	—	—	28,804	42,581	—	—
Total stockholders’ equity	11,493	18,973	28,482	47,453	12,839	24,928	53,797	141,388

	Predecessor				Combined	Predecessor	Successor

						Nine months ended
	Years ended December 31,					September 30,

	1998	1999	2000	2001	2002	2002	2003

	(in thousands, except percentages)
OPERATING AND OTHER FINANCIAL DATA:
Cash collections for period	$15,438	$29,047	$43,996	$71,068	$120,540	$87,111	$143,831
Operating expenses to cash collections	57.9%	59.7%	57.8%	57.5%	55.8%	55.4%	53.8%
Acquisitions of purchased receivables at cost	$17,453	$13,275	$21,988	$47,693	$73,684	$40,027	$65,182
Acquisitions of purchased receivables at face value	$551,247	$468,947	$1,226,761	$2,942,421	$5,215,662	$3,575,442	$2,781,892

(1)	AAC Investors, Inc. purchased a 60% interest in Asset Acceptance Holdings LLC effective at the close of business on September 30, 2002. Consequently, the operations data for the year ended December 31, 2002 includes our predecessor for the nine months ended September 30, 2002 and AAC Investors, Inc. for the three months ended December 31, 2002. Minority interest expense has been recorded for the 40% minority interest in Asset Acceptance Holdings LLC held by RBR Holding Corp. for the three months ended December 31, 2002.

(2)	Income taxes reflect the income tax expense for the consolidated income of AAC Investors, Inc. net of the 40% minority interest in Asset Acceptance Holdings LLC held by RBR Holding Corp. since September 30, 2002. Prior to October 1, 2002, our predecessors were taxed as an S corporation under the Internal Revenue Code and therefore taxable income was included on the shareholders’ individual tax returns, with the exception of Lee Acceptance Corp. which was treated as a C corporation for income tax purposes (the income taxes of which were immaterial for the periods presented and, therefore, were included in administrative expenses).

(3)	Historical net income is not representative of our operating results on a going forward basis because of the earnings related to the minority owner’s 40% interest in Asset Acceptance Holdings LLC are excluded and income taxes are not calculated for the minority owner’s interest in Asset Acceptance Holdings LLC. For comparison purposes we have presented pro forma net income which assumes all entities are 100% owned and includes income taxes assuming the consolidated entity has been a C corporation for all periods presented. Upon the consummation of the Reorganization being effected upon the effective date of the registration statement of which this prospectus is a part, all of the entities reflected will be 100% owned, directly or indirectly, by Asset Acceptance Capital Corp. See “History and Reorganization”.

(4)	Pro forma net income per share and pro forma weighted average shares assumes completion of the Reorganization as if the Reorganization had occurred at the beginning of the period presented.

(5)	Pro forma adjusted to give effect to estimated net proceeds from the sale of 7,000,000 shares of common stock offered by us at an assumed initial public offering price of $14.00 per share, the issuance of 1,694,408 shares of common stock issuable in connection with the payment of the share appreciation rights, the compensation charge related to the vesting of the share appreciation rights of $41.6 million ($26.1 million on an after-tax basis), and our anticipated repayment of approximately $72.0 million of indebtedness, $106.4 million of which existed as of September 30, 2003. See “Use of Proceeds”.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions, such as statements of our plans, objectives, expectations and intentions. Our actual results may differ materially from those discussed here. Factors that could cause or contribute to the differences include those discussed in “Risk Factors”, as well as those discussed elsewhere in this prospectus.

Overview

      We are a leading purchaser and collector of charged-off consumer receivables in the United States. We purchase defaulted or charged-off accounts receivable portfolios from consumer credit originators and from other holders of consumer debt generally at significant discounts to the original face values. Through these purchases, we acquire the rights to the unrecovered balances owed by the individual consumers and, utilizing our collection procedures, seek to collect three or more times the original purchase price for the debt over the life of the portfolio.

     History and Reorganization

      Our financial statements include the results of operations of the following companies for the indicated periods:

•	From January 1, 2000 through September 30, 2002, AAC Holding Corp. and its subsidiaries (collectively treated as S corporations for income tax purposes), Consumer Credit Corp. (treated as an S corporation for income tax purposes) and Lee Acceptance Corp. (treated as a C corporation for income tax purposes), with these corporations referred to collectively in our financial statements and in this Management’s Discussion and Analysis of Financial Condition and Results of Operations as the “predecessor”; and

•	From October 1, 2002 through September 30, 2003, AAC Investors, Inc., including its 60% owned subsidiary, Asset Acceptance Holdings LLC and its subsidiaries (collectively treated as a C corporation for income tax purposes), with these companies referred to collectively in our financial statements and in this Management’s Discussion and Analysis of Financial Condition and Results of Operations as the “successor”.

      Immediately prior to this offering, all of the shares of capital stock of AAC Investors, Inc. and AAC Holding Corp. (which changed its name to RBR Holding Corp. in October 2002), which hold 60% and 40%, respectively, of the equity membership interests in Asset Acceptance Holdings LLC, will be contributed to Asset Acceptance Capital Corp., a newly formed Delaware corporation, in exchange for shares of common stock of Asset Acceptance Capital Corp., which is the class of common stock being offered hereby. As a result of this Reorganization, Asset Acceptance Holdings LLC and its subsidiaries will become indirect wholly-owned subsidiaries of the newly formed Asset Acceptance Capital Corp. Our prior history and this Reorganization is more fully described under the caption “History and Reorganization”.

      As our predecessor was treated as an S corporation prior to October 1, 2002, it was not subject to federal or state corporate income taxes and as such has not incurred any historical taxes, with the exception of Lee Acceptance Corp. which was treated as a C corporation for income tax purposes (the income taxes of which were immaterial for the periods presented and, therefore, were included in administrative expenses). For comparison purposes, we have presented pro forma net income, which excludes minority interest and reflects income taxes assuming we had been treated as a C corporation for income tax purposes since the time of our formation.

     Share Appreciation Rights Compensation Charge

      Asset Acceptance Holdings LLC adopted the Asset Acceptance Holdings LLC Year 2002 Share Appreciation Rights Plan effective as of September 30, 2002. Pursuant to the terms of the Plan, Asset Acceptance Holdings LLC has granted to approximately 60 employees share appreciation rights which entitle the holder to receive compensation under certain circumstances for an appreciation of the value of Asset Acceptance Holdings LLC.

      In connection with the consummation of this offering, we intend to exercise our right to vest 100% of the share appreciation rights held by the holders which, based on an initial public offering price of $14.00 per share, will result in our taking a compensation charge in the total amount of $41.6 million ($26.1 million on an after tax basis) in the quarter in which this offering is consummated due to the payment of $17.9 million dollars for the applicable withholding taxes due by the holders and the issuance of 1,694,408 unregistered shares of our common stock to the holders.

     Cash Collections

      The cash flows generated by the collections on our purchased receivable portfolios is the primary driver of our business. We include as cash collections the reimbursement of certain legal and other costs. We record the gross proceeds received by third party collection agencies and attorneys as cash collections. We monitor the collections on our charged-off receivables portfolios, as well as the collections by our collectors. This data helps us evaluate our collection performance and collection strategies, test and refine our purchasing methodologies and improve collector productivity.

     Purchased Receivable Revenues

      Our primary source of revenue is derived from cash collections on our purchased charged-off receivables portfolios. Since the credit originator, and in most cases other collection companies, have unsuccessfully attempted to collect these receivables, we are able to purchase them at a substantial discount to face value. Since January 1, 1990, we have acquired 653 portfolios with a face value of $14.8 billion for approximately $271.9 million, or 1.84% of face value as of December 31, 2003. Competitive pressures affect the availability and pricing of receivable portfolios. On average, we have been able to collect more than three times the amount paid for a portfolio, as measured over a five-year period from the date of purchase. The specific accounting methodology utilized for income recognition is described under the caption “Accounting for Purchased Receivable Revenues”.

     Gain on Sale of Purchased Receivables

      From time to time, we sell previously acquired charged-off consumer receivables to third parties, retaining no claims to any of the subsequent collections. When we sell receivables prior to attempting any collection efforts, we record a gain or loss on sale by comparing the price paid for the receivables to the price received from the purchaser. If we sell receivables out of a portfolio that has received collections, we determine the basis of the sold receivables by using the pro rata share of the face amount sold to the current carrying value of the portfolio and then record the gain or the loss on sale by comparing the basis of the sold receivable to the price received from the purchaser.

     Finance Contract Revenues

      We also finance the sales of consumer product retailers located primarily in Michigan. Finance contract revenues are recognized based on the accretion of the discount at which these contracts are financed over their respective terms. Interest is recognized over the life of the contract. Provision for impairment represents the adjustments during the period to reflect accounts for which collection has been delayed or is in doubt.

     Accounting for Purchased Receivable Revenues

      Purchased receivable revenues equal the excess of the cash collected from portfolios over the cash paid for the portfolios over their life span. For example, if a portfolio is projected to have collections over its life span equal to 3.0 times its cost or purchase price, and if the projections prove to be accurate, then over the life span of the portfolio, revenue will be recognized equal to two-thirds of collections. Thus, if collections are $3.0 million and cost is $1.0 million, $2.0 million of revenues will be recognized over the portfolio’s life span. As described below, if collections for a portfolio deviate either below or above the projections, then adjustments to revenue are made to reflect the deviation. These adjustments are made in an effort to ensure that revenues accurately reflect ongoing collection results and that, over the life span of a portfolio, revenues plus cost or purchase price will be equal to collections.

      We account for our investments in our purchased receivables using the interest method under the guidance provided by the Accounting Standards Executive Committee Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans”. Static pools of relatively homogenous charged-off consumer receivables are established as portfolios of receivables are acquired. Once a static pool is established, the charged-off consumer receivables in the static pool are not changed. Each static pool is initially recorded at cost, and is accounted for as a single unit for the recognition of income, principal payments and impairment. Income on purchased receivables is accrued monthly based on each static pool’s effective yield. The yield is estimated based on the timing and the amount of anticipated future cash flows over an expected life of five years. Monthly cash flows greater than the monthly interest accrual will reduce the carrying value of the static pool. Likewise, monthly cash flows less than the monthly interest accrual will accrete the carrying balance of the static pool.

      Each static pool is reviewed on a monthly basis and compared to estimated cash flows in an effort to ensure complete amortization of the carrying value at the end of each static pool’s life to the extent practicable. This is accomplished by evaluating the future cash flow and effective yield of each static pool. To the extent that actual cash collections are lower than expected and our expectations of future cash collections are reduced, the effective yield is adjusted to reflect lower expectations and to ensure complete amortization of the carrying value. Conversely, if actual cash collections exceed expectations, and if future cash collections are both probable and estimable, the effective yield is prospectively increased.

      Integral to this process is the measurement of impairment. On a monthly basis, we compare the carrying value of each static pool to its expected cash flow. In the event that cash collected would be inadequate to amortize the carrying value, an impairment charge would be taken with a corresponding write-off to the receivable balance.

     Operating Expenses

          Salaries and Benefits

      Salary and benefit expenses include all employment-related expenses, including salaries, wages, bonuses, insurance, payroll taxes and benefits.

          Collections Expense

      Collections expense consists of various expenses required to collect amounts from debtors including credit reports, contingent collection fees to third party collection agencies and law firms, mailing and postage, communications and court costs, attorney’s fees and other legal costs. We expense certain legal costs, including court costs, process-server fees and other reimbursable expenditures as incurred.

          Occupancy

      Occupancy expense primarily consists of rent, utilities, repairs and maintenance, property taxes and insurance. We lease our headquarters located in Warren, Michigan and also lease locations in Brooklyn Heights, Ohio, Riverview, Florida, Wixom, Michigan, San Antonio, Texas, Phoenix, Arizona, White Marsh, Maryland, Chicago, Illinois and Pennsville, New Jersey.

          Administrative

      Administrative expenses include costs such as office supplies, travel and entertainment, accounting and payroll services, consulting fees, various taxes and general insurance.

          Depreciation

      We incur depreciation expense for costs related to our assets, including our information technology and software systems. Amortization of certain intangible assets is also included in depreciation.

          Loss on Disposal of Equipment

      Loss on disposal of equipment includes the loss on the sale, disposal or abandonment of any property and equipment.

     Net Interest Expense

      Net interest expense includes interest expense on our bank line of credit and other debt, including debt owed to an affiliate, and the amortization of loan fees and other costs associated with the bank line of credit, net of interest income.

     Other Expenses (Income)

      Other expenses and income consists primarily of the changes in the fair market value of interest rate swaps purchased in an effort to reduce the economic impact of volatility of variable interest rates on our bank line of credit.

     Income Taxes

      Prior to October 1, 2002, our predecessors were taxed as an S corporation under the Internal Revenue Code and, therefore, taxable income was included on each shareholder’s individual tax return, with the exception of Lee Acceptance Corp. which was treated as a C corporation for income tax purposes (the income taxes of which were immaterial for the periods presented and, therefore, were included in administrative expenses). Income taxes reflect the income tax expense for the consolidated income of AAC Investors, Inc. since September 30, 2002, net of the 40% minority interest in Asset Acceptance Holdings LLC held by RBR Holding Corp. We will be treated as a C corporation for income tax purposes after the Reorganization.

     Minority Interest

      For the periods subsequent to September 30, 2002, our consolidated financial statements include the accounts of AAC Investors, Inc. and its 60%-owned subsidiary, Asset Acceptance Holdings LLC. All significant intercompany accounts and transactions have been eliminated. Minority interest has been recorded for the 40% interest in Asset Acceptance Holdings LLC held by RBR Holding Corp.

     Pro Forma Income Taxes and Pro Forma Net Income

      Historical net income is not representative of our operating results on a going forward basis because the earnings related to the minority owner’s 40% interest in Asset Acceptance Holdings LLC are excluded and income taxes are not calculated for the minority owner’s interest in Asset Acceptance Holdings LLC. For comparison purposes we have presented pro forma net income which assumes all entities are 100% owned and includes income taxes assuming the consolidated entity had been a C corporation for all periods presented. Taxes rates used for pro forma net income are equal to the rates that would have been in effect had we been required to report tax expense in such years. Upon the consummation of the Reorganization being effected upon the effective date of the registration statement of which this prospectus is a part, all of the entities reflected will be 100% owned, directly or indirectly, by Asset Acceptance Capital Corp. See “History and Reorganization”.

Results of Operations

      The following table sets forth selected statement of income data expressed as a percentage of total revenues for the periods indicated.

	Predecessor		Combined	Predecessor	Successor

				Nine months ended
	Years ended December 31,			September 30,

	2000	2001	2002	2002	2003

Revenues
Purchased receivable revenues	99.1%	99.0%	99.3%	99.2%	99.6%
Gain on sale of purchased receivables	0.3	0.4	0.3	0.4	0.0
Finance contract revenues	0.6	0.6	0.4	0.4	0.4

Total revenues	100.0	100.0	100.0	100.0	100.0

Expenses
Salaries and benefits	31.8	33.0	33.2	33.9	32.1
Collections expense	29.6	26.4	25.9	25.8	28.2
Occupancy	3.1	2.6	3.0	3.0	2.7
Administrative	2.7	2.4	2.7	2.5	2.1
Depreciation	1.5	1.5	1.9	1.8	1.6
Loss on disposal of equipment	0.1	0.0	0.2	0.2	0.0

Total operating expense	68.8	65.9	66.9	67.2	66.7

Income from operations	31.2	34.1	33.1	32.8	33.3
Net interest expense	5.5	3.6	3.4	2.3	4.7
Other expenses (income)	0.0	0.0	0.4	0.6	(0.3)

Income before income taxes and minority interest	25.7	30.5	29.3	29.9	28.9
Income taxes	—	—	1.6	—	5.9
Minority interest	—	—	3.5	—	12.5

Net income	25.7%	30.5%	24.2%	29.9%	10.5%

Pro forma income taxes	8.9%	10.9%	11.0%	11.2%	10.7%
Pro forma net income	16.8%	19.6%	18.3%	18.7%	18.2%

     Nine Months Ended September 30, 2003 Compared To Nine Months Ended September 30, 2002

      AAC Investors, Inc. purchased a 60% interest in Asset Acceptance Holdings LLC effective at the close of business on September 30, 2002. Consequently, the results of operations for the nine months ended September 30, 2003 are for AAC Investors, Inc. and its subsidiary, as compared to the results of operations for the nine months ended September 30, 2002 which are for our predecessor.

          Revenue

      Total revenues were $115.9 million for the nine months ended September 30, 2003, an increase of $44.1 million or 61.4% over total revenues of $71.8 million for the nine months ended September 30, 2002. Purchased receivable revenues were $115.5 million for the nine months ended September 30, 2003, an increase of $44.3 million or 62.1% over the nine months ended September 30, 2002 amount of $71.2 million. The increase was due primarily to an increase in cash collections on charged-off consumer receivables to $143.8 million from $87.1 million, an increase of 65.1%. During the nine months ended September 30, 2003, we acquired charged-off consumer receivables portfolios with an aggregate face value amount of $2.8 billion at a cost of $65.2 million. During the nine months ended September 30, 2002, we acquired charged-off consumer receivable portfolios with an aggregate face value of $3.6 billion at a cost of $40.0 million. Our purchases in 2002 included a single portfolio acquired in June 2002 with a face value of $1.2 billion at a cost of $1.2 million or 0.1% of face value.

          Operating Expenses

      Total operating expenses were $77.3 million for the nine months ended September 30, 2003, an increase of $29.0 million or 60.2% compared to total operating expenses of $48.3 million for the nine months ended September 30, 2002. Total operating expenses were 53.8% of cash collections for the nine months ended September 30, 2003 compared with 55.4% for the same period in 2002.

      Salaries and Benefits. Salary and benefit expenses were $37.2 million for the nine months ended September 30, 2003, an increase of $12.8 million or 52.8% compared to salary and benefit expenses of $24.4 million for the nine months ended September 30, 2002. Salary and benefit expenses increased as total employees grew to 1,475 at September 30, 2003 from 949 at September 30, 2002, primarily in response to the growth in the number of portfolios of charged-off consumer receivables. Salary and benefit expenses as a percentage of cash collections decreased to 25.9% for the nine months ended September 30, 2003 from 28.0% of cash collections for the same period in 2002.

      Collections Expense. Collections expense increased to $32.7 million for the nine month period ended September 30, 2003 reflecting an increase of $14.2 million or 76.4% over $18.5 million for the nine month period ended September 30, 2002. The increase was primarily attributable to the increased number of accounts on which we were collecting. Collections expense as a percentage of cash collections increased to 22.7% for the nine months ended September 30, 2003 from 21.3% of cash collections for the nine months ended September 30, 2002. This increase was primarily due to increased activity in legal collections.

      Occupancy. Occupancy expense was $3.1 million for the nine months ended September 30, 2003, an increase of $0.9 million or 42.5% over occupancy expense of $2.2 million for the nine months ended September 30, 2002. The increase was primarily attributable to the move and expansion of the Wixom, Michigan location, the addition and expansion of the San Antonio, Texas location, the addition of the Phoenix, Arizona location, and the expansion of the White Marsh, Maryland location.

      Administrative. Administrative expenses increased to $2.4 million for the nine month period ended September 30, 2003 from $1.8 million for the nine month period September 30, 2002 reflecting a $0.6 million or 35.2% increase. The increase in administrative expenses is a result of the increased number of accounts being processed.

      Depreciation. Depreciation expense was $1.9 million for the nine months ended September 30, 2003, an increase of $0.6 million or 49.0% over depreciation expense of $1.3 million for the nine month period ended September 30, 2002. The increase was due to higher capital expenditures during 2002 and 2003 which were required to support the increased number of accounts serviced by us and the purchase of furniture and technology equipment in our new and expanded facilities.

      Net Interest Expense. Net interest expense was $5.5 million for the nine months ended September 30, 2003, an increase of $3.9 million or 232.0% compared to net interest expense of $1.6 million for the nine months ended September 30, 2002. This increase is due to higher average borrowings on our line of credit, which increased to $67.3 million for the nine months ended September 30, 2003 from $37.7 million for the same prior year period and $2.7 million of additional interest due to the addition of a note payable to a related party. Interest expense was partially offset by lower interest rates on our line of credit.

      Income Taxes. Income taxes of $6.8 million for the nine months ended September 30, 2003 reflects the tax expense for the consolidated income of AAC Investors, Inc., net of the 40% minority interest in Asset Acceptance Holdings LLC held by RBR Holding Corp. Our predecessor generally was taxed as an S corporation under the Internal Revenue Code for the nine months ended September 30, 2002 and, therefore, taxable income was included on each shareholder’s individual tax return.

     Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      AAC Investors, Inc. purchased a 60% interest in Asset Acceptance Holdings LLC effective at the close of business on September 30, 2002. Consequently, the results of operations for the year ended December 31, 2002 includes our predecessor for the nine months ended September 30, 2002 and AAC Investors, Inc. and its subsidiary for the three months ended December 31, 2002 and the results of operations for the year ended December 31, 2001 includes our predecessor.

      The following table provides financial information on a consolidated basis for the year ended December 31, 2002 for comparative purposes:

	Predecessor	Successor	Combined

	Nine months	Three months
	ended	ended	Year ended
	September 30,	December 31,	December 31,
	2002	2002	2002

	(in thousands)
Revenues
Purchased receivable revenues	$71,237	$28,767	$100,004
Gain on sale of purchased receivables	293	33	326
Finance contract revenues	278	133	411

Total revenues	71,808	28,933	100,741

Expenses
Salaries and benefits	24,372	9,066	33,438
Collections expense	18,542	7,509	26,051
Occupancy	2,173	891	3,064
Administrative	1,791	891	2,682
Depreciation	1,269	641	1,910
Loss on disposal of equipment	122	76	198

Total operating expense	48,269	19,074	67,343

Income from operations	23,539	9,859	33,398
Net interest expense	1,646	1,781	3,427
Other expenses (income)	398	25	423

Income before income taxes and minority interest	21,495	8,053	29,548
Income taxes	—	1,623	1,623
Minority interest	—	3,591	3,591

Net income	$21,495	$2,839	$24,334

          Revenue

      Total revenues were $100.7 million for the year ended December 31, 2002, an increase of $38.7 million or 62.4% over total revenues of $62.0 million for 2001. Purchased receivable revenues were $100.0 million for the year ended December 31, 2002, an increase of $38.6 million or 62.8% over $61.4 million for 2001. The increase was due primarily to an increase in cash collections on charged-off consumer receivables to $120.5 million during 2002 from $71.1 million during 2001, an increase of $49.4 million or 69.6%. During 2002, we acquired charged-off consumer receivables portfolios with an aggregate face value amount of $5.2 billion at a cost of $73.7 million. During 2001, we acquired charged-off consumer receivable portfolios with an aggregate face value of $2.9 billion at a cost of

$47.7 million. Our purchases in 2002 included a single portfolio acquired in June 2002 with a face value of $1.2 billion at a cost of $1.2 million or 0.1% of face value.

          Operating Expenses

      Total operating expenses were $67.3 million for the year ended December 31, 2002, an increase of $26.4 million or 64.7% compared to total operating expenses of $40.9 million for the year ended December 31, 2001. Total operating expenses were 55.9% of cash collections for 2002 compared with 57.5% for the same period in 2001.

      Salaries and Benefits. Salary and benefit expenses were $33.4 million for the year ended December 31, 2002, an increase of $12.9 million or 63.2%, compared to salary and benefit expenses of $20.5 million for the year ended December 31, 2001. Salary and benefit expenses increased as total employees grew to 1,074 at December 31, 2002 from 685 at December 31, 2001, primarily in response to growth in the number of portfolios of charged-off consumer receivables. Salary and benefit expenses as a percentage of cash collections decreased to 27.7% for the 12 month period ended December 2002 from 28.8% of cash collections for the same period in 2001.

      Collections Expense. Collections expense increased to $26.1 million for the year ended December 31, 2002 reflecting an increase of $9.7 million or 59.1% over the collections expense of $16.4 million for the year ended December 31, 2001. The increase was primarily attributable to the increased number of accounts on which we were collecting. Collections expense as a percentage of cash collections decreased to 21.6% for the 12 month period ended December 2002 from 23.0% of cash collections for the same period in 2001.

      Occupancy. Occupancy expense was $3.1 million for the year ended December 31, 2002, an increase of $1.5 million or 92.7% over occupancy expense of $1.6 million for the year ended December 31, 2001. The increase was primarily attributable to the additions of the White Marsh, Maryland and San Antonio, Texas sites, the increased space leased in Warren, Michigan and Brandon, Florida, and the move and expansion of the Wixom, Michigan and Brooklyn Heights, Ohio locations.

      Administrative. Administrative expenses increased to $2.7 million for the year ended December 31, 2002 from $1.5 million for the year ended December 31, 2001 reflecting a $1.2 million or 77.6% increase. The increase in administrative expenses is a result of an increase in the number of accounts being processed.

      Depreciation. Depreciation expense was $1.9 million for the year ended December 31, 2002, an increase of $1.0 million or 106.9% over depreciation expense of $0.9 million for the year ended December 31, 2001. The increase was due to higher capital expenditures during 2002 and 2001 which were required to support the increased number of accounts serviced by us and the purchase of furniture and technology equipment in our new and expanded facilities.

      Net Interest Expense. Net interest expense was $3.4 million for the year ended December 31, 2002, an increase of $1.2 million or 53.7% compared to net interest expense of $2.2 million for the same period the previous year. This increase is due to higher average borrowings on our line of credit, which increased to $43.3 million in 2002 from $29.7 million in 2001 and $0.9 million of additional interest due to the addition of a note payable to a related party. Interest expense was partially offset by lower interest rates on our line of credit.

      Income Taxes. Income taxes of $1.6 million reflects the tax expense for the consolidated income of AAC Investors, Inc., net of the 40% minority interest in Asset Acceptance Holdings LLC held by RBR Holding Corp. for the three months ended December 31, 2002. Prior to October 1, 2002, our predecessor generally was taxed as an S corporation under the Internal Revenue Code for the nine months ended September 30, 2002 and, therefore, taxable income was included on each shareholder’s individual tax return.

     Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

          Revenue

      Total revenues were $62.0 million for the year ended December 31, 2001, an increase of $25.0 million or 67.6% over total revenues of $37.0 million for 2000. Purchased receivable revenues were $61.4 million for 2001, an increase of $24.7 million or 67.5% over the 2000 amount of $36.7 million. The increase was due to an increase in cash collections on charged-off consumer receivables to $71.1 million from $44.0 million, an increase of $27.1 million or 61.5%. During 2001, we acquired charged-off consumer receivables portfolios with an aggregate face value amount of $2.9 billion at a cost of $47.7 million. During 2000, we acquired charged-off consumer receivable portfolios with an aggregate face value of $1.2 billion at a cost of $22.0 million.

          Operating Expenses

      Total operating expenses were $40.9 million for the year ended December 31, 2001, an increase of $15.5 million or 60.7% compared to total operating expenses of $25.4 million for the year 2000. Total operating expenses were 57.5% of cash collections for 2001 compared with 57.8% for 2000.

      Salaries and Benefits. Salary and benefit expenses were $20.5 million for the year ended December 31, 2001, an increase of $8.7 million or 74.1%, compared to salary and benefit expenses of $11.8 million for 2000. Salary and benefit expenses increased as total employees grew to 685 at December 31, 2001 from 333 at December 31, 2000, primarily in response to the growth in the number of portfolios of charged-off consumer receivables. Salary and benefit expenses as a percentage of cash collections increased to 28.8% for the 12 month period ended December 2001 from 26.8% of cash collections for the same period in 2000. Salary and benefit expenses increased as a percentage of cash collections in 2001 over 2000 due to a decision to service a higher proportion of accounts in-house and reduce the use of third party collection agencies.

      Collections Expense. Collections expense increased to $16.4 million for the year ended December 31, 2001 reflecting an increase of $5.4 million or 49.5% over $11.0 million during 2000. The increase was primarily attributable to the increased number of accounts on which we were collecting. Collections expense as a percentage of cash collections decreased to 23.0% for the 12 month period ended December 2001 from 24.9% of cash collections for same period in 2000. The decrease was primarily due to lower contingent collection fees as a percentage of total collections arising from servicing a higher proportion of accounts in-house and decreasing the use of third party collection agencies.

      Occupancy. Occupancy expenses were $1.6 million for the year ended December 31, 2001, an increase of $0.5 million or 40.1% over occupancy expenses of $1.1 million for 2000. The increase was primarily attributable to the addition of the Brandon, Florida location.

      Administrative. Administrative expenses increased to $1.5 million for the year ended December 31, 2001 from $1.0 million for the year ended December 31, 2000 reflecting a $0.5 million or 54.1% increase. The increase in administrative expenses is a result of an increase in the number of accounts being processed.

      Depreciation. Depreciation expense was $0.9 million for the year ended December 31, 2001, an increase of $0.4 million or 66.2% over depreciation expense of $0.6 million for the year ended December 31, 2000. The increase was due to higher capital expenditures during 2000 and 2001 which were required to support the increased number of accounts serviced by us and the purchase of furniture and technology equipment in our new and expanded facilities.

      Net Interest Expense. Net interest expense was $2.2 million for the year ended December 31, 2001, an increase of $0.2 million or 8.9% compared to net interest expense of $2.0 million for the same period the previous year. This increase is due to higher average borrowings, which increased to $29.7 million during 2001 from $19.3 million during 2000. Interest expense was partially offset by lower interest rates.

Supplemental Performance Data

     Portfolio Performance

      The following table summarizes our historical portfolio purchase price and cash collections on an annual vintage basis since 1990 through December 31, 2003.

		Cash Collections,	Collections as a
	Purchase	including Cash	Percentage of
Purchase Period	Price(1)	Sales(2)	Purchase Price(2)

	(dollars in thousands)
1990	$638	$3,074	482%
1991	280	1,431	511
1992	309	2,799	906
1993	790	7,657	969
1994	1,427	6,660	467
1995	1,519	7,435	489
1996	3,844	15,826	412
1997	4,345	25,330	583
1998	16,412	67,648	412
1999	12,926	44,228	342
2000	20,611	76,051	369
2001	43,138	119,350	277
2002	72,412	93,568	129
2003	89,586	36,067	40

(1)	Purchase price refers to the cash paid to a seller to acquire a portfolio less the purchase price refunded by a seller due to the return of non-compliant accounts (also defined as buybacks) less the purchase price for accounts that were sold at the time of purchase to another debt purchaser.

(2)	For purposes of this table, cash collections include selected cash sales which were entered into subsequent to purchase. Cash sales, however, exclude the sales of portfolios which occurred at the time of purchase.

     Cash Collections

      The following tables provide further detailed vintage collection analysis on an annual and a cumulative basis.

Historical Collections(1)

		Year ended December 31,
Purchase	Purchase
Period	Amount(2)	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003

	(dollars in thousands)
Pre-1993		$1,394	$1,156	$910	$766	$517	$354	$276	$234	$201	$127	$148
1993	$790	526	1,911	1,630	1,022	768	480	373	311	236	175	175
1994	1,427	—	345	1,763	1,430	1,005	647	457	357	258	176	188
1995	1,519	—	—	388	1,566	1,659	1,118	786	708	472	343	278
1996	3,844	—	—	—	827	3,764	3,085	2,601	2,098	1,440	1,041	816
1997	4,345	—	—	—	—	1,682	4,919	5,573	5,017	3,563	2,681	1,784
1998	16,412	—	—	—	—	—	4,835	15,220	15,045	12,962	11,021	7,987
1999	12,926	—	—	—	—	—	—	3,761	11,331	10,862	9,750	8,278
2000	20,611	—	—	—	—	—	—	—	8,895	23,444	22,559	20,318
2001	43,138	—	—	—	—	—	—	—	—	17,630	50,327	50,967
2002	72,412	—	—	—	—	—	—	—	—	—	22,340	70,813
2003	89,586	—	—	—	—	—	—	—	—	—	—	36,067

Total		$1,920	$3,412	$4,691	$5,611	$9,395	$15,438	$29,047	$43,996	$71,068	$120,540	$197,819

Cumulative Collections(1)

		Year ended December 31,
Purchase	Purchase
Period	Amount(2)	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003

	(dollars in thousands)
1993	$790	$526	$2,437	$4,067	$5,089	$5,857	$6,337	$6,710	$7,021	$7,257	$ 7,432	$7,607
1994	1,427	—	345	2,108	3,538	4,543	5,190	5,647	6,004	6,262	6,438	6,626
1995	1,519	—	—	388	1,954	3,613	4,731	5,517	6,225	6,697	7,040	7,318
1996	3,844	—	—	—	827	4,591	7,676	10,277	12,375	13,815	14,856	15,672
1997	4,345	—	—	—	—	1,682	6,601	12,174	17,191	20,754	23,435	25,219
1998	16,412	—	—	—	—	—	4,835	20,055	35,100	48,062	59,083	67,070
1999	12,926	—	—	—	—	—	—	3,761	15,092	25,954	35,704	43,982
2000	20,611	—	—	—	—	—	—	—	8,895	32,339	54,898	75,216
2001	43,138	—	—	—	—	—	—	—	—	17,630	67,957	118,924
2002	72,412	—	—	—	—	—	—	—	—	—	22,340	93,153
2003	89,586	—	—	—	—	—	—	—	—	—	—	36,067

Cumulative Collections as Percentage of Purchase Amount(1)

		Year ended December 31,
Purchase	Purchase
Period	Amount(2)	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003

1993	$790	67%	308%	515%	644%	741%	802%	849%	889%	919%	941%	963%
1994	1,427		24	148	248	318	364	396	421	439	451	464
1995	1,519			26	129	238	311	363	410	441	463	482
1996	3,844				22	119	200	267	322	359	386	408
1997	4,345					39	152	280	396	478	539	580
1998	16,412						29	122	214	293	360	409
1999	12,926							29	117	201	276	340
2000	20,611								43	157	266	365
2001	43,138									41	158	276
2002	72,412										31	129
2003	89,586											40

(1)	Does not include proceeds from sales of any receivables.

(2)	Purchase amount refers to the cash paid to a seller to acquire a portfolio less the purchase price refunded by a seller due to the return of non-compliant accounts (also defined as buybacks) less the purchase price for accounts that were sold at the time of purchase to another debt purchaser.

     Changes in Purchased Receivables

      The following table shows the changes in purchased receivables, including the amounts paid to acquire new portfolios, and the correlation between our cash collections on our purchased portfolios and revenue recognized on purchased receivables.

						Nine months
	Year ended December 31,					ended
						September 30,
	1998	1999	2000	2001	2002	2003

	(in thousands)
Beginning balance	$9,553	$25,578	$34,692	$47,963	$81,726	$133,337
Investment in purchased receivables, net of buy backs	17,349	12,775	21,622	47,076	72,751	63,743
Cost of sale of purchased receivables, net of returns	(712)	(381)	(1,022)	(3,657)	(604)	—
Cash collections	(15,438)	(29,047)	(43,996)	(71,068)	(120,540)	(143,831)
Purchased receivable revenues	14,826	25,767	36,667	61,412	100,004	115,452

Ending balance	$25,578	$34,692	$47,963	$81,726	$133,337	$168,701

Seasonality

      Our business depends on our ability to collect on our purchased portfolios of charged-off consumer receivables. Collections tend to be seasonally higher in the first and second quarters of the year due to consumers’ receipt of tax refunds and other factors. Conversely, collections tend to be lower in the third and fourth quarters of the year due to consumers’ spending in connection with summer vacations, the holiday season and other factors. Operating expenses are seasonally higher during the first and second quarters of the year due to expenses necessary to process the increase in cash collections. However, revenue recognized is relatively level due to the application of the interest method for revenue recognition. In addition, our operating results may be affected to a lesser extent by the timing of purchases of portfolios of charged-off consumer receivables due to the initial costs associated with purchasing and integrating these receivables into our system. Consequently, income and margins may fluctuate quarter to quarter. Our historical growth in purchased portfolios and in our resultant quarterly cash collections has helped to minimize the effect of seasonal cash collections.

Liquidity and Capital Resources

      To date, we have financed our operations with internal cash flow and borrowings under our line of credit. In addition, AAC Investors, Inc. has a note payable used to finance the acquisition of its ownership interest in Asset Acceptance Holdings LLC.

     Borrowings

      We maintain a $100.0 million line of credit secured by a first priority lien on all of the assets of Asset Acceptance Holdings LLC’s subsidiaries that expires September 28, 2006 and bears interest at prime or 25 basis points over prime depending upon our liquidity as defined in the credit agreement. Alternately, at our discretion, we may borrow by entering into 30, 60 or 90 day LIBOR contracts at rates between 250 to 300 basis points over the respective LIBOR rates, depending on our liquidity. For the period of June 2002 through September 2002, we maintained a $60.0 million line of credit, which we increased to $80.0 million in September 2002 and to $100.0 million in August 2003. As of December 31, 2003, the balance outstanding on our line of credit was $73.0 million and had a weighted average interest rate of 3.70% without our interest rate swap agreement (4.05% with our interest rate swap agreement). The line of credit has certain covenants and restrictions that we must comply with, which, as of December 31, 2003, we believe we are in compliance with, including:

•	that funds borrowed can only be used for the purchase of portfolios of charged-off receivables and for general corporate purposes;

•	a maximum ratio of total liabilities to consolidated adjusted EBITDA (as defined in the line of credit agreement);

•	a maximum ratio of total liabilities to tangible capital funds (as defined in the line of credit agreement);

•	a minimum debt service ratio (as defined in the line of credit agreement);

•	a minimum level of capitalization (as defined in the line of credit agreement); and

•	restrictions on borrowings based upon the borrowing base value (as defined in the line of credit agreement) of all of our receivable portfolios as of the date of the borrowing.

      We anticipate that we will pay down $32.0 million outstanding on the line of credit with a portion of the net proceeds of this offering, which will not reduce the amount of the commitment. We intend to amend certain terms of this line of credit prior to, or as of, the consummation of this offering, including the elimination of all of the covenants and restrictions described above, except for the restriction on the use of funds, the ratio of total liabilities to tangible capital funds and the ratio of total liabilities to consolidated adjusted EBITDA covenants. We expect that we will maintain the $100.0 million size of this line of credit (secured by a first priority lien on all the assets of Asset Acceptance Holdings LLC’s subsidiaries and a pledge of the equity interest of the subsidiaries held by us). We have obtained the consent of our lenders necessary to complete this offering. We intend to use this facility to fund purchases of portfolios of charged-off consumer receivables and for working capital and other general corporate purposes, including the acquisition of selected assets and the development of new sites for call centers in select locations.

      In addition, AAC Investors, Inc. has outstanding a note payable from its sole stockholder, AAC Quad-C Investors LLC, in the initial principal amount of $35.0 million. This note bears interest at the rate of 10% and matures on September 30, 2007. As of December 31, 2003, the principal and accrued interest under this indebtedness totaled $39.6 million. We anticipate that we will pay off this note in its entirety with a portion of the proceeds of this offering.

     Cash Flows

      The majority of our purchases have been funded with internal cash flow. From January 1, 2002 through September 30, 2003, we invested $136.5 million in purchased receivables while our balance under the line of credit increased by $30.8 million.

      Company funds generated by operations, investing and financing activities, as reported in the consolidated statements of cash flows included elsewhere in this prospectus, are summarized below.

      Our operating activities provided cash of $10.8 million, $21.2 million, $33.5 million and $39.1 million for the years ended December 31, 2000, 2001 and 2002 and the nine months ended September 30, 2003, respectively. Cash provided by operating activities was generated primarily from net income earned through cash collections.

      Investing activities used cash of $14.6 million, $36.8 million, $103.1 million and $37.9 million for the years ended December 31, 2000, 2001 and 2002 and for the nine months ended September 30, 2003, respectively. Cash used for investing purposes was primarily due to acquisitions of purchased receivables, net of cash collections applied to principal. Cash used for investing purposes in 2002 also included the purchase of a 60% interest in Asset Acceptance Holdings LLC for $47.2 million.

      Financing activities provided cash of $4.3 million, $15.7 million, and $70.4 million and $2.3 million for the years ended December 31, 2000, 2001 and 2002 and the nine months ended September 30, 2003, respectively. Borrowings under our line of credit, net of repayments, were the primary source of cash provided for 2000 and 2001. Borrowings under our line of credit, net of repayments, borrowings from related parties, and contributions to equity were the primary sources of cash provided during 2002. For the nine month period ended September 30, 2003, repayments of our line of credit and distributions paid were the primary uses of cash.

      Cash paid for interest was $2.1 million, $2.3 million, $2.6 million and $2.5 million for the years ended December 31, 2000, 2001 and 2002 and the nine months ended September 30, 2003, respectively. Interest consisted of amounts paid on the line of credit.

      We believe that borrowing available under our line of credit, combined with cash generated from operations, should be sufficient to fund our operations for the next 12 months, although no assurance can be given in this regard. In the future, if we need additional capital for investment in purchased receivables, working capital or to grow our business or acquire other businesses, we may seek to sell additional equity or debt securities or secure additional availability under our line of credit.

Future Contractual Cash Obligations

      The following table summarizes our future contractual cash obligations as of September 30, 2003:

	Years ending December 31,

	2003	2004	2005	2006	2007	Thereafter

Capital lease obligations	$25,004	$104,372	$77,565	$29,143	$—	$—
Operating leases(1)	934,362	3,708,769	3,492,461	3,459,141	2,873,996	3,144,101
Employment agreements(2)	283,750	1,135,000	851,250	—	—	—
Line of credit(3)	—	—	—	68,500,000	—	—
Note payable — related party(4)	—	—	—	—	37,661,555	—

Total	$1,243,116	$4,948,141	$4,421,276	$71,988,284	$40,535,551	$3,144,101

(1)	On July 25, 2003, we entered into a lease for a new call center in Phoenix, Arizona. The lease term is for 78 months and has a minimum contractual cash obligation of approximately $5.2 million beginning in October 2003. Additionally, on August 25, 2003, we entered into a lease for a new call center in Riverview, Florida. The term of the lease is for 64 months, has a minimum contractual cash obligation of approximately $2.7 million and commenced January 1, 2004. On October 31, 2003, we entered into a lease for a new headquarters site in Warren, Michigan. The lease term is 120 months and is expected to commence on or about September 1, 2004. This lease has future contractual cash obligations of $26.0 million.

(2)	The employment agreements reflected in this table have terms expiring on September 30, 2005. We expect to amend the employment agreements with Nathaniel F. Bradley IV, our President and Chief Executive Officer, and with Mark A. Redman, our Vice President-Finance and Chief Financial Officer, effective as of the consummation of this offering, to extend their terms through December 31, 2006.

(3)	We intend to use a portion of the proceeds from this offering to pay down $32.0 million of our existing indebtedness under our line of credit without reducing the commitment. We intend to amend certain terms of this line of credit prior to, or as of, the consummation of this offering, including amending the expiration date to May 31, 2007. As of December 31, 2003, the balance outstanding was $73.0 million and had a weighted average interest rate of 3.70% without our interest rate swap agreement (4.05% with our interest rate swap agreements).

(4)	The note payable was in the initial principal amount of $35.0 million, matures on September 30, 2007 and bears interest at 10%. As of December 31, 2003, the principal and accrued interest under this indebtedness totaled $39.6 million. We intend to use a portion of the proceeds from this offering to pay this note payable in its entirety.

Critical Accounting Policies

      We believe that the amounts and timing of cash collections for our purchased receivables are reasonably estimable and therefore we utilize the interest method of accounting for our purchased receivables prescribed by the Accounting Standards Executive Committee Practice Bulletin 6 (PB6). This belief is predicated on our historical results and our knowledge of the industry. Each static pool of receivables is statistically modeled to determine its projected cash flows based on historical cash collections for pools with similar characteristics. An effective yield is established for each static pool of receivables based on the projected cash flows and applied to the balance of the static pool. The resulting income recognized is based on the yield applied to the remaining balance of each static pool of accounts. Each static pool is analyzed monthly to assess the actual performance compared to the expected performance. To the extent there are differences in actual performance versus expected performance, the yield is adjusted prospectively to reflect the revised estimate of cash flows over the remaining life of the static pool.

      Application of PB6 requires the use of estimates to calculate a projected yield for each pool. These estimates are based on historical cash collections. If future cash collections are materially different in amount or timing than projected cash collections, earnings could be affected either positively or negatively. Higher collection amounts or cash collections that occur sooner than projected cash collections will have a favorable impact on yield and revenues. Lower collection amounts or cash collections that occur later than projected cash collections will have an unfavorable impact on yield and revenues. For the nine month period ended September 30, 2003, every 20 basis point change in the average yield for all pools would have affected year-to-date revenue by approximately $2.7 million or 2.3%. A full percentage point change (100 basis points) in the average yield for all pools would have affected year-to-date revenue by approximately $13.8 million or 11.9%.

Qualitative and Quantitative Disclosures about Market Risk

      Our exposure to market risk relates to the interest rate risk with our variable line of credit. As of September 30, 2003, we had variable interest rate borrowings of $68.5 million. To protect ourselves from interest rate risk, we have entered into three interest rate swap agreements for a total $40.0 million notional amount. These swaps lock in a fixed interest rate on a portion of the line of credit. The fixed rates that we pay vary from 4.415% to 6.2%. The weighted average interest rate on the $40.0 million notional amount is 5.25%. These swaps expire at various times beginning October 2003 and ending January 2004. The remainder of our debt is at a fixed interest rate and, thus, is not subject to interest rate risk. Assuming a 200 basis point increase in interest rates on our variable rate debt, interest expense would have increased approximately $560,000, $600,000 and $410,000 for the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2003, respectively. The estimated increases in interest expense are based on the portion of our variable interest debt that is not offset by interest rate swap agreements and assumes no changes in the volume or composition of the debt.

New Accounting Pronouncements

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, which establishes standards for the classification and measurement of certain financial instruments with characteristics of both liability and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for us on July 1, 2003. We do not expect the adoption of SFAS No. 150 to have a material effect on our consolidated financial statements.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment to SFAS No. 123”. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method on accounting for stock-based employee compensation. The implementation of SFAS No. 148 did not have a material effect on our consolidated financial position or results of operations.

      In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities”. The objective of this interpretation is to provide guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company’s consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company’s interest in the VIE is such that the company will absorb a majority of the VIE’s expected losses and/or receive a majority of the entity’s expected residual returns, if they occur. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The provisions of this interpretation became effective upon issuance. We do not hold any variable interests in any entities. Therefore, the adoption of this interpretation will have no impact on our financial position, results of operations or cash flows.

      In December 2003, the Accounting Standards Executive Committee issued Statement of Position 03-3, “Accounting for Certain Loans of Debt Securities Acquired in a Transfer”. This Statement of Position (SOP) addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004, although early application is encouraged. We are currently evaluating the effects of this SOP, but believe that the impact on our results of operations will not be significant.

BUSINESS

Overview

      We have been purchasing and collecting defaulted or charged-off accounts receivable portfolios from consumer credit originators since the formation of our predecessor company in 1962. Charged-off receivables are the unpaid obligations of individuals to credit originators, such as credit card issuers, consumer finance companies, retail merchants and telecommunications and other utility providers as well as from resellers and other holders of consumer debt. Since these receivables have been subject to multiple collection efforts, we are able to purchase them at a substantial discount to their face value. Unlike many of our competitors, we currently do not collect on a commission or contingent fee basis. Rather, we purchase and collect charged-off accounts receivable portfolios for our own account as we believe this affords us the best opportunity to use long-term strategies to maximize our profits. Since January 1, 1990, we have purchased 653 consumer debt portfolios through December 31, 2003 with an original charged-off face value of $14.8 billion for a purchase price of $271.9 million or 1.84% of face value. On average, we have been able to collect more than three times the amount paid for a portfolio, as measured over a five-year period from the date of purchase.

      When considering whether to purchase a portfolio, we conduct a quantitative and qualitative analysis of the portfolio to appropriately price the debt and determine whether the portfolio will yield collections consistent with our goals. This analysis includes the use of our pricing and collection probability model and draws upon our extensive experience in the industry. We have developed experience across a wide range of asset types at various stages of delinquency, having made purchases across more than 20 different asset types from over 150 different debt sellers. We selectively deploy our capital in the primary, secondary and tertiary markets where typically between one and three collection agencies have already tried to collect the debt. We believe we are well positioned to acquire charged-off accounts receivable portfolios as a result of our being price competitive, long-standing history in the industry, relationships with debt sellers, consistency of performance and attention to post-sale service.

      Unlike many third party collection agencies that typically attempt to collect the debt only for a period of three to six months, we generally take a long-term approach, in excess of five years, to the collection effort as we are the owners of the debt. We apply an approach that encourages cooperation with the debtors to make a lump sum settlement payment in full or to formulate a repayment plan. In part, through our strategy of holding the debt for the long-term, we have established a methodology of converting debtors into paying customers. In addition, our approach allows us to invest in various collection management and analysis tools that may be too costly for traditional, more short-term oriented, collection agencies, as well as to pursue legal collection strategies as appropriate. In many cases, we continue to receive collections on individual portfolios beyond the tenth anniversary of its purchase.

      We have achieved significant growth over our history, with cash collections growing from $15.4 million in 1998 to $120.5 million in 2002, a compound annual growth rate of 67.2%. Total revenues have grown from $15.4 million in 1998 to $100.7 million in 2002, a compound annual growth rate of 59.9%. Historical net income is not representative of the operating results of the entity on a going forward basis because the earnings related to the minority owner’s 40% interest in Asset Acceptance Holdings LLC are excluded and income taxes are not calculated for the minority owner’s interest in Asset Acceptance Holdings LLC. For comparison purposes, we have presented pro forma net income which assumes all entities are 100% owned and includes income taxes assuming the consolidated entity had been a corporation for all periods presented. Tax rates used for pro forma net income are equal to the rates that would have been in effect had we been required to report a tax expense in such years. Upon the consummation of the Reorganization being effected upon the effective date of the registration statement of which this prospectus is a part, all of the entities reflected will be 100% owned, directly or indirectly, by Asset Acceptance Capital Corp. See “History and Reorganization”. Pro forma net income has grown from $3.7 million in 1998 to $18.5 million in 2002, a compound annual growth rate of 50.0%. For the nine month period ended September 30, 2003, cash collections were $143.8 million, total revenues were $115.9 million and pro forma net income was $21.0 million, compared to cash collections of $87.1 million, total revenues of $71.8 million and pro forma net income of $13.5 million for the nine month period ended September 30, 2002. See note 3 to “Selected Consolidated Financial Data” for a description of our calculation of pro forma net income.

Industry Overview

      The accounts receivable management industry is growing, driven by a number of industry trends, including:

•	Increasing levels of consumer debt obligations — According to the U.S. Federal Reserve Board, the consumer credit industry increased from $133.7 billion of consumer debt obligations in 1970 to $1.8 trillion of consumer debt obligations in June 2003, a compound annual growth rate of 8.0%. The Nilson Report projects that this market will increase to $2.8 trillion by 2010.

•	Increasing charge-offs of the underlying receivables — According to The Nilson Report, net charge-offs of credit card debt have increased from $8.2 billion in 1990 to $51.1 billion in 2002. The Nilson Report is forecasting an increase in the net charge-offs to $86.7 billion in 2010.

•	Increasing types of credit originators accessing the debt sale market — According to The Nilson Report, the market for purchased debt has increased from $6.0 billion in 1993 to $72.1 billion in 2002 and 85% of sales were comprised of charged-off credit card debt in 1997 compared to 67% in 2002. Sellers of charged-off portfolios have expanded to include healthcare, utility and telecommunications providers, commercial banks, consumer finance companies, retail merchants and mortgage and auto finance companies.

      Historically, credit originators have sought to limit credit losses either through using internal collection efforts with their own personnel or outsourcing collection activities to third party collectors. Credit originators that outsource the collection of charged-off receivables have typically remained committed to third party providers as a result of the perceived economic benefit of outsourcing and the resources required to establish the infrastructure required to support in-house collection efforts. The credit originator can pursue an outsourced solution by either selling its charged-off receivables for immediate cash proceeds or by placing charged-off receivables with a third party collector on a contingent fee basis while retaining ownership of the receivables.

      In the event that a credit originator sells receivables to a debt purchaser such as us, the credit originator receives immediate cash proceeds and eliminates the costs and risks associated with internal recovery operations. The purchase price for these charged-off receivables typically ranges from one to ten percent of the face amount of the receivables, depending on the amount the purchaser anticipates it can recover and the anticipated effort required to recover that amount. Credit originators, as well as other holders of consumer debt, utilize a variety of processes to sell receivables, including the following:

•	competitive bids for specified portfolios through a sealed bid or, in some cases, an on-line process;

•	privately-negotiated transactions between the credit originator or other holder of consumer debt and a purchaser; and

•	forward flow contracts, which commit a debt seller to sell, and a purchaser to acquire, a steady flow of charged-off consumer receivables periodically over a specified period of time, usually no less than six months, for a fixed percentage of the face amount of the receivables.

      We believe a debt purchaser’s ability to successfully collect payments on charged-off receivables, despite previous collection efforts by the credit originator or third party collection agencies, is driven by several factors, including the purchaser’s ability to:

•	pursue collections over multi-year periods;

•	tailor repayment plans based on a consumer’s ability to pay; and

•	utilize experience and resources, including litigation.

Competitive Strengths

      We believe we have a number of strengths which will allow us to continue to capitalize on these favorable industry trends, including the following.

     Disciplined Purchasing and Collections

      Our disciplined purchasing strategy and collections process have been central to our success. We believe our experience has provided us with an in-depth understanding of the debt purchasing industry and the types of portfolios available for purchase. From this experience, we have developed and refined a purchasing model that we believe has resulted in sound debt buying decisions enabling us to profitably purchase and collect debt in various economic and competitive environments. We perform comprehensive due diligence in order to price the portfolios on which we bid. When bidding on a portfolio, we consider a number of factors, including the type of debt, locations of the debtors, dates of delinquencies and dates of charge-off and last payment. In addition, we seek to maximize the recovery on our purchased charged-off receivables in a cost-effective manner through a platform which includes collection, legal collection and bankruptcy and probate recovery.

     Proprietary Collections Database

      Since 1990, we have purchased 653 portfolios through December 31, 2003, consisting of a total of 14.0 million accounts across more than 20 different underlying asset types from over 150 different sellers. As a result, we believe we have developed one of the most extensive proprietary databases in the industry from which we run statistical models and reporting packages with the goal of maximizing our profitability. As we continue to grow and purchase additional portfolios, we believe our database will continue to enhance our ability to price portfolios, manage the collections process and monitor operating results.

     Focus on Purchasing and Collecting Debt

      Over our history, our focus has been on purchasing debt for the purpose of collecting debt. We currently do not collect on a commission or contingent fee basis. Rather, we purchase and collect charged-off accounts receivable portfolios for our own account as we believe this is the best use of our resources to maximize our profits. Unlike many third party collection agencies that typically attempt to collect the debt only for a period of three to six months, we generally take a long-term approach to the collection effort. We apply an approach that encourages cooperation with the debtors to make a lump sum settlement payment in full or to formulate a repayment plan. In part, through our strategy of holding the debt for the long-term, we have established a methodology of converting debtors into paying customers. In addition, our long-term approach allows us to invest in various collection management and analysis tools that may be too costly for traditional, more short-term oriented, collection agencies, as well as to diligently pursue legal collection strategies as appropriate.

     Experienced Management Team

      We have an experienced management team which has considerable expertise in the accounts receivable management industry. Our Chairman and our Chief Executive Officer have over 40 years and 20 years, respectively, of experience. In addition, our other executive officers have considerable tenure with us and/or other companies engaged in the accounts receivable management industry. We believe this depth of experience enhances our ability to interpret the data we have compiled in our proprietary collection database from previous portfolio purchases when making pricing and purchasing decisions.

     Financial Strength

      We believe our generation of internal cash flows and our position as a well-capitalized firm, with access to capital through our line of credit on what we believe to be relatively favorable terms for our industry, has been critical to our ability to grow. We currently maintain a $100.0 million line of credit that expires September 28, 2006 and bears interest at prime or 25 basis points over prime depending upon our liquidity as defined in the credit agreement. Alternatively, at our discretion, we may borrow by entering into 30, 60 or 90 day LIBOR contracts at rates between 250 and 300 basis points over the respective LIBOR rates, depending on our liquidity. Since July 1, 2003, our interest rates have been at prime or, alternatively, 250 basis points over the respective LIBOR rates. Our financial strength has increased our ability to make portfolio purchases and we believe it has also enhanced our credibility with sellers of debt who are interested in dealing with firms possessing the financial wherewithal to consummate a transaction.

Our Strategy

      We have achieved significant historical growth while seeking to ensure that the level of our portfolio purchases of charged-off receivables is commensurate with our collection ability. We seek to become the leading purchaser and collector of charged-off consumer receivables in the United States through controlled growth. Our strategy to achieve this objective includes the disciplined pursuit and execution of the following initiatives.

     Leverage Competitive Strengths to Increase Share in a Growing Market

      We believe that the market for purchased debt will continue to increase in the future. We believe this growth is driven by a number of industry trends, including increasing levels of consumer debt obligations, increasing charge-offs of the underlying receivables, increasing utilization of third party collectors by credit originators and the advent of new providers of purchased receivables. We believe that, drawing upon our competitive strengths — including our position as a well-capitalized firm with an experienced management team, a proven purchasing and collection methodology, an established reputation and our ability to execute our business plan in a controlled and disciplined manner — will enable us to continue to grow.

     Selective Expansion into Other Geographic Areas

      Over the past five years, we have expanded our collection presence from Michigan to include collection offices in Brooklyn Heights, Ohio (developed site, 1998), Riverview, Florida (developed site, 2004; effective January 1, 2004, replaced Brandon, Florida, a 2001 developed site), White Marsh, Maryland (acquired site, 2002), San Antonio, Texas (acquired site, 2002), Pennsville, New Jersey (developed site, 2003), Phoenix, Arizona (acquired site, 2003), and Chicago, Illinois (acquired site, 2003). The drivers of this expansion include our desire to have a collection site physically located in a region, state or time zone representing a significant portion of our debt portfolio and/or an opportunity to acquire experienced collectors. When determining whether to expand, we balance our desire to expand with the legal atmosphere of and the collection complexities imposed by the target states. We have experienced higher collection recoveries in states in which we have a local or relatively close presence. We have developed what we believe is an expandable business model that can be replicated in both developed and acquired sites. We will continue to pursue selective and opportunistic expansion in various geographic regions.

     Continue to Develop and Retain Collectors

      We place considerable focus on our ability to hire, develop and retain effective collectors. We have found that tenure is a primary driver of our collector effectiveness and a key to our continued growth and profitability. Candidates for employment undergo testing and background checks which we believe improves our ability to hire reliable and effective employees. We believe that ongoing training and development of our collectors is critical to their success which impacts their retention. We periodically implement changes and improvements to our training programs in order to help our collectors effectively collect the charged-off receivables that we purchase. Additionally, we offer a merit based compensation program for our collectors. Under this program, our collectors are generally rewarded with higher levels of compensation as their effectiveness improves. We believe collectors that achieve success under the merit based compensation program are motivated to continue working for us. We have found that rates of turnover decrease as the tenure of our collectors increases. Collector productivity is approximately 50% higher for collectors with 12 or more months of service over those with less than 12 months of service.

     Leverage Purchasing and Collection Expertise into Other Asset Types

      We have been successful in purchasing and collecting receivables across a broad range of asset types, including credit card, private label, health club, installment, auto deficiency, mobile home deficiency, medical, telecommunications and utilities. While the majority of our purchasing has occurred in the credit card and private label card markets, we believe there are significant growth opportunities in emerging markets such as the health care, telecom and utility markets. Our strategy is to selectively target opportunities in new markets, initially developing additional experience in those markets through smaller purchases.

Purchasing

      Typically, we purchase our portfolios in response to a request to bid received via e-mail or telephone. In addition to these requests, we have developed a marketing and acquisitions team that contacts and cultivates relationships with known and prospective sellers of portfolios in our core markets and in new markets for different asset types. We have purchased portfolios from over 150 different debt sellers since 1990, including many of the largest consumer lenders in the United States. Although 10% or more of the money we spend on our purchases in a year may be paid to a single debt seller, historically, we have not purchased more than 10% from the same debt seller in consecutive years, because, although we have no policy limiting purchases from single debt sellers, we purchase from a diverse set of suppliers and our purchasing decisions are based upon constantly changing economic and competitive environments as opposed to long-term relationships with particular suppliers. Although we do not currently have any forward flow contracts committing a debt seller to sell a steady flow of charged-off receivables to us, we have entered into such contracts in the past and expect to do so in the future depending on market conditions.

      We purchase our portfolios through a variety of sources, including consumer credit originators, private brokers or agents and debt resellers. Debt resellers are debt purchasers that sell some or all of the debt they purchase. The portfolios generally are purchased either in competitive bids through a sealed bid or, in some cases, an on-line process or through privately-negotiated transactions between the credit originator or other holder of consumer debt and us.

      Each potential acquisition begins with a quantitative and qualitative analysis of the portfolio. In the initial stages of the due diligence process, we typically review basic data on the portfolio’s accounts. This data typically includes the account number, the consumer’s name, address, social security number, phone numbers, outstanding balance and dates of charge-off, last payment and account origination. We analyze this information based on quantitative and qualitative factors and organize it into a summary format based on certain key metrics, such as state of debtor’s residence, type of debt and age of the receivable. In addition, we typically provide the seller with a questionnaire designed to help us understand important qualitative factors relating to the portfolio.

      As part of our due diligence evaluation, we run the portfolio through our pricing and collection probability model. This model uses certain characteristics of the portfolio, such as the type of product, age and level of delinquency and the locations of the debtors, to arrive at an estimate of collectibility for the portfolio and to determine a base value for the purchase. Pricing adjustments are factored into the model reflecting issuer considerations, demographic attributes and other account criteria. We consult with management from our collection operations to help ascertain collectibility, potential collection strategies and our ability to integrate the new portfolio into our collection platform. Our analysis also compares the charged-off consumer receivables in the prospective portfolio with our collection history on portfolios with similar attributes.

      Once we have compiled and analyzed available data, we factor in market conditions and determine an appropriate bid price or bid range. The recommended bid price or bid range, along with a summary of our due diligence, is submitted to our investment committee for review and discussion. After approval by our investment committee and acceptance of our offer from the seller of the portfolio, a purchase agreement is negotiated. Provisions are generally incorporated for bankrupt, disputed, fraudulent or deceased accounts and, typically, the credit originator either agrees to repurchase these accounts or replace them with acceptable replacement accounts within certain time frames, generally within 60 days to 365 days. Upon execution of the agreement, the transaction is funded.

      The following chart categorizes our purchased receivable portfolios, as of December 31, 2003, into the major asset types represented:

	Face Value of
	Charged-off		No. of
Asset Type	Receivables	%	Accounts	%

Visa®/MasterCard®/Discover®	$5,953,737,037	40.2%	2,153,391	15.4%
Private Label Credit Cards	2,333,141,345	15.8	3,346,469	23.9
Telecommunications/ Utility/Gas	1,065,795,296	7.2	2,364,011	16.9
Auto deficiency	1,075,953,014	7.3	182,327	1.3
Health Club	1,194,610,246	8.1	1,274,683	9.1
Installment loans	669,515,224	4.5	193,892	1.4
Other(1)	2,508,205,650	16.9	4,485,026	32.0

Total	$14,800,957,812	100.0%	13,999,799	100.0%

(1)	“Other” includes charged-off receivables of several debt types, including student loan, mobile home deficiency and retail mail order. This includes the purchase of a single portfolio in June 2002 with a face value of $1.2 billion at a cost of $1.2 million (or 0.1% of face value) and consisting of approximately 3.8 million accounts.

      The age of a charged-off consumer receivables portfolio, or the time since an account has been charged-off, is an important factor in determining the value at which we will offer to purchase a receivables portfolio. Generally, there is an inverse relationship between the age of a portfolio and the price at which we will purchase the portfolio. This relationship is due to the fact that older receivables typically are more difficult to collect. The accounts receivable management industry places receivables into the following categories depending on the number of collection agencies that have previously attempted to collect on the receivables:

•	Fresh accounts are typically 120 to 270 days past due, have been charged-off by the credit originator and are either being sold prior to any post charge-off collection activity or are placed with a third party for the first time. These accounts typically sell for the highest purchase price.

•	Primary accounts are typically 270 to 360 days past due, have been previously placed with one third party collector and typically receive a lower purchase price.

•	Secondary and tertiary accounts are typically more than 360 days past due, have been placed with two or three third party collectors and receive even lower purchase prices.

      We specialize in the primary, secondary and tertiary markets but we will purchase accounts at any point in the delinquency cycle. We deploy our capital within these markets based upon the relative values of the available debt portfolios.

      The following chart categorizes our purchased receivable portfolios, as of December 31, 2003, into the major account types represented:

	Face Value of
	Charged-off		No. of
Account Type	Receivables	%	Accounts	%

Fresh	$875,777,142	5.9%	318,465	2.3%
Primary	3,176,143,082	21.5	2,112,495	15.1
Secondary	2,285,114,293	15.4	1,383,633	9.9
Tertiary(1)	7,741,352,260	52.3	9,816,356	70.1
Other	722,571,035	4.9	368,850	2.6

Total	$14,800,957,812	100.0%	13,999,799	100.0%

(1)	This includes the purchase of a single portfolio in June 2002 with a face value of $1.2 billion at a cost of $1.2 million (or 0.1% of face value), and consisting of approximately 3.8 million accounts.

      We also review the geographic distribution of accounts within a portfolio because we have found that certain states have less favorable collection laws than others and, therefore, are less desirable from a collectibility perspective. The following chart illustrates, as of December 31, 2003, our purchased receivable portfolios based on geographic location of debtor:

	Face Value of
	Charged-off
Geographic Location	Receivables	%	No. of Accounts	%

Texas(1)	$1,728,879,314	11.7%	1,370,294	9.8%
California	1,375,782,233	9.3	1,280,551	9.0
Michigan(1)	1,346,991,170	9.1	1,593,070	11.4
Florida(1)	1,345,417,303	9.1	991,619	7.1
Ohio(1)	985,241,150	6.7	1,129,159	8.1
New York	871,389,742	5.9	725,078	5.2
Illinois(1)	757,133,855	5.1	979,950	7.0
Pennsylvania	444,345,128	3.0	399,980	2.9
Georgia	375,720,924	2.5	320,342	2.3
North Carolina	373,011,708	2.5	310,579	2.2
Indiana	304,773,890	2.1	413,782	2.9
New Jersey	302,078,005	2.0	262,239	1.9
Other(2)	4,590,193,390	31.0	4,223,156	30.2

Total	$14,800,957,812	100.0%	13,999,799	100.0%

(1)	Collection site located in this state.

(2)	Each state included in “Other” represents under 2.0% of the face value of total charged-off consumer receivables.

Collection Operations

      Our collection operations seek to maximize the recovery of our purchased charged-off receivables in a cost-effective manner. We have organized our collection platform into a number of specialized departments which include collection, legal collection and bankruptcy and probate recovery.

      Generally, our collection efforts begin in our collection department and, if warranted, move to our legal collection department. If the collection account involves a bankrupt debtor or a deceased debtor, our bankruptcy and probate recovery departments will review and manage the account. If the collection account merits outsourcing to a third party collection agency, our agency forwarding department handles the matter. Finally, our information acquisition department utilizes a network of data providers to increase recovery rates and promote collector efficiency in all of our departments.

     Collection Department

      Our collection department accounts for the majority of our collections. Once a portfolio is purchased, we perform a portfolio review in order to formulate and apply what we believe to be an effective collection strategy. This review includes a series of data preparation and information acquisition steps to provide the necessary information to begin collection efforts. Portfolio accounts are assigned, sorted and prioritized to collector queues based on product type, account status, various internal and external collectibility predictors, account demographics, balance sizes and other attributes.

      Although we prefer to collect the majority of our charged-off receivables portfolio through our internal collection operations, in some cases, we believe it can be more effective and cost-efficient to outsource collections. We will consider outsourcing collections involving states with unfavorable legal or regulatory climates for collections. In addition, we may also consider outsourcing relatively small balance accounts so that our collectors can focus on relatively larger balance accounts. We have developed a network of third party collection agencies to service accounts when we believe the accounts would be better served by outsourcing to an outside collection agency.

      We train our collectors to be full service collectors who handle substantially all collection activity related to their accounts, including manual and automated dialer outbound calling activity, inbound call management, skip tracing or debtor location efforts, referrals to pursue legal action and settlement and payment plan negotiation. In addition, in order to increase collections on accounts, non-paying accounts are typically reassigned to new collectors every six months. Our performance based collection model is driven by a bonus program that allows collectors to earn bonuses based on their personal collection goals. In addition, we monitor our collectors for compliance with the federal and state debt collection laws.

      When an initial telephone contact is made with a debtor, the collector is trained to go through a series of questions in an effort to obtain accurate location and financial information on the debtor, the reason the debtor may have defaulted on the account, the debtor’s willingness to pay and other relevant information that may be helpful in securing satisfactory settlement or payment arrangements. Collectors are encouraged to attempt to collect the balance in full in one lump sum payment prior to the end of the month. If full payment is not available, the collector will attempt to negotiate a settlement on the balance in the highest amount within the shortest time frame. We maintain settlement guidelines that collectors, supervisors and managers must follow in an effort to maximize recoveries. Exceptions are handled by management on an account by account basis. If the debtor is unable to pay the balance in full or settle within allowed guidelines, monthly installment plans are encouraged in order to have the debtor resume a regular payment habit. Our experience has shown that debtors are more likely to respond to this approach which can result in a payment plan or settlement in full in the future.

      If a collector is unable to establish contact with a debtor, we require the collector to undertake skip tracing procedures to locate, initiate contact and collect from the debtor. Skip tracing efforts are performed at the collector level and by third party information providers on a larger scale. Each collector has access to internal and external information databases that interface with our collection system at the desktop level. In addition, we have several information providers from whom we acquire information that is either systematically or manually validated and used in our collection and location efforts. Using these methods, we periodically refresh and supply updated account information to our collectors to increase contact with debtors.

      If voluntary payments cannot be established with the debtor, we have trained our collectors to identify opportunities to pursue legal action against those debtors with an ability, but not the willingness, to pay. Using our lawsuit guidelines, our collectors recommend debtors for us to commence litigation in an effort to stimulate collections.

     Legal Collection Department

      In the event collection has not been obtained through our collection department and the opportunity for legal action is verified through our internal process, we pursue a legal judgment against the debtor. Our legal collection department is comprised of an in-house legal department, including collection attorneys and non-attorney legal collectors, and a legal forwarding department.

      For accounts in states where we have a local presence, and in some cases, adjacent states, we prefer to pursue an in-house legal strategy as it provides us with a greater ability to manage the process. We currently have in-house capability in Michigan, Ohio, Florida, Maryland, Arizona and New Jersey. In each of these states, we have designed our legal policies and procedures to maintain compliance with state and federal laws while pursuing available legal opportunities.

      Our legal forwarding department is organized to address the legal recovery function for accounts principally located in states where we do not have a local or, in some cases, adjacent presence, or for accounts that we believe can be better served by a third party law firm. To that end, we have developed a nationwide network of independent law firms in all 50 states, as well as the District of Columbia, who work for us on a contingent fee basis. The legal forwarding department actively manages and monitors this network.

      Once a judgment is obtained, our legal department pursues voluntary and involuntary collection strategies to secure payment, including wage and bank account garnishments.

     Bankruptcy and Probate Recovery Department

      Our bankruptcy and probate recovery department handles bankruptcy and estate probate processing. This department files proofs of claims for recoveries on receivables which are included in consumer bankruptcies filed under Chapter 7 (resulting in liquidation and discharge of a debtor’s debts) and Chapter 13 (resulting in repayment plans based on the financial wherewithal of the debtor) of the U.S. Bankruptcy Code. In addition, this department submits claims against estates involving deceased debtors having assets that may become available to us through a probate claim.

Competition

      The consumer debt collection industry is highly competitive and fragmented. We compete with a wide range of other purchasers of charged-off consumer receivables, third party collection agencies, other financial service companies and credit originators that manage their own consumer receivables. These companies may have substantially greater personnel and financial resources than we do. In addition, companies with greater financial resources may elect at a future date to enter the consumer debt collection business.

      Competitive pressures affect the availability and pricing of receivables portfolios, as well as the availability and cost of qualified debt collectors. In addition, some of our competitors may have entered into forward flow contracts under which consumer credit originators have agreed to transfer a steady flow of charged-off receivables to them in the future, which could restrict those credit originators from selling receivables to us.

      We face bidding competition in our acquisition of charged-off consumer receivables. We believe successful bids generally are awarded based on a combination of price, service and relationships with the individual debt sellers. In addition, there continues to be a consolidation of issuers of credit cards, which have been a principal source of our receivable purchases. This consolidation has decreased the number of sellers in the market and, consequently, could over time, give the remaining sellers increasing market strength in the price and terms of the sale of charged-off credit card accounts.

Technology Platform

      We believe that information technology is critical to our success. Our key systems have been purchased from outside vendors and, with our input, have been tailored to meet our particular business needs. We have a staff of over 20 full time employees who monitor and maintain our information technology and communications structure. Additionally, we believe we have relationships with many of our key vendors that will allow any system failure to be remedied in an expeditious manner. Our centralized data center is in our Warren, Michigan headquarters and all offices are connected to this data center. This provides for one standard system in every one of our offices with all employees accessing the same database.

      We have purchased our collection software and complementary products from Ontario Systems Corp., a leading provider to the collection industry. This software has enabled us to:

•	automate the loading of accounts in order to begin collecting accounts soon after purchase;

•	segment the accounts into dispositions for collection prioritization;

•	access over 30 approved service partners including third party letter production and mailing vendors, credit reporting services and information service providers;

•	interface with an automated dialer to increase the number of contacts with our debtors;

•	connect to a document imaging system to allow each of our employees to view scanned documents on accounts from their workstations while working on an account;

•	limit an employee’s ability to work outside of company guidelines;

•	query the entire data base for any purpose which may be used for collection, reporting or other business matters; and

•	establish parameters to comply with federal and state laws.

      Our collection software resides on a Hewlett-Packard® system that was most recently upgraded in August 2003. This platform currently handles our 13 million accounts and is scalable to handle our anticipated growth for up to two years.

      We maintain a Microsoft Windows® 2003 based network that supports our back office functions including time and attendance systems, payroll and MAS200® accounting software.

      In order to minimize the potential for a disaster or other interruption of data or telephone communications that are critical to our business, we have:

•	a back-up server sufficient in size to handle our database in our Wixom, Michigan office;

•	an ability to have inbound phone calls rerouted to other offices;

•	fire suppression systems in our primary and back-up data centers;

•	daily back up of all of our critical applications with the tapes transported offsite to a secure data storage facility by a third party service provider; and

•	data replication in our primary server to preserve data in the event of a failure of a storage drive.

Regulation and Legal Compliance

      Federal and state statutes establish specific guidelines and procedures which debt collectors must follow when collecting consumer accounts. It is our policy to comply with the provisions of all applicable federal laws and comparable state statutes in all of our recovery activities, even in circumstances in which we may not be specifically subject to these laws. As part of this policy, we monitor our collectors and other activities for compliance with the fair debt collection laws. Our failure to comply with these laws could lead to fines on us and on our collectors and could have a material adverse effect on us in the event and to the extent that they apply to some or all of our recovery activities.

      Federal and state consumer protection, privacy and related laws and regulations extensively regulate the relationship between debt collectors and debtors. Significant federal laws and regulations applicable to our business as a debt collector include the following:

•	Fair Debt Collection Practices Act (FDCPA). This act imposes obligations and restrictions on the practices of debt collectors, including specific restrictions regarding communications with consumers, including the time, place and manner of the communications. This act also gives consumers certain rights, including the right to dispute the validity of their obligations.

•	Fair Credit Reporting Act. This act places requirements on credit information providers regarding verification of the accuracy of information provided to credit reporting agencies and requires such information providers to investigate consumer disputes concerning the accuracy of such information. We provide information concerning our accounts to the three major credit reporting agencies, and it is our practice to correctly report this information and to investigate credit reporting disputes.

•	The Financial Privacy Rule. Enacted as part of the Gramm-Leach-Bliley Act, this rule requires that financial institutions, including collection agencies, develop policies to protect the privacy of consumers’ private financial information and provide notices to consumers advising them of their privacy policies. It also requires that if private personal information concerning a consumer is shared with another unrelated institution, the consumer must be given an opportunity to opt out of having such information shared. Since we do not share consumer information with non-related entities, except as required by law, or except as needed to collect on the receivables, our consumers are not entitled to any opt-out rights under this act. Both this rule and the Safeguards Rule described below are enforced by the Federal Trade Commission, which has retained exclusive jurisdiction over its enforcement, and does not afford a private cause of action to consumers who may wish to pursue legal action against a financial institution for violations of this act.

•	The Safeguards Rule. Also enacted as part of the Gramm-Leach-Bliley Act, this rule specifies that we must safeguard financial information of consumers and have a written security plan setting forth information technology safeguards and the ongoing monitoring of the storage and safeguarding of computerized information.

•	Electronic Funds Transfer Act. This act regulates the use of the Automated Clearing House (ACH) system to make electronic funds transfers. All ACH transactions must comply with the rules of the National Automated Check Clearing House Association (NACHA) and Uniform Commercial Code § 3-402. This act, the NACHA regulations and the Uniform Commercial Code give the consumer, among other things, certain privacy rights with respect to the transactions, the right to stop payments on a pre-approved fund transfer, and the right to receive certain documentation of the transaction.

•	Telephone Consumer Protection Act. In the process of collecting accounts, we use automated dialers to place calls to consumers. This act and similar state laws place certain restrictions on telemarketers and users of automated dialing equipment who place telephone calls to consumers.

•	Health Insurance Portability and Accountability Act (HIPAA). This act requires that health care institutions provide safeguards to protect the privacy of consumers health care information. As a debt buyer collecting on medical debt we are considered a business associate to the healthcare institutions and are required to abide by HIPAA. We have a dedicated subsidiary called Med-Fi Acceptance, LLC which directly holds all of our medical receivables.

•	U.S. Bankruptcy Code. In order to prevent any collection activity with bankrupt debtors by creditors and collection agencies, the U.S. Bankruptcy Code provides for an automatic stay, which prohibits certain contacts with consumers after the filing of bankruptcy petitions.

      Additionally, there are state statutes and regulations comparable to the above federal laws and other state-specific licensing requirements which affect our operations. State laws may also limit interest rates and fees, as well as the time frame in which judicial actions may be initiated to enforce the collection of consumer accounts.

      Although we are not a credit originator, some of these laws directed toward credit originators may occasionally affect our operations because our receivables were originated through credit transactions, such as the following laws, which apply principally to credit originators:

•	Truth in Lending Act;

•	Fair Credit Billing Act;

•	Equal Credit Opportunity Act; and

•	Retail Installment Sales Act.

      Federal laws which regulate credit originators require, among other things, that credit card issuers disclose to consumers the interest rates, fees, grace periods and balance calculation methods associated with their credit card accounts. Consumers are entitled under current laws to have payments and credits applied to their accounts promptly, to receive prescribed notices, and to require billing errors to be resolved promptly. Some laws prohibit discriminatory practices in connection with the extension of credit. Federal statutes further provide that, in some cases, consumers cannot be held liable for, or their liability is limited with respect to, charges to the credit card account that were a result of an unauthorized use of the credit card. These laws, among others, may give consumers a legal cause of action against us, or may limit our ability to recover amounts due on an account, whether or not we committed any wrongful act or omission in connection with the account. If the credit originator fails to comply with applicable statutes, rules and regulations, it could create claims and rights for consumers that could reduce or eliminate their obligations to repay the account, and have a possible material adverse effect on us. Accordingly, typically when we acquire charged-off consumer receivables, we contractually require credit originators to indemnify us against certain losses that may result from their failure to comply with applicable statutes, rules and regulations relating to the receivables before they are sold to us.

      The U.S. Congress and several states have enacted legislation concerning identity theft. Some of these provisions place restrictions on our ability to report information concerning receivables, which may be subject to identity theft, to credit reporting agencies. Additional consumer protection and privacy protection laws may be enacted that would impose additional requirements on the recovery on consumer credit card or installment accounts. Any new laws, rules or regulations that may be adopted, as well as existing consumer protection and privacy protection laws, may adversely affect our ability to recover the receivables. In addition, our failure to comply with these requirements could adversely affect our ability to recover the receivables.

      We cannot assure you that some of the receivables were not established as a result of identity theft or unauthorized use of a credit card and, accordingly, we would not be able to recover the amount of the charged-off consumer receivables. As a purchaser of charged-off consumer receivables, we may acquire receivables subject to legitimate defenses on the part of the consumer. Most of our account purchase contracts allow us to return to the credit originators certain charged-off consumer receivables that may not be collectible, due to these and other circumstances. Upon return, the credit originators are required to replace the receivables with similar receivables or repurchase the receivables. These provisions limit to some extent our losses on such accounts.

Employees

      As of December 31, 2003, we employed 1,490 total associates, including 1,395 persons on a full-time basis and 95 on a part-time basis. Collectors included 845 full-time and 25 part-time collectors, and 52 full-time and four part-time legal collectors (excluding our attorneys). None of our employees are represented by a union or covered by a collective bargaining agreement. We consider our employee relations to be good.

Training

      We provide a comprehensive training program for our new and existing employees. Our training includes several learning approaches, including lecture, classroom discussion and discovery, role-playing, computer-aided learning and CD-ROM modules. We also use our e-mail system and newsletters to address on-going training issues.

      Each new collector is required to complete a three-week training program. During the first two weeks the collectors complete training modules balanced through classroom learning, hands-on learning and role-playing. The first week includes structured learning of our collection software and information technology tools, federal and state collection laws (with particular emphasis on the FDCPA and the Fair Credit Reporting Act), telephone collection techniques and core company policies, procedures and practices. The second week continues the structured learning of the first week and is supplemented by supervised telephone collection calls. Trial collection calls are reviewed and collectors are trained on how to handle various types of situations. After the second week, the collector is assigned to a supervisor and a senior collector to guide queue management and continue refining collection techniques. After four to six weeks on the collection floor, collectors return for a third week of training during which we refine collection techniques and retest the collectors’ understanding of federal and state collection laws.

      Each new legal collector is required to complete a two-week training program. The first week of training is the same for legal collectors as it is for collectors. The second week of training focuses on legal processes and procedures and also includes supervised collection calls.

      Our training is not limited to new collectors. Each year all collectors are tested on their knowledge of the FDCPA and other applicable federal laws. Collectors not achieving our minimum standards are required to complete an FDCPA review course and are then retested. In addition, instructors certified by ACA International (an international association comprised of creditors, collectors and collection attorneys) are brought into our facilities each year to hold supplementary FDCPA and collection techniques review sessions.

Properties

      Our principal executive offices, consisting of three adjacent buildings totaling approximately 70,000 square feet, are located in Warren, Michigan under leases expiring on August 31, 2004. On October 31, 2003, we entered into a lease for a new building in Warren, Michigan with 200,000 square feet for our headquarters at the expiration of the leases on the current headquarters. The term of the lease is 120 months and is expected to commence on or about September 1, 2004.

      The following table provides information relating to our operations facilities as of December 31, 2003.

	Approximate
Location	Square Footage	Lease Expiration Date	Use

Phoenix, Arizona	71,000	April 1, 2010	Call center, with collections and legal collections
Riverview, Florida(1)	52,280	April 30, 2009	Call center, with collections and legal collections
Chicago, Illinois	5,300	October 31, 2004	Call center, with collections
Warren, Michigan	70,000	August 31, 2004	Principal executive offices and call center, with collections and legal collections
White Marsh, Maryland	22,800	September 30, 2007	Call center, with collections and legal collections
Wixom, Michigan	48,000	May 31, 2008	Call center, with collections
Pennsville, New Jersey(2)	—	Month-to-month	Legal collections
Brooklyn Heights, Ohio	22,600	September 30, 2006	Call center, with collections and legal collections
San Antonio, Texas	27,300	June 30, 2008	Call center, with collections

(1)	The Riverview, Florida facility opened on January 1, 2004 and replaced the Brandon, Florida facility. On December 11, 2003, we entered into a termination agreement which will end our commitment on the Brandon, Florida facility as of January 31, 2004.

(2)	We lease a single office within an independent law firm’s office at this location.

      We believe that our existing facilities are sufficient to meet our current needs and that suitable additional or alternative space will be available on a commercially reasonable basis. After the consummation of this offering, we anticipate that our $100.0 million line of credit will continue to be secured by a first priority lien on all of the assets of Asset Acceptance Holdings LLC’s subsidiaries.

Legal Proceedings

      In the ordinary course of our business, we are involved in numerous legal proceedings. We regularly initiate collection lawsuits, using both our in-house attorneys and our network of third party law firms, against consumers and are occasionally countersued by them in such actions. Also, consumers occasionally initiate litigation against us, in which they allege that we have violated a federal or state law in the process of collecting on their account. It is not unusual for us to be named in a class action lawsuit relating to these allegations, with these lawsuits routinely settling for immaterial amounts. Currently, we are not named in any class action lawsuits in which an underlying class has been certified. However, as of December 31, 2003, we are named in seven class action lawsuits in which the underlying classes have not been certified. We do not believe that these ordinary course matters, individually or in the aggregate, are material to our business or financial condition. However, there can be no assurance that a class action lawsuit would not, if decided against us, have a material and adverse effect on our financial condition.

      We are not a party to any material legal proceedings. However, we expect to continue to initiate collection lawsuits as part of the ordinary course of our business (resulting occasionally in countersuits against us) and we may, from time to time, become a party to various other legal proceedings arising in the ordinary course of our business.

MANAGEMENT

Directors and Executive Officers

      The following table sets forth information regarding our directors and executive officers as of December 31, 2003.

Name	Age	Position

Rufus H. Reitzel, Jr.	69	Chairman; Director
Nathaniel F. Bradley IV	47	President and Chief Executive Officer; Director
Mark A. Redman	42	Vice President-Finance, Chief Financial Officer, Secretary and Treasurer
Phillip L. Allen	45	Vice President-Operations
Diane Kondrat	45	Vice President-Legal Collections
Deborah Everly	31	Vice President-Marketing & Acquisitions
Donald O’Neill	40	Vice President-Collections
Michael T. Homant	39	Vice President-Information Technology
Terrence D. Daniels	60	Director
Anthony R. Ignaczak	39	Director

      Rufus H. Reitzel, Jr., Chairman; Director — Mr. Reitzel founded Lee Acceptance Company in 1962. He and Mr. Bradley co-founded Asset Acceptance Corp. in 1994 to continue the business of the successors to Lee Acceptance Company. Mr. Reitzel served as Chief Executive Officer of our company and its predecessor companies from 1962 to June 2003 when he became Chairman.

      Nathaniel F. Bradley, IV, President and Chief Executive Officer; Director — Mr. Bradley joined Lee Acceptance Company in 1979 and co-founded Asset Acceptance Corp. in 1994 with Mr. Reitzel. Mr. Bradley served as Vice President of our predecessor from 1982 to 1994 and was promoted to President of Asset Acceptance Corp., in 1994. He was named our Chief Executive Officer in June 2003.

      Mark A. Redman, Vice President-Finance, Chief Financial Officer, Secretary and Treasurer — Mr. Redman joined Asset Acceptance Corp. in January 1998 as Vice President-Finance, Secretary and Treasurer. Mr. Redman was appointed as our Chief Financial Officer in May 2002. Prior to joining us, Mr. Redman worked in public accounting for 13 years, the last 11 years at BDO Seidman, LLP, Troy, Michigan, serving as a Partner in the firm from July 1996 to December 1997. Mr. Redman is a member of the American Institute of Certified Public Accountants and the Michigan Association of Certified Public Accountants.

      Phillip L. Allen, Vice President-Operations — Mr. Allen joined Asset Acceptance Corp. as Vice President-Operations in 1996. Prior to joining us, Mr. Allen held a variety of positions in the consumer credit industry including with Household Finance and Household Retail Services from 1985 to 1991 and with Winkelman’s Stores from 1992 to 1996.

      Diane Kondrat, Vice President-Legal Collections — Ms. Kondrat joined Lee Acceptance Corp., in 1991. In 1993, Ms. Kondrat became Manager of our Legal Recovery Department and, in 1997, was named Assistant Vice President. In 1998, she was promoted to her current position of Vice President-Legal Collections. Ms. Kondrat has been in the credit industry since 1976.

      Deborah Everly, Vice President-Marketing & Acquisitions — Ms. Everly joined Asset Acceptance Corp. in 1995. Ms. Everly was named our Director of Marketing & Acquisitions in 1996 and promoted to Assistant Vice President in 1997. In 1998 she was promoted again, this time to Vice President-Marketing & Acquisitions. Ms. Everly has been in the accounts receivable management industry since 1991.

      Donald O’Neill, Vice President-Collections — Mr. O’Neill joined Asset Acceptance Corp., in 2000 as Assistant Vice President-Non-Legal Collections, was promoted to Vice President-Non-Legal Collections in 2002 and to Vice President-Collections in October 2003. Mr. O’Neill previously served as Vice President of First Performance, a contingent collection agency, from 1998 until he joined us in 2000. Mr. O’Neill has been in the consumer credit industry since 1985.

      Michael T. Homant, Vice President-Information Technology — Mr. Homant joined our subsidiary, Asset Acceptance, LLC, in June 2003 as Vice President-Information Technology. Mr. Homant previously served as the President (from 1999 to May 2003) and Chief Financial Officer (from 1997 to 1999) of Comprehensive Receivables Group, Inc. Prior to joining CRG, Mr. Homant spent six years in the information technology function of William Beaumont Hospital, Royal Oak, Michigan.

      Terrence D. Daniels, Director — Mr. Daniels joined us as a director in September 2002. Mr. Daniels has been a Partner with Quad-C Management, Inc., a private equity firm based in Charlottesville, Virginia, since its formation in November 1989. Prior to November 1989, Mr. Daniels served as Vice Chairman and director of W.R. Grace & Co., as Chairman, President and Chief Executive Officer of Western Publishing Company, Inc. and as Senior Vice President for corporate development of Mattel, Inc. Mr. Daniels is a member of the board of directors of Red Robin Gourmet Burgers, Inc. (Nasdaq: RRGB), Denver, Colorado, which owns and franchises casual dining restaurants. In October 2001, Nationwide Warehouse & Storage, LLC, et al., an affiliate of Quad-C Management, Inc., filed a petition in bankruptcy. For the two years prior to the filing, Mr. Daniels served as a director and officer of Nationwide, but did not have any day-to-day management duties.

      Anthony R. Ignaczak, Director — Mr. Ignaczak joined us as a director in September 2002. Mr. Ignaczak joined Quad-C Management, Inc. in 1992 and has, since May 1993, been a Partner with Quad-C Management, Inc. in Charlottesville, Virginia. Prior to 1992, Mr. Ignaczak was an Associate with the Merchant Banking Group at Merrill Lynch and a member of the Mergers and Acquisitions department of Drexel, Burnham, Lambert Inc. Mr. Ignaczak is a member of the board of directors of Quality Distribution, Inc. (Nasdaq: QLTY), Tampa, Florida, which operates a bulk tank truck network.

Board of Directors

      Our board of directors currently consists of four directors. Effective upon the effective time of this offering, we will appoint the following individual to our board of directors who will be considered independent under the current Nasdaq guidelines and will qualify as an audit committee financial expert under the current SEC rules:

      H. Eugene Lockhart, Director — Since February 2003, Mr. Lockhart, age 54, has been a Venture Partner for Oak Investment Partners, a private equity investment firm based in Westport, Connecticut. From February 2000 until February 2003, Mr. Lockhart served as the President and Chief Executive Officer of NewPower Holdings, Inc., a provider of energy and related services. In June 2002, NewPower Holdings, Inc. and its subsidiaries filed voluntary petitions with the U.S. Bankruptcy Court for the Northern District of Georgia seeking reorganizations under Chapter 11 of the U.S. Bankruptcy Code, with the confirmation of the related plan of reorganization occurring in October 2003. Prior to joining NewPower Holdings, Inc. in February 2000, Mr. Lockhart served at AT&T Corporation as President of Consumer Services from July 1999 until February 2000 and as President and Chief Marketing Officer from February 1999 until June 1999. From April 1997 until October 1998, Mr. Lockhart served as President, Global Retail, of Bank of America Corporation, a financial services firm, and from March 1994 until April 1997, he served as President and Chief Executive Officer of MasterCard International, Inc., a credit card company. Mr. Lockhart is a member of the American Institute of Certified Public Accountants. Mr. Lockhart also serves as a director of the following public companies: IMS Health, Inc. (NYSE: RX); and RadioShack Corporation (NYSE: RSH).

      Upon the adoption of our amended and restated articles of incorporation and our amended and restated bylaws, which will occur prior to the consummation of this offering, our board of directors will be divided into three classes, each of whose members will serve for a staggered three-year term, as follows:

•	Class I, whose term will expire at the annual meeting of shareholders to be held in 2006, will consist of Mr. Lockhart.

•	Class II, whose term will expire at the annual meeting of shareholders to be held in 2005, will consist of Messrs. Daniels and Reitzel; and

•	Class III, whose term will expire at the annual meeting of shareholders to be held in 2004, will consist of Messrs. Bradley and Ignaczak.

      We expect that we will appoint one additional independent member to the board of directors within 90 days after the consummation of this offering who will serve as a Class I director. In addition, within one year after the consummation of this offering, we expect to appoint that number of additional independent members to the board of directors as are necessary to have the board comprised of a majority of independent directors.

      At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

Board Committees

      Prior to the consummation of this offering, our board of directors will establish a standing audit committee, a compensation committee and a nominating and corporate governance committee.

•	The audit committee will be responsible for recommending to the full board of directors the appointment of our independent accountants and reviewing with those accountants the scope of their audit and their report. The audit committee will also review and evaluate our accounting principles and system of internal accounting controls.

•	The compensation committee will be responsible for acting on matters relating to the compensation of directors, senior management and key employees, including the granting of stock options.

•	The nominating and corporate governance committee will be responsible for making recommendations to the full board of directors with respect to director nominees. The nominating and corporate governance committee will also advise the board on matters related to corporate governance.

      Initially, Messrs. Lockhart (our independent director and audit committee financial expert), Daniels and Ignaczak will serve as the members of these committees. As additional independent directors are appointed to the board, they will replace Messrs. Daniels and Ignaczak as members of these committees.

     Compensation Committee Interlock and Insider Participation

      No interlocking relationship exists between the board of directors or the compensation committee and the board of directors or the compensation committee of any other company, nor has any interlocking relationship existed in the past. Mr. Bradley is the son-in-law of Mr. Reitzel.

Director Compensation

      The non-employee members of the board of directors will receive compensation of $5,000 per quarter for their service on the board of directors as well as payments of $1,000 for attendance at each regularly scheduled board meeting and additional payments for attendance at regularly scheduled board committee meetings. Directors will be entitled to receive their annual retainer in options to purchase our common stock in lieu of cash payments. Directors who are employees will not receive any compensation for services performed in their capacity as directors. We will reimburse each director for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors and any of its committees. In addition, directors who are not employees will be eligible to receive options under our 2004 stock incentive plan. Under this plan, eligible directors may receive an option to purchase 15,000 shares of our common stock upon becoming a director and options to purchase 7,500 shares annually thereafter. Accordingly, each of Messrs. Daniels, Ignaczak and Lockhart will, upon the effective date of this offering, receive an option to purchase 15,000 shares of our common stock at an exercise price equal to the public offering price. At the appointment of any new non-employee director, we intend to grant options to purchase 15,000 shares of our common stock, with an exercise price equal to the then-current price per share.

Executive Compensation

      The following table sets forth information concerning the compensation earned in the years ended December 31, 2002 and 2003 by our Chief Executive Officer and by each of our other four most highly compensated executive officers whose total salary plus bonus exceeded $100,000 for services rendered in all capacities during 2002 and 2003. We refer to these individuals as the named executive officers in this prospectus.

Summary Compensation Table

		Annual			Long-Term
		Compensation			Compensation
						All Other
		Salary	Bonus		Securities Underlying	Compensation(6)
Name and Principal Position	Year	($)	($)		Options/SARs (#)	($)

Rufus H. Reitzel, Jr.,	2003	577,211		(3)	—	6,000
Chairman(1)	2002	618,488	711,488		—	6,000
Nathaniel F. Bradley IV, President	2003	341,307		(3)	—	6,000
and Chief Executive Officer(2)	2002	340,442	394,978		—	6,000
Mark A. Redman, Vice President-Finance and Chief Financial	2003	160,453		(4)	—	6,000
Officer	2002	164,446	283,724		220,386	6,000
Phillip L. Allen, Vice President-	2003	115,732		(5)	—	4,786
Operations	2002	110,571	48,222		82,645	3,531
Donald O’Neill, Vice President-	2003	101,750		(5)	—	4,247
Collections	2002	94,218	42,020		41,322	3,403

(1)	Mr. Reitzel served as Chief Executive Officer from January 1, 2002 through June 10, 2003 and as Chairman since June 11, 2003.

(2)	Mr. Bradley served as President from January 1, 2002 through June 10, 2003 and as President and Chief Executive Officer since June 11, 2003.

(3)	Messrs. Reitzel and Bradley are eligible for a bonus in an amount equal to up to 40% of salary based upon achievement of certain performance targets, with the determination of the bonus subject to completion of the 2003 financial statements.

(4)	Mr. Redman is eligible for a bonus in an amount equal to up to 80% of salary based upon achievement of certain performance targets, with the determination of the bonus subject to completion of the 2003 financial statements.

(5)	Messrs. Allen and O’Neill are eligible for a bonus in an amount equal to up to 60% of salary based upon achievement of certain performance targets, with the determination of the bonus subject to completion of the 2003 financial statements.

(6)	The amounts in the column entitled “All Other Compensation” consist of contributions made or to be made by us to the named executive officer’s 401(k) plan account.

Stock Option Grants and Asset Acceptance Holdings LLC Share Appreciation Rights Grants in Last Fiscal Year

      We did not grant stock options to anyone in 2003 and we did not grant any share appreciation rights to any named executive officers in 2003.

Aggregate Fiscal Year-end Stock Option and Share Appreciation Rights Values

      As of the date of this prospectus, we expect to grant options to purchase 15,000 shares of our common stock to each of our three non-employee members of our board of directors prior to the effective date of this offering at an exercise price equal to the public offering price.

      The following table contains information for each of the named executive officers regarding the number of share appreciation rights granted by Asset Acceptance Holdings LLC pursuant to the Asset Acceptance Holdings LLC Year 2002 Share Appreciation Rights Plan subject to both exercisable (vested) and unexercisable (non-vested) share appreciation rights, as well as the value of unexercised non-vested in-the-money share appreciation rights, as of December 31, 2003. None of the named executive officers exercised any share appreciation rights in 2003.

Aggregated Fiscal Year End SAR Values

	Number of Securities Underlying	Value of Unexercised
	Unexercised Options/SARs at	In-the-Money Options/SARs at
	Fiscal Year-End (#)	Fiscal Year End ($)
Name	Exercisable/Unexercisable	Exercisable/Unexercisable(1)

Rufus H. Reitzel, Jr.	—	—
Nathaniel F. Bradley IV	—	—
Mark A. Redman	0/220,386	$0/$7,768,607
Phillip L. Allen	0/82,645	$0/$2,913,236
Donald O’Neill	0/41,322	$0/$1,456,601

(1)	Based on an initial public offering price of $14.00 per share, the potential realizable value on the date of this prospectus of the SARs granted to Mr. Redman, Mr. Allen, and Mr. O’Neill will be $35.25 per SAR. See “Management — Asset Acceptance Holdings LLC Share Appreciation Rights Plan”.

      The calculation of the value of the unexercised in-the-money share appreciation rights at the end of 2003 which were unexercisable is based upon the difference between the exercise price and the underlying per share fair market value of the shares of Asset Acceptance Holdings LLC at year end (with the fair market value based upon an assumed initial offering price of $14.00 per share). In addition, we intend to exercise our right to vest 100% of the share appreciation rights held by Messrs. Redman, Allen and O’Neill immediately upon the consummation of this offering.

Employment Agreements

      On September 30, 2002, we entered into an employment agreement with Rufus H. Reitzel Jr., our Chairman. The agreement will expire on September 30, 2005 unless Mr. Reitzel continues to be employed by us after September 30, 2005, in which case the agreement will automatically renew for additional one-year periods. The agreement provides for an annual salary of $575,000, which may be increased by the board of directors, and such bonuses as may be awarded at the end of each fiscal year. If Mr. Reitzel is terminated by us without cause or resigns following a substantial breach, as defined in the agreement, Mr. Reitzel is entitled to receive his salary for a period of two (2) years and a pro rata portion of the bonus, if any, due in accordance with the agreement as if his employment had continued until the second anniversary date of such termination date. The agreement also contains provisions which restrict Mr. Reitzel from competing with us through the later of (i) one year after the termination of Mr. Reitzel’s employment and (ii) the date we cease to make severance payments, if any, required to be made if Mr. Reitzel’s employment is terminated without cause or Mr. Reitzel resigns following a substantial breach. This agreement will be amended upon the closing of this offering to provide Mr. Reitzel with life-time health care coverage. In addition, on September 30, 2002 we entered into a non-disclosure and non-competition agreement with Mr. Reitzel. The agreement prohibits Mr. Reitzel from competing with us for a period of seven years from the date of the agreement, provided that if, before September 30, 2005, Mr. Reitzel’s employment is terminated by us, other than for cause or, or if Mr. Reitzel resigns following a Substantial Breach, as defined in the agreement, the restrictions will expire on the fourth anniversary of the termination of employment. The agreement does not prohibit Mr. Reitzel from, among other things, continuing his investment in Arco Iris and FMC Brasil, two Brazilian entities engaged in the debt collection business in Brazil, in a manner consistent with his current involvement and so long as the entities do not compete with us or operating the business of Consumer Credit, LLC after purchasing the business pursuant to his option agreement. For additional information on this option agreement, see “Certain Relationship and Related Party Transactions”. The agreement also prohibits Mr. Reitzel from disclosing our confidential information and from interfering with our relationship with our employees.

      On September 30, 2002 we entered into an employment agreement with Nathaniel F. Bradley IV, our President and Chief Executive Officer, which will be amended upon the closing of this offering. As amended, the agreement will expire on December 31, 2006 unless Mr. Bradley continues to be employed by us after such date, in which case the agreement will automatically renew for additional one-year periods. The agreement provides for an annual salary of $340,000, which may be increased by the board of directors, and such bonuses as may be awarded at the end of each fiscal year. If Mr. Bradley is terminated by us without cause or resigns following a substantial breach, as defined in the agreement, Mr. Bradley is entitled to receive his salary for a period of two (2) years and a pro rata portion of the bonus, if any, due in accordance with the agreement as if his employment had continued until the second anniversary date of such termination date. The agreement also contains provisions which restrict Mr. Bradley from competing with us through the later of (i) one year after the termination of Mr. Bradley’s employment and (ii) the date we cease to make severance payments, if any, required to be made if Mr. Bradley’s employment is terminated without cause or Mr. Bradley resigns following a substantial breach. In addition, on September 30, 2002 we entered into a non-disclosure and non-competition agreement with Mr. Bradley. The agreement prohibits Mr. Bradley from competing with us for a period of seven years from the date of the agreement, provided that if, before September 30, 2005, Mr. Bradley’s employment is terminated by us, other than for cause or, or if Mr. Bradley resigns following a Substantial Breach, as defined in the agreement, the restrictions will expire on the fourth anniversary of the termination of employment. The agreement does not prohibit Mr. Bradley from, among other things, continuing his investment in Arco Iris and FMC Brasil, two Brazilian entities engaged in the debt collection business in Brazil, in a manner consistent with his current involvement and so long as the entities do not compete with us. The agreement also prohibits Mr. Bradley from disclosing our confidential information and from interfering with our relationship with our employees.

      On September 30, 2002 we entered into an employment agreement with Mark A. Redman, our Chief Financial Officer, which will be amended upon the closing of this offering. As amended, the agreement will expire on December 31, 2006 unless Mr. Redman continues to be employed by us after such date, in which case the agreement will automatically renew for additional one-year periods. The agreement provides for an annual salary of $160,000, which may be increased by the board of directors, and such bonuses as may be awarded at the end of each fiscal year. If Mr. Redman is terminated by us without cause or resigns following a substantial breach, as defined in the agreement, Mr. Redman is entitled to receive his salary for a period of two (2) years and a pro rata portion of the bonus, if any, due in accordance with the agreement as if his employment had continued until the second anniversary date of such termination date. The agreement also contains provisions which restrict Mr. Redman from competing with us through the later of (i) one year after the termination of Mr. Redman’s employment and (ii) the date we cease to make severance payments, if any, required to be made if Mr. Redman’s employment is terminated without cause or Mr. Redman resigns following a substantial breach. In addition, on September 30, 2002 we entered into a non-disclosure and non-competition agreement with Mr. Redman. The agreement prohibits Mr. Redman from competing with us for a period of seven years from the date of the agreement, provided that if, before September 30, 2005, Mr. Redman’s employment is terminated by us, other than for cause or, or if Mr. Redman resigns following a Substantial Breach, as defined in the agreement, the restrictions will expire on the fourth anniversary of the termination of employment. The agreement does not prohibit Mr. Redman from, among other things, continuing his investment in Arco Iris and FMC Brasil, two Brazilian entities engaged in the debt collection business in Brazil, in a manner consistent with Mr. Reitzel’s and Mr. Bradley’s current involvement and so long the entities do not compete with us. The agreement also prohibits Mr. Redman from disclosing our confidential information and from interfering with our relationship with our employees.

2004 Stock Incentive Plan

      Prior to the consummation of this offering, our board of directors and stockholders will adopt our 2004 stock incentive plan. The plan will become effective upon consummation of this offering. The aggregate number of shares of common stock reserved for issuance under the 2004 stock incentive plan is 3,700,000 shares.

      Options granted under the 2004 stock incentive plan may be either options intended to qualify as incentive stock options under the Internal Revenue Code, or non-qualified stock options. The 2004 stock incentive plan also permits the granting of stock appreciation rights in connection with the grant of stock options, and the grant of restricted stock awards, restricted stock units, performance share awards and annual incentive awards. Non-qualified stock options, share appreciation rights and annual incentive awards are intended to comply with the requirements of Section 162(m) of the Internal Revenue Code to ensure that such incentive compensation is fully tax deductible. Stock options and stock awards may be granted under the 2004 stock incentive plan to all employees and non-employee directors of and consultants to us and any present or future subsidiary or parent. We expect to grant options to purchase 15,000 shares of our common stock to each of our three non-employee members of our board of directors prior to the effective date of this offering at an exercise price equal to the public offering price.

      The 2004 stock incentive plan will be administered by our compensation committee. The compensation committee will have the authority to determine exercise prices applicable to the option, the eligible employees, directors and consultants to whom options may be granted, the number of shares of common stock subject to each option and the extent to which options may be exercisable. The compensation committee also will have the authority to determine the recipients and the terms of grants of stock appreciation rights, restricted stock awards, restricted stock units, performance share awards and annual incentive awards under the 2004 stock incentive plan.

Asset Acceptance Holdings LLC Share Appreciation Rights Plan

      Asset Acceptance Holdings LLC adopted the Asset Acceptance Holdings LLC Year 2002 Share Appreciation Rights Plan effective as of September 30, 2002. Pursuant to the terms of the Plan, Asset Acceptance Holdings LLC has, or prior to the consummation of this offering will have, granted to approximately 60 employees share appreciation rights which entitle the holder to receive compensation under certain circumstances based on an appreciation of the value of Asset Acceptance Holdings LLC.

      Under the current terms of the Plan and related award agreements, the share appreciation rights are subject to certain vesting and payment restrictions and the rights may be forfeited or reduced in value upon the termination of the rights holder’s employment with Asset Acceptance Holdings LLC. In particular, the Plan and the related award agreements include the following terms:

•	We will have the right, but not the obligation, to vest 100% of the rights simultaneously with the completion of this offering.

•	If we elect to vest the rights, then, on the effective date of the completion of this offering, we would pay to the holders of the value of their vested rights as follows:

•	Payment on behalf of the rights holders of their applicable withholding taxes to taxing authorities (as calculated pursuant to the Plan); and

•	Delivery to the rights holders of unregistered shares of our common stock valued at the price of this offering in an amount equal to the value of the rights awards as of the effective date of the completion of this offering less the amount of withholding taxes we pay on the holders’ behalf.

•	As a condition precedent to the receipt of any shares of our common stock, the rights holders have agreed to enter into a shareholder agreement, effective as of the date of delivery of such shares, which sets forth certain transfer restrictions, call rights and other provisions relative to such shares, including the following:

•	20% of the shares issued to a holder will be released from the transfer restriction on each anniversary of this consummation of this offering, beginning with the first anniversary hereof; and

•	Upon the effective date of a termination of a holder’s employment for any reason (except death), we would have the right, but not the obligation, for a period of five years to purchase all, or less than all, of those share not released from the transfer restriction at a per share purchase price equal to the public price per share in this offering.

      In connection with the consummation of this offering, we intend to exercise our right to vest 100% of the share appreciation rights held by the holders which, based on an initial public offering price of $14.00 per share, will result in our payment of $17.9 million dollars for the applicable withholding taxes due by the holders and the issuance of 1,694,408 unregistered shares of our common stock to the holders. The compensation charge related to the vesting of the share appreciation rights will be $41.6 million ($26.1 million on an after-tax basis).

Limitation of Liability and Indemnification of Officers and Directors

      Our amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us or any of our stockholders for breaches of their fiduciary duty as directors. However they remain liable for any breach of the director’s duty of loyalty to us or our stockholders, acts or omissions in bad faith or which involve intentional misconduct or a knowing violation of law, payments of dividends or stock purchases or redemptions in violation of Section 174 of the Delaware General Corporation Law, and any transaction from which the directors derived an improper personal benefit. This provision would have no effect on the availability of equitable remedies or non-monetary relief, such an injunction or rescission for breach of the duty of care. In addition, the provision applies only to claims against a director arising out of his or her role as a director and not in any other capacity (such as an officer or employee). Further, liability of a director for violations of the federal or state securities laws will not be limited by this provision.

      In addition, we are obligated in some situations, under our amended and restated certificate of incorporation and amended and restated bylaws to indemnify each of our directors and officers to the fullest extent permitted by Delaware law. We must indemnify our directors and officers with respect to all expenses, liabilities and losses reasonably incurred or suffered in any action, suit or proceeding in which the person was or is made or threatened to be made a party or is otherwise involved by reason of the fact that the person is or was our director or officer. We are obligated to pay the reasonable expenses of the directors or officers incurred in defending the proceedings if the indemnified party agrees to repay all amounts advanced by us if it is ultimately determined that the indemnified party is not entitled to indemnification. We also maintain customary insurance covering directors and officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      In September 2002, we formed Asset Acceptance Holdings LLC, a Delaware limited liability company, for the purpose of consummating an equity recapitalization, with AAC Investors, Inc., Consumer Credit Corp. and AAC Holding Corp. as the initial sole equity members of Asset Acceptance Holdings LLC. Through this recapitalization, which was effected on September 30, 2002, the businesses of Asset Acceptance Corp., Financial Credit Corp., CFC Financial Corp. and Consumer Credit Corp. and the portfolio assets of Lee Acceptance Corp. were contributed to the subsidiaries of Asset Acceptance Holdings LLC. After that date, the business of purchasing and collecting charged-off debt previously effected by AAC Holding Corp. and its subsidiaries and the business of financing sales of consumer product retailers previously effected by Consumer Credit Corp. were effected through this newly formed company and its subsidiaries. AAC Holding Corp. was renamed RBR Holding Corp. after the recapitalization and Consumer Credit Corp. was merged into RBR Holding Corp. in January 2003. In connection with this recapitalization, RBR Holding Corp. and Consumer Credit Corp. received 39% and 1%, respectively, of the equity membership interests of Asset Acceptance Holdings LLC and $45,550,000 and $250,000, respectively, in cash. The majority of the cash proceeds was subsequently distributed to the owners of RBR Holding Corp. and Consumer Credit Corp. At the time of this recapitalization, Rufus H. Reitzel, Jr., our Chairman, Nathaniel F. Bradley IV, our President and Chief Executive Officer, and Mark A. Redman, our Vice President-Finance and Chief Financial Officer, beneficially owned 57%, 38%, and 5%, respectively of RBR Holding Corp. and 60%, 40%, and 0%, respectively, of Consumer Credit Corp.

      On September 30, 2002, we entered into an employment agreement with Heather K. Reitzel, our Executive Vice President and the wife of Rufus H. Reitzel Jr., that will expire on September 30, 2005. The agreement provides for an annual salary of $60,000, which may be increased by the board of directors, and such bonuses as may be awarded at the end of each fiscal year. If Ms. Reitzel is terminated by us without cause or resigns following a substantial breach, as defined in the agreement, Ms. Reitzel is entitled to receive her salary for a period of two years and a pro rata portion of the bonus, if any, due in accordance with the agreement as if her employment had continued until the second anniversary date of such termination date. The agreement also contains provisions which restrict Ms. Reitzel from competing with us through the later of (i) one year after the termination of Ms. Reitzel’s employment and (ii) the date we cease to make severance payments, if any, required to be made if Ms. Reitzel’s employment is terminated without cause or Ms. Reitzel resigns following a substantial breach. This agreement will be amended upon the closing of this offering to provide Ms. Reitzel with life-time health care coverage.

      On September 30, 2002, we entered into a consulting services agreement with Quad-C Management, Inc., an affiliate of AAC Quad-C Investors LLC, the sole stockholder of AAC Investors, Inc. (which beneficially owns more than 5% of our common stock), that expires on December 31, 2003. The agreement will automatically renew for additional one-year periods unless terminated by either party. Under the agreement, Quad-C Management, Inc. receives a consulting services fee of $300,000 per year for consulting with and advising us on matters relating to financing, taxation and operations and development of the business, among other matters. Upon consummation of this offering, this agreement will be terminated. While Quad-C Management, Inc. does not have a contractual right to appoint any members of the board of directors, two of our board members will be affiliates of Quad-C Management, Inc. In 2002, we paid Quad-C Management, Inc., $1.0 million in investment banking fees in connection with our equity recapitalization in September 2002, and $75,000 for consulting services rendered. In 2003, we paid Quad-C Management, Inc. $300,000 for consulting services rendered and will pay an additional $75,000 per quarter through the Reorganization. Terrence D. Daniels and Anthony R. Ignaczak both serve on our board of directors and are Partners of Quad-C Management, Inc.

      We anticipate using a portion of the net proceeds from this offering to pay in full our note payable owed to AAC Quad-C Investors LLC which matures on September 30, 2007 and bears interest at 10%. As of November 30, 2003, the principal and accrued interest under this indebtedness totaled $39.6 million.

      On September 30, 2002, we entered into a registration rights agreement among AAC Investors, Inc., AAC Holding Corp., Consumer Credit Corp., Rufus H. Reitzel, Jr., our Chairman, Heather K. Reitzel,

Nathaniel F. Bradley IV, our President and Chief Executive Officer, and Mark A. Redman, our Vice President-Finance and Chief Financial Officer. Upon the closing of this offering, this agreement will be amended to, among other things, include Asset Acceptance Capital Corp. and AAC Quad-C Investors LLC as parties. As amended, this agreement will terminate either (i) three years after the closing of an initial public offering, or (ii) for those shareholders that own in excess of 1% of the then outstanding shares of common stock, either when the shareholder owns less than 1% or seven years after the closing of an initial public offering. The agreement provides that AAC Quad-C Investors LLC can request that Asset Acceptance Capital Corp. effect the registration of a specified number of shares of common stock issued to AAC Quad-C Investors LLC in connection with the recapitalization described above. For a period of twenty days after AAC Quad-C Investors LLC gives notice of its request for registration, the agreement provides that each of Mr. Reitzel, Ms. Reitzel, Mr. Bradley or Mr. Redman may also request that Asset Acceptance Capital Corp. effect the registration of a specified number of shares of common stock held by them or their affiliates.

      On September 30, 2002, we entered into an option agreement with our Chairman, Rufus H. Reitzel, Jr., related to our subsidiary, Consumer Credit, LLC. The agreement will terminate upon a foreclosure on the business or assets of Consumer Credit, LLC by the banks under our line of credit. The agreement provides that, following the effective date of the termination of Mr. Reitzel’s employment or if Mr. Reitzel’s resigns following a substantial breach, as defined in his employment agreement, Mr. Reitzel has the option to purchase the assets and liabilities of Consumer Credit, LLC relating to the business of making and servicing consumer loans and mortgages, issuing credit cards and financing sales of consumer products. The purchase price will be equal to the greater of (i) the gross collections of Consumer Credit, LLC during the twelve months prior to Mr. Reitzel’s termination, or (ii) two times the tangible book value (as defined in the agreement) of Consumer Credit, LLC.

      As of December 1, 2003, Asset Acceptance Holdings LLC had modified its grant agreement with each of Mark A. Redman, our Vice President-Finance and Chief Financial Officer, Phillip L. Allen, our Vice President-Operations, and Donald O’Neill, our Vice President-Collections, to allow Asset Acceptance Holdings LLC to vest 100% of the share appreciation rights held by each of Messrs. Redman, Allen and O’Neill under the Asset Acceptance Holdings LLC Year 2002 Share Appreciation Rights Plan. For more detailed information about this Plan and the vesting of these share appreciation rights, see “Management — Executive Compensation” and “— Asset Acceptance Holdings LLC Share Appreciation Rights Plan”.

      Immediately prior to the Reorganization being effected in connection with this offering:

•	all of the shares of AAC Investors, Inc. were held by AAC Quad-C Investors LLC and Messrs. Daniels and Ignaczak each beneficially owned substantially all of the equity membership interests of AAC Quad-C Investors LLC; and

•	Messrs. Reitzel, Bradley and Redman beneficially owned 57%, 38% and 5%, respectively, of the shares of RBR Holding Corp.

      Pursuant to the terms of its operating agreement, Asset Acceptance Holdings LLC made tax distributions to RBR Holding Corp. totaling $5.0 million for the year ended December 31, 2003 and, prior to the consummation of the Reorganization, will make a tax distribution of not more than $1.0 million to RBR Holding Corp. for estimated taxes due for the period through the effective date of the Reorganization. RBR Holding Corp. will, in turn, make a distribution prior to the consummation of the Reorganization of these amounts to its shareholders, or to an escrow established for the benefit of its shareholders, under the terms of an agreement which will reimburse us for any amounts from the tax distributions not needed for a shareholder’s applicable taxes.

      From January 1, 2000 through August 31, 2002, Asset Acceptance Corp. (now known as Asset Acceptance, LLC) and Financial Credit Corp. (now known as Financial Credit, LLC), both of which were wholly-owned subsidiaries of AAC Holding Corp. (now known as RBR Holding Corp.), were indebted to Messrs. Reitzel (including, in certain instances, his spouse), Bradley (including, in certain instances, his spouse) and Redman for borrowed money, with principal due on demand and with the significant majority of this indebtedness bearing interest at a variable rate of prime plus 3/8%. These notes were paid in full on or before August 31, 2002. The principal outstanding on this indebtedness (including the indebtedness held by the spouses of Messrs. Reitzel and Bradley) as of December 31, 2000 and 2001, as well as the principal and interest payments related to this indebtedness for the years ended December 31, 2000 and 2001 and for the eight months ended August 31, 2002, were as follows:

	December 31,
			August 31,
	2000	2001	2002

Mr. Reitzel
Principal outstanding	$615,000	$685,000

Repayments:
Principal	$24,000	$44,000	$685,000
Interest	62,955	49,140	18,496

Total	$86,955	$93,140	$703,496

Mr. Bradley
Principal outstanding	$434,893	$495,613

Repayments:
Principal	$—	$—	$495,613
Interest	44,087	36,345	14,818

Total	$44,087	$36,345	$510,431

Mr. Redman
Principal outstanding	$44,000	$15,680

Repayments:
Principal	$—	$44,000	$15,680
Interest	874	1,285	322

Total	$874	$45,285	$16,002

      In 1997, Messrs. Reitzel and Bradley borrowed the initial principal amount of $420,000 and $280,000, respectively, from a bank, with interest at a variable rate of prime plus 3/8% and with the repayment of these loans guaranteed by our predecessors. Both of these loans were paid in full in 2002 without recourse to the guarantors.

      On January 1, 2001, Mr. Redman acquired shares of capital stock of RBR Holding Corp., representing 5% of the then outstanding shares of RBR Holding Corp., financed through a promissory note issued by RBR Holding Corp. Prior to our equity recapitalization consummated on September 30, 2002, RBR Holding Corp. received principal and interest payments on this promissory note of $104,153 and $48,936, respectively, for the year ended December 31, 2001 and $75,268 and $25,732, respectively, for the nine months ended September 30, 2002.

      Asset Acceptance Corp. was a party to a five-year lease with Goldeneye Holding Company, LLC that expired on September 30, 2002. Payments made under this lease and the related rent expenses for the years ended December 31, 2000 and 2001 and for the nine months ended September 30, 2002 were $48,000, $48,000 and $36,000, respectively. Messrs. Reitzel and Bradley owned 60% and 40%, respectively, of Goldeneye Holding Company, LLC during these periods.

      Nathaniel F. Bradley IV is the son-in-law of Rufus H. Reitzel, Jr. and James Reitzel, our Vice President-Corporate Relations, is the son of Mr. Reitzel. Heather K. Reitzel is the wife of Mr. Reitzel.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 2003 (as if the Reorganization had occurred) by:

•	each person, entity or group known to us to be the beneficial owner of more than 5% of the outstanding shares of our common stock;

•	each selling stockholder;

•	each of our named executive officers;

•	each of our directors and our proposed director; and

•	all of our directors and executive officers as a group.

      Prior to the Reorganization being effected upon the effective date of the registration statement of which this prospectus is a part, Asset Acceptance Capital Corp. did not have any stockholders. Pursuant to the Reorganization, our initial stockholders will be the former stockholders of AAC Investors, Inc. and of RBR Holding Corp. The total number of shares issuable to these former stockholders is dependent upon the per share initial public offering price. Except as otherwise indicated below, the percentage of beneficial ownership of common stock before the offering is based on an initial public offering price of $14.00 per share, as a result of which a total of 28,448,449 shares of common stock will be issued in the Reorganization and, therefore, outstanding. The percentage of beneficial ownership after the offering is based on 37,142,857 shares of common stock outstanding, including the approximately 1,694,408 shares issuable in connection with the payment of the share appreciation rights granted by Asset Acceptance Holdings LLC. For more detailed information about the Reorganization, see “History and Reorganization”.

      One of our stockholders, a trust controlled by Rufus H. Reitzel, Jr., has granted the underwriters a 30-day option to purchase up to 1,050,000 shares to cover any over-allotment. The following table does not reflect the exercise of the underwriters’ over-allotment option.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issued upon the exercise to options or warrants that are presently exercisable or exercisable within 60 days. As of the date of this prospectus, we have not issued any options. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares beneficially owned by them, subject to applicable community property laws.

      Unless otherwise indicated below, each person or entity named below has an address in care of our principal executive offices at Asset Acceptance Capital Corp., P.O. Box 2036, Warren, Michigan 48090.

	Shares Beneficially		Shares Beneficially
	Owned Prior to the		Owned After the
	Offering		Offering

Name of Beneficial Owner	Number	Pctg.	Number		Pctg.

AAC Quad-C Investors LLC(1)	15,929,361	56.0%	15,929,361		42.9%
Rufus H. Reitzel, Jr.(2)(3)	4,424,246	15.5	4,424,246		11.9
Heather Reitzel(3)	3,710,658	13.0	3,710,658		10.0
Nathaniel F. Bradley IV(4)	4,757,253	16.7	4,757,253		12.8
Mark A. Redman	625,954	2.2	942,208	(5)	2.5
Phillip L. Allen	—	—	118,596	(5)	*
Donald O’Neill	—	—	59,927	(5)	*
Terrence D. Daniels(1)(6)	15,929,361		15,929,361		42.9
Anthony R. Ignaczak(1)(6)	15,929,361		15,929,361		42.9
H. Eugene Lockhart(7)	—	—	—		—
All directors and executive officers as a group (11 persons)(8)	25,736,814	90.4	26,501,314		71.3

*	Less than 1%

(1)	Address is 230 East High Street, Charlottesville, Virginia 22902.

(2)	If the underwriters exercise their over-allotment option in full, the shares beneficially owned by Mr. Reitzel shall be reduced to 3,374,246 shares or 9.1% of the total number of outstanding shares after the offering.

(3)	Includes 999,023 shares held by trusts of which Mr. Reitzel and Ms. Reitzel serve as co-trustees with shared power to vote and dispose of the underlying shares (as to which Mr. Reitzel and Ms. Reitzel disclaim beneficial ownership).

(4)	Includes 1,274,944 shares held by trusts of which Mr. Bradley is co-trustee with his spouse, and 192,669 shares held by a trust of which Mr. Bradley’s spouse is sole trustee (as to which Mr. Bradley disclaims beneficial ownership).

(5)	Includes 316,254 shares, 118,596 shares and 59,297 shares issuable to Messrs. Redman, Allen and O’Neill, respectively, as payment for the share appreciation rights granted pursuant to the Asset Acceptance Holdings LLC Share Appreciation Rights Plan.

(6)	The shares of common stock beneficially owned by Messrs. Daniels and Ignaczak consist of 15,929,361 shares held by AAC Quad-C Investors LLC. Messrs. Daniels and Ignaczak serve as managers of AAC Quad-C Investors LLC and each of them has shared power to vote and dispose of the shares held by AAC Quad-C Investors LLC.

(7)	Mr. Lockhart may purchase shares in the initial public offering from the amount reserved by the underwriters for sale to our officers, directors, employees and certain other people. See “Underwriting — Over-allotment Option”.

(8)	The 15,929,361 shares held beneficially by Messrs. Daniels and Ignaczak by virtue of their respective positions as managers of AAC Quad-C Investors LLC are counted once for purposes of calculating the shares beneficially owned by all directors and executive officers as a group.

DESCRIPTION OF CAPITAL STOCK

      Upon the completion of the Reorganization, we will be authorized to issue 100,000,000 shares of common stock and 10,000,000 shares of preferred stock, each with $0.01 par values. Upon completion of this offering, we will have 37,142,857 shares of common stock outstanding and no shares of preferred stock outstanding. As of December 31, 2003 (as if the Reorganization had occurred), there were 13 record holders of common stock.

      The following description of our capital stock does not purport to be complete and is subject to, and is qualified by, our amended and restated certificate of incorporation and our amended and restated bylaws, which will be filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

      Holders of our common stock are entitled to one vote per share for the election of directors as well as on all matters submitted to a vote of stockholders. Holders of common stock do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to any preference rights of holders of preferred stock, holders of our common stock are entitled to receive dividends, if any, declared by our board of directors from time to time out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share in our assets remaining after the payment of liabilities pro rata in accordance with such stockholder’s holdings, subject to any prior rights of holders of preferred stock prior to distribution. The common stock has no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

      All of the outstanding shares of common stock are, and the shares offered by us in this offering will be, fully paid and non-assessable.

Preferred Stock

      Our amended and restated certificate of incorporation authorizes our board of directors at any time, and from time to time, to issue shares of preferred stock in one or more series, with such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions, as the board of directors may determine, subject to the limitations prescribed by law and our amended and restated certificate of incorporation.

      It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of our common stock until our board of directors determine the specific rights attached to that preferred stock. The issuance of preferred stock could have the effect of one or more of the following:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change of control of us.

      We currently have no plans to issue any shares of preferred stock.

Options

      As of the date of this prospectus, we have not issued any stock options.

Anti-Takeover Effects of Certain Provisions of Delaware Law and our Amended and Restated Certificate and Bylaws

      Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon closing of this offering, may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

     Classified Board of Directors

      Our board of directors will be divided into three classes of directors serving staggered, three-year terms. As a result, approximately one-third of the board of directors will be elected each year. These provisions, when coupled with provisions of our amended and restated certificate of incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

     Cumulative Voting

      Our amended and restated certificate of incorporation will expressly deny stockholders the right to cumulative voting in the election of directors.

     Stockholder Action; Special Meeting of Stockholders

      Our amended and restated certificate of incorporation will eliminate the ability of stockholders to act by written consent. It will further provide that special meetings of our stockholders may be called only by the chairman of our board of directors, our president or a majority of our directors.

Advance Notice Requirements for Stockholder Proposals and Directors Nominations

      Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder, in order to be timely, must be received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. Our amended and restated certificate of incorporation and our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized But Unissued Shares

      Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of by means of a proxy contest, tender offer, merger or otherwise.

Amendments; Supermajority Vote Requirements

      The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation will impose supermajority vote requirements in connection with the amendment of provisions of our amended and restated certificate of incorporation and amended and restated bylaws dealing with the classification, nomination, removal, vacancies and powers of our board of directors, actions by written consent, personal liability of our directors, indemnification of directors and others, and the ability for stockholders to bring business before an annual meeting of stockholders.

Transfer Agent

      The transfer agent and registrar for our common stock is LaSalle Bank National Association.

Listing

      Our common stock has been approved for quotation, subject to notice of issuance, on The Nasdaq National Market under the symbol “AACC”.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares or availability of any shares for sale will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of options), or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise additional capital through a future sale of securities.

      Upon completion of this offering, we will have 37,142,857 shares of common stock outstanding (irrespective of whether the underwriters exercise the over-allotment option). The 7,000,000 shares (or 8,050,000 shares if the underwriters’ over-allotment option is exercised in full) of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144 of the Securities Act. Subject to certain contractual restrictions, holders of restricted shares will be entitled to sell those shares in the public securities markets if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rule 144, 144(k) and 701, additional shares will be available for sale as set forth below.

      Shares eligible for future sale in the public market based on shares outstanding at the time we close this offering is as follows:

Number of Shares	Date

7,000,000 (or up to 8,050,000 if the underwriters’ over-allotment option is exercised in full)	After the date of this prospectus. Freely tradable shares sold in this offering.
29,179,788 (or 28,129,788 if the underwriters’ over-allotment option is exercised in full)	180 days after the date of this prospectus when the lock-up expires. Shares eligible for resale under Rule 144, Rule 144(k) or Rule 701.
963,069	Various dates as these shares qualify for an exemption from registration under Rule 144 of 701.

Lock Up Agreements

      We, each of our officers and directors and the holders of substantially all of our common stock, including any securities convertible into or exchangeable or exercisable for our common stock, have agreed not to sell or transfer any shares of our common stock for a period of 180 days after the date of the final prospectus without first obtaining the written consent of Bear, Stearns & Co., Inc. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase common stock;

•	purchase any option or contract to sell common stock;

•	sell any option, right or warrant for the sale of any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

      Bear, Stearns & Co. Inc. may waive this lock-up without public notice.

Stock Options

      As of the date of this prospectus, we expect to have 45,000 shares subject to outstanding options granted to our non-employee directors upon the effective date of this offering pursuant to our 2004 stock incentive plan, with 50% of the shares vesting on the first anniversary of the grant date and the remaining 50% vesting on the second anniversary of the grant date. In addition, we have 3,655,000 shares of common stock available for issuance under our 2004 stock incentive plan pursuant to which we can grant stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance share awards and annual incentive awards. We intend to register with the SEC all of the shares of common stock underlying the options to be granted as of the effective date of this offering, as well as the shares reserved under our 2004 stock incentive plan.

Registration Rights

      On September 30, 2002, we entered into a registration rights agreement among AAC Investors, Inc., AAC Holding Corp., Consumer Credit Corp., Rufus H. Reitzel, Jr., our Chairman, Heather K. Reitzel, Nathaniel F. Bradley IV, our President and Chief Executive Officer, and Mark A. Redman, our Vice President-Finance and Chief Financial Officer. Upon the effectiveness of the offering, this agreement will be amended to, among other things, include Asset Acceptance Capital Corp. and AAC Quad-C Investors LLC as parties. As amended, this agreement will terminate either (i) three years after the closing of an initial public offering, or (ii) for those shareholders that own in excess of 1% of the then outstanding shares of common stock, either when the shareholder owns less than 1% or seven years after the closing of an initial public offering. The agreement provides that AAC Quad-C Investors LLC can request that Asset Acceptance Capital Corp. effect the registration of a specified number of shares of common stock issued to AAC Quad-C Investors LLC in connection with the recapitalization described above. For a period of twenty days after AAC Quad-C Investors LLC gives notice of its request for registration, the agreement provides that each of Mr. Reitzel, Ms. Reitzel, Mr. Bradley or Mr. Redman may also request that Asset Acceptance Capital Corp. effect the registration of a specified number of shares of common stock held by them or their affiliates.

Rule 144

      In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year (including the holding period of any prior owner other than an affiliate), would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately 371,429 shares immediately after this offering; or

•	the average weekly trading volume of the common stock on The Nasdaq National Market during the four calendar weeks preceding the sale.

      Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

Rule 144(k)

      Under Rule 144(k), a person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate), is entitled to sell these shares under Rule 144(k) without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k)” shares may be sold immediately upon completion of this offering.

Rule 701

      In general, Rule 701 permits any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a written compensatory stock or option plan or contract before the effective date of this offering to resell such shares in reliance on Rule 144 but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the completion of this offering before selling those shares. As of the date of this prospectus, we have not issued any stock options. However, Asset Acceptance Capital Corp. will be issuing 1,694,408 shares of common stock pursuant to Rule 701 in payment for a portion of the purchase price payable to the holders of share appreciation rights previously granted by Asset Acceptance Holdings LLC which will vest upon the consummation of this offering. As a condition precedent to the receipt of any shares of our common stock, the rights holders have agreed to enter into a shareholder agreement, effective as of the date of delivery of such shares, which sets forth certain transfer restrictions, including a prohibition on any transfers until after the first anniversary of this offering.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

      The following is a general discussion of certain material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner thereof that is a “Non-U.S. Holder” who acquires and owns such common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). A “Non-U.S. Holder” is a holder of common stock other than (i) a citizen or resident of the U.S., (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or of any state, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) it has a valid election in effect under applicable treasury regulations to be treated as a U.S. person. The test for whether an individual is a resident of the U.S. for federal estate tax purposes differs from the test used for federal income tax purposes. Some individuals, therefore, may be “Non-U.S. Holders” for purposes of the federal income tax discussion below, but not for purposes of the federal estate tax discussion, and vice versa.

      This discussion is based on the Code, judicial decisions and administrative regulations and interpretations in effect as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances (including, without limitation, Non-U.S. Holders who are pass-through entities or who hold their common stock through pass-through entities) and does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction. Further, the discussion does not consider Non-U.S. Holders to whom special tax rules may apply (including banks or other financial institutions, insurance companies, dealers in securities or foreign currencies, common trust funds, holders who hold common stock as part of a “straddle”, “hedge”, or conversion transaction, tax-exempt organizations, and U.S. expatriates. Prospective holders should consult their tax advisors with respect to the federal income and estate tax consequences of holding and disposing of our common stock in light of their particular situations and any consequences to them arising under the laws of any state, local or non-U.S. jurisdiction.

Dividends

      As discussed elsewhere in this prospectus, we do not anticipate making any distributions on our common stock in the future. Subject to the discussion below, dividends, if any, paid to a Non-U.S. Holder of our common stock out of our current or accumulated earnings and profits generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly-executed IRS Form W-8BEN (or successor form) certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Treasury Regulations provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity.

      There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States if a properly-executed IRS Form W-8ECI (or successor form), stating that the dividends are so connected, is filed with us. Instead, the effectively connected dividends will be subject to regular U.S. income tax, generally in the same manner as if the Non-U.S. Holder were a U.S. citizen or resident alien or a domestic corporation, as the case may be, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax”, which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

Gain on Disposition of Common Stock

      A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States and a specific treaty exemption does not apply to eliminate the tax, (ii) if a tax treaty would otherwise apply to eliminate the tax, the gain is attributable to a permanent establishment of the Non-U.S. Holder in the U.S., (iii) in the case of Non-U.S. Holders who are nonresident alien individuals and hold our common stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, (iv) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates, or (v) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (i) the Non-U.S. Holder is considered to have beneficially owned no more than five percent of our common stock at all times within the shorter of (a) the five year period preceding the disposition or (b) the holder’s holding period and (ii) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market.

Information Reporting Requirements and Backup Withholding

      Generally, we must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient’s country of residence.

      Backup withholding will generally not apply to payments of dividends made by us or our paying agents to a Non-U.S. Holder if the holder has provided its federal taxpayer identification number, if any, or the required certification that it is not a U.S. person (which is generally provided by furnishing a properly-executed IRS Form W-8BEN), unless the payer otherwise has knowledge that the payee is a U.S. person.

      Under current U.S. federal income tax law, information reporting and backup withholding imposed at a rate of 28% will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption, and the broker is (i) a U.S. person, (ii) a foreign person which derived 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a “controlled foreign corporation” for U.S. federal income tax purposes, or (iv) a foreign partnership (a) at least 50% of the capital or profits interest in which is owned by U.S. persons, or (b) that is engaged in a U.S. trade or business. Backup withholding will apply to a payment of disposition proceeds if the broker has actual knowledge that the holder is a U.S. person.

      Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

Federal Estate Tax

      An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

      We intend to offer the shares through the underwriters. Subject to the terms and conditions described in an underwriting agreement among us, the selling stockholder, Bear, Stearns & Co. Inc., William Blair & Company, L.L.C., CIBC World Markets Corp., and SunTrust Capital Markets, Inc., we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us the number of shares of common stock listed opposite their names below.

Number
Underwriter	of Shares

Bear, Stearns & Co. Inc.
William Blair & Company, L.L.C.
CIBC World Markets Corp.
SunTrust Capital Markets, Inc.

Total

      The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

      We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject others in whole or in part.

Commissions and Discounts

      The underwriters have advised us and the selling stockholder that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                     per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $                     per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

      The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholder. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per	Without	With
	Share	Option	Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Asset Acceptance Capital Corp.	$	$	$
Proceeds, before expenses, to the selling stockholder	$	—	$

      The expenses of the offering, excluding the underwriting discount and commissions and related fees, are estimated at $1.2 million, with $0.4 million remaining to be paid by us.

      In connection with this offering, the underwriters may allocate shares to accounts over which they exercise discretionary authority. The underwriters do not expect allocations to discretionary accounts to exceed 5% of the total number of shares in this offering.

Over-allotment Option

      The selling stockholder granted the underwriters an option exercisable for 30 days from the date of the underwriting agreement to purchase a total of up to 1,050,000 additional shares at the public offering price less that underwriting discount. The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriters’ initial commitment amount reflected in the above table.

      The underwriters have reserved for sale, at the initial public offering price, up to 250,000 shares of our common stock for our officers, directors and employees and their families, and other persons associated with us who express an interest in purchasing these shares of common stock in this offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same terms as the other shares offered in this offering.

No Sales of Similar Securities

      We, the selling stockholder, each of our officers and directors and holders of substantially all of our common stock, including any securities convertible into or exchangeable or exercisable for or repayable with common stock, and preferred stock have agreed, with certain limited exceptions described therein, not to sell or transfer any common stock for 180 days after the date of the final prospectus without first obtaining the written consent of Bear, Stearns & Co. Inc. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

      Bear, Stearns & Co. Inc. may waive this lockup without public notice. This lockup provision does not limit our ability to grant options to purchase common stock under our stock options plans.

Quotation on The Nasdaq National Market

      Our common stock has been approved for quotation, subject to notice of issuance, on The Nasdaq National Market under the symbol “AACC”.

Price Stabilization, Short Positions

      Until the distribution of the shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering.

      If the underwriters over-allot or otherwise create a short position in our common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. In addition, the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of our common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. These transactions to stabilize or maintain the market price may cause the price of our common stock to be higher than it might be in the absence of such transactions. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that they will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

      In connection with this offering, the underwriters may engage in passive market-making transactions in our common stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

LEGAL MATTERS

      The validity of our common stock offered in this offering will be passed upon for us by Dykema Gossett PLLC, Detroit, Michigan. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, will act as counsel for the underwriters.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2000 and 2001, September 30, 2002, December 31, 2002 and June 30, 2003 and for the years ended December 31, 2000 and 2001, the nine months ended September 30, 2002, the three months ended December 31, 2002 and the six months ended June 30, 2003 as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with this registration statement, under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information about our company and the shares of common stock to be sold in the offering, please refer to the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of the terms of contract, agreements or documents. Complete exhibits have been filed with the registration statement.

      The registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC’s Public Reference facility maintained by the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC’s regional offices at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. The registration statement and other information that we file with the SEC is available at the web site maintained by the SEC on the worldwide web at www.sec.gov.

      As a result of the effectiveness of this registration statement, we will become subject to the information requirements of the Exchange Act. We will file reports, proxy statements, and other information under the Exchange Act with the SEC. You can inspect and copy these reports and other information at the locations set forth above or download these reports from the SEC website.

      Our web address is www.assetacceptance.com. Information on our website should not be considered to be part of this prospectus.

      Our common stock has been approved for quotation, subject to notice of issuance, on The Nasdaq National Market.

AAC Investors, Inc. and Subsidiary

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Twelve months ended December 31, 2000 and 2001,

Nine months ended September 30, 2002,
Three months ended December 31, 2002,
Six Months ended June 30, 2003, and
Nine Months ended September 30, 2003

AAC INVESTORS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Successor	Predecessor	Successor

	December 31,	September 30,	September 30,
	2002	2002	2003

Assets
Cash	$2,280,861	$5,111,541	$5,766,837
Purchased receivables	133,336,581	104,411,618	168,701,185
Finance contract receivables, net	561,167	516,639	710,010
Property and equipment, net	6,522,988	6,186,280	7,207,490
Goodwill	6,339,574	—	6,339,574
Other assets	2,235,939	723,800	2,900,080

Total assets	$151,277,110	$116,949,878	$191,625,176

Liabilities
Notes payable	$67,200,000	$42,350,000	$68,500,000
Notes payable — related party	35,882,192	—	37,661,555
Deferred tax liability	1,623,318	—	8,453,906
Accounts payable and other liabilities	4,818,212	7,798,483	9,277,047
Capital lease obligations	109,886	127,686	224,015

Total liabilities	109,633,608	50,276,169	124,116,523

Minority interest	28,804,232	—	42,580,619

Equity
Common stock	10,000,000	981,000	10,000,000
Stock subscription receivable	—	(716,578)	—
Retained earnings	2,839,270	66,409,287	14,928,034

Total equity	12,839,270	66,673,709	24,928,034

Total liabilities and equity	$151,277,110	$116,949,878	$191,625,176

See accompanying notes.

AAC INVESTORS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	Predecessor	Successor

	Nine months ended	Nine months ended
	September 30, 2002	September 30, 2003

Revenues
Purchased receivable revenues	$71,236,866	$115,451,811
Gain on sale of purchased receivables	293,361	—
Finance contract revenues	277,850	437,998

Total revenues	71,808,077	115,889,809

Expenses
Salaries and benefits	24,371,973	37,229,116
Collections expense	18,542,325	32,703,443
Occupancy	2,172,893	3,096,293
Administrative	1,790,847	2,422,069
Depreciation	1,268,826	1,890,429
Loss on disposal of equipment	122,568	2,714

Total operating expense	48,269,432	77,344,064

Income from operations	23,538,645	38,545,745
Net interest expenses	1,646,482	5,465,598
Other expenses (income)	397,742	(355,005)

Income before income taxes and minority interest	21,494,421	33,435,152
Income taxes	—	6,831,500
Minority interest	—	14,514,888

Net income	$21,494,421	$12,088,764

Pro forma income taxes	$4,817,673	—

Pro forma minority interest	$8,597,768	—

Pro forma net income	$8,078,980	—

Weighted average number of shares	—	10,000,000
Pro forma weighted average number of shares	10,000,000	—
Earnings per common share outstanding:
Basic	—	$1.21
Diluted	—	$1.21
Pro forma earnings per common share outstanding:
Basic	$0.81	—
Diluted	$0.81	—

See accompanying notes.

AAC INVESTORS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF EQUITY

	Successor

	Common	Retained	Total
	Stock	Earnings	Equity

Balance at October 1, 2002	$—	$—	$—
Contributions received	10,000,000	—	10,000,000
Net income	—	2,839,270	2,839,270

Balance at December 31, 2002	10,000,000	2,839,270	12,839,270
Net income	—	12,088,764	12,088,764

Balance at September 30, 2003	$10,000,000	$14,928,034	$24,928,034

See accompanying notes.

AAC INVESTORS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Predecessor	Successor

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2002	2003

Cash flows from operating activities
Net income	$21,494,421	$12,088,764
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,268,826	1,890,429
Deferred income taxes	—	6,830,588
Minority interest	—	14,514,888
Loss on disposal of equipment	122,568	2,715
Charge-offs of finance contracts	235,000	144,239
Changes in assets and liabilities:
Decrease (increase) in other assets	(374,324)	(829,841)
Increase in accounts payable and other liabilities	3,396,732	4,458,835

Net cash provided by operating activities	26,143,223	39,100,617

Cash flows from investing activities
Investment in purchased receivables, net of buy backs	(39,111,869)	(63,743,884)
Principal collected on purchased receivables	16,426,078	28,379,281
Investment in finance contracts	(546,738)	(700,132)
Principal collected on finance contracts	406,248	407,049
Proceeds from sale of fixed assets	41,867	1,956
Purchase of fixed assets	(3,248,008)	(2,240,374)

Net cash used in investing activities	(26,032,422)	(37,896,104)

Cash flows from financing activities
Borrowings under line of credit	27,810,400	43,700,000
Repayment of line of credit	(23,190,293)	(42,400,000)
Borrowings — related party	—	1,779,363
Repayments — related party	(1,196,293)	—
Repayment of capital lease obligations	(74,667)	(59,400)
Distributions paid to minority shareholder	—	(738,500)
Contributions to equity	75,268	—

Net cash provided by (used in) financing activities	3,424,415	2,281,463

Net increase (decrease) in cash	3,535,216	3,485,976
Cash at beginning of period	1,576,325	2,280,861

Cash at end of period	$5,111,541	$5,766,837

Supplemental disclosure of cash flow information
Cash paid for interest	$1,669,840	$2,452,403
Cash paid for income taxes	14,984	—
Non-cash investing and financing activities:
Capital lease obligations incurred	113,900	173,530

See accompanying notes.

AAC INVESTORS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

Reporting Entity

      AAC Investors, Inc. (“Successor” or “Successor Company”), was formed in September 2002 for the purpose of acquiring an interest in Asset Acceptance Holdings LLC. Asset Acceptance Holdings LLC was established through a recapitalization transaction including the formation of a limited liability structure and the combination of several entities under common control. These entities included AAC Holding Corp. and subsidiaries, Lee Acceptance Corp., and Consumer Credit Corp. (“Predecessor” or “Predecessor Company”). Effective at the close of business on September 30, 2002, AAC Investors, Inc. completed the acquisition of 60% of Asset Acceptance Holdings LLC. The Predecessor and the Successor are referred together as the “Company.”

      AAC Investors, Inc. has a majority ownership and a controlling interest in Asset Acceptance Holdings LLC and therefore the accounts of Asset Acceptance Holdings LLC and its wholly owned subsidiaries, Asset Acceptance, LLC, Financial Credit, LLC, CFC Financial, LLC, Med-Fi Acceptance, LLC, and Consumer Credit, LLC are included in its consolidated financial statements. The results of the Predecessor Company are included for the period January 1, 2002 through September 30, 2002 for comparative purposes. All significant intercompany accounts and transactions have been eliminated in consolidation. Minority interest is recorded for the 40% outside interest in Asset Acceptance Holdings LLC. Minority interest is also reflected on the consolidated statement of financial position and is adjusted each period for the minority owner’s proportionate share of net income.

      The unaudited information furnished herein, in the opinion of management, reflects all adjustments necessary for a fair presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States. All adjustments were of a normal and recurring nature. These financial statements should be read in conjunction with the audited consolidated financial statements and the accompanying notes included in the Company’s Registration Statement on Form S-1.

Nature of Operations

      The Company is engaged in collection activities for receivables that have been charged-off by the original creditor. These receivables are acquired from dealers, original creditors, resellers and other parties with debtors located throughout the United States. As part of the collection process, the Company occasionally sells receivables from these portfolios to other unaffiliated companies.

      The Company also finances the sales of consumer product retailers located primarily in Michigan.

Purchased Receivable Portfolios and Revenue Recognition

      Purchased receivables are receivables which have been charged-off as uncollectible by the originating organization and typically have been subject to previous collection efforts. The Company acquires the rights to the unrecovered balances owed by individual debtors through such purchases. The receivable portfolios are purchased at a substantial discount (usually discounted 95% to 98%) from their face amounts and are initially recorded at the Company’s cost to acquire the portfolio. Financing for the purchases is primarily provided by the Company’s lines of credit and cash from operations.

      The Company accounts for its investment in purchased receivables using the guidance provided by the Accounting Standards Executive Committee Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans.” The Company purchases pools of homogenous accounts receivable (static pool) and records each pool at its acquisition cost. Each static pool retains its own identity and does not change. Each pool is accounted for as a single unit for recognition of income, principal payments and impairment. Income on the purchased receivables is accrued monthly based on each static pool’s effective yield. The

AAC INVESTORS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

effective yield is the rate of return that each static pool requires to amortize the cost or carrying value of the pool to zero over its estimated life. Each pool’s effective yield is determined by estimating future cash flows, which are based on historical collection data for pools with similar characteristics (paper type). Based on historical cash collections, each pool is given an expected life of 60 months. The actual life of each pool may vary, but each pool generally amortizes between 50 and 60 months. Monthly cash flows greater than the income accrued will reduce the carrying value of each static pool and monthly cash flows lower than the income accrued will increase the carrying value of the static pool. Each pool is reviewed monthly and compared to historical cash flows, by paper type, to determine whether each pool is performing as expected. If a pool is not performing as expected, the effective yield is adjusted either up or down so that the carrying value of the pool amortizes close to its expected life.

      The cost recovery method prescribed by Practice Bulletin 6 is used when collections on a particular portfolio cannot be reasonably predicted. Under the cost recovery method, no income is recognized until we have fully collected the cost of the portfolio. As of September 30, 2003, we had sixteen pools on the cost recovery method with an aggregate carrying value of $1.6 million or less than 1.0% of the total carrying value.

      In the event that cash collected would be inadequate to amortize the carrying value, an impairment charge would be taken with a corresponding write-off of the receivable balance. Accordingly, a reserve for impairment is not maintained for purchased receivables.

      The agreements to purchase receivables typically include general representations and warranties from the sellers covering account holder death, bankruptcy, age of account and settled or disputed accounts prior to sale. The representation and warranty period permits the return of certain accounts from the Company back to the seller. The general time frame to return accounts is within 60 to 365 days. Returns are applied against the carrying value of the static pool.

      Periodically the Company will sell, on a non-recourse basis, all or a portion of a pool to third parties. The Company does not have any significant continuing involvement with the sold pools subsequent to sale. Proceeds of these sales are generally compared to the carrying value of the accounts; a gain or loss is recognized on the difference between proceeds received and carrying value.

      Changes in purchased receivable portfolios for the nine months ended September 30, 2002, the three months ended December 31, 2002 and the nine months ended September 30, 2003 were as follows:

	Predecessor	Successor

	September 30,	December 31,	September 30,
	2002	2002	2003

Balance at beginning of period	$81,725,827	$104,411,618	$133,336,581
Investment in purchased receivables, net of buy backs	39,111,869	33,639,066	63,743,884
Cost of sale of purchased receivables, net of returns	(552,281)	(52,073)	—
Cash collections	(87,110,663)	(33,429,422)	(143,831,091)
Purchased receivable revenues	71,236,866	28,767,392	115,451,811

Balance at end of period	$104,411,618	$133,336,581	$168,701,185

Finance Contract Receivables

      Finance contract revenues are recognized based on the accretion of the discount at which these contracts are financed over their respective terms. Unearned discounts on finance contract receivables were

AAC INVESTORS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approximately $284,000, $326,000 and $438,000 at September 30, 2002, December 31, 2002 and September 30, 2003, respectively. The fair value of finance contract receivables does not materially differ from their book value. Interest is recognized over the life of the contract. An allowance for doubtful accounts is established to reflect accounts for which collection has been delayed or is in doubt. The allowance for doubtful accounts, which is netted against finance contract receivables on the consolidated statements of financial position, was approximately $114,000, $108,000 and $95,000 at September 30, 2002, December 31, 2002 and September 30, 2003, respectively.

Collections from Third Parties

      The Company regularly utilizes unaffiliated third parties, primarily attorneys and other contingent collection agencies, to collect certain account balances on behalf of the Company in exchange for a percentage of balances collected by the third party. The Company records the gross proceeds received by the unaffiliated third parties as cash collections. The Company includes as cash collections the reimbursement of certain legal and other costs. The Company records as a component of collection expense the percentage of the gross collections paid to the third parties. The percent of gross collections from such third party relationships were 15% for the nine months ended September 30, 2002 and 17% for the nine months ended September 30, 2003.

     Property and Equipment

      Property and equipment is recorded at cost. Expenditures for repairs and maintenance are charged to operations as incurred. The Company records depreciation expense on a straight-line basis with lives ranging from three to ten years. Depreciation includes amortization of certain intangible assets which are being amortized over a period of five to seven years.

     Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Taxes on Income

      The Predecessor Company had elected to be taxed as an S corporation under the Internal Revenue Code. Therefore, the Predecessor’s shareholders included their respective shares of taxable income or loss in their individual tax returns and therefore no income tax expense is recognized. The Successor Company provides for deferred income taxes resulting from temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates.

     Goodwill and other intangible assets

      Other intangible assets with finite lives arising from acquisition are amortized over their estimated useful lives, ranging from five to ten years, using the straight-line method. As prescribed by Statement of Financial Accounting Standard 142, goodwill is not amortized. Goodwill and other intangible assets are reviewed annually to assess recoverability when impairment indicators are present.

     Stock based compensation

      As permitted by Statement of Financial Accounting Standards (“SFAS”) no. 123, Accounting for Stock Based Compensation, the company accounts for its share appreciation rights plan using the

AAC INVESTORS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

intrinsic-value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

     Earnings per share and pro forma earnings per share

      Basic earnings per share reflect net income for the successor company divided by the weighted-average number of shares outstanding. Pro forma basic earnings per share reflect net income for the predecessor company adjusted for pro forma income taxes and pro forma minority interest divided by pro forma weighted-average number of shares outstanding. Pro forma weighted average number of shares was used so that the resulting earnings per share was comparable to the successor company. There were no dilutive shares for any of the periods presented.

Recently Issued Accounting Pronouncements

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, which establishes standards for the classification and measurement of certain financial instruments with characteristics of both liability and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for us on July 1, 2003. We do not expect the adoption of SFAS No. 150 to have a material effect on our consolidated financial statements.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment to SFAS No. 123”. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method on accounting for stock-based employee compensation. The implementation of SFAS No. 148 did not have a material effect on our consolidated financial position or results of operations.

      In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities”. The objective of this interpretation is to provide guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company’s consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company’s interest in the VIE is such that the company will absorb a majority of the VIE’s expected losses and/or receive a majority of the entity’s expected residual returns, if they occur. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The provisions of this interpretation became effective upon issuance. We do not hold any variable interests in any entities. Therefore, the adoption of this interpretation will have no impact on our financial position, results of operations or cash flows.

      In December 2003, the Accounting Standards Executive Committee issued Statement of Position 03-3, “Accounting for Certain Loans of Debt Securities Acquired in a Transfer”. This Statement of Position (SOP) addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004, although early application is encouraged. We are currently evaluating the effects of this SOP, but believe that the impact on our results of operations will not be significant.

2.     Acquisitions

      At the close of business on September 30, 2002, AAC Investors, Inc. purchased a 60% ownership in Asset Acceptance Holdings LLC for $47.2 million including acquisition costs. Asset Acceptance Holdings LLC is engaged in the purchase and collection of receivables that have been charged-off by the original creditor. As a result of the acquisition, AAC Investors, Inc. has a majority ownership in one of the leading purchasers and collectors of charged-off debt in the United States. The acquisition has been accounted for

AAC INVESTORS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

as a purchase and accordingly, the results of operations of Asset Acceptance Holdings LLC are included in the financial statements of AAC Investors, Inc. as of October 1, 2002. The cost of the acquisition was allocated on the basis of the estimated fair value of the assets acquired and liabilities assumed is summarized in the following table.

At September 30,
2002

Purchased receivables	$62,646,971
Property, plant and equipment	3,711,768
Cash and other assets	3,501,204
Intangible assets	840,000
Finance contract receivables	309,984

Total assets acquired	71,009,927

Line of credit	$25,410,000
Accounts payable and other liabilities	4,755,701

Total liabilities assumed	30,165,701

Net assets acquired	$40,844,226

      In connection with the acquisition, adjustments were recorded to recognize acquired intangible assets of $780,000 and $60,000 relating to proprietary collections data and non-compete agreements for certain executives, respectively. The fair value of the remaining assets acquired and liabilities assumed approximated Asset Acceptance Holdings LLC’s carrying value. The excess of purchase price over the estimated fair value of the net assets acquired of $6.3 million was recorded as goodwill. Approximately $5.0 million of the goodwill is expected to be amortized for tax purposes.

3.     Related-Party Transactions

Predecessor

      The Company owed related parties $1,196,293 as of December 31, 2001. This indebtedness was evidenced by promissory notes due on demand, the significant majority of which bore interest at a variable rate of prime plus 3/8%. These notes were paid prior to the recapitalization transaction in 2002. Interest expense related to these notes approximated $33,500 for the nine months ended September 30, 2002.

      The Company paid rent to a related company under the terms of a five-year lease that expired on September 30, 2002. Payments made under this lease and the related rent expense was $36,000 for the nine months ended September 30, 2002.

      Prior to the recapitalization transaction, the Company received interest from a related party for a promissory note held by AAC Holding Corp. for the purchase of stock. The note was not part of the recapitalization transaction. The Company received approximately $26,000 of interest on this note for the nine months ended September 30, 2002.

Successor

      As part of the recapitalization structure, Lee Acceptance Corp. retained net assets of $48,881 which was comprised of cash of $16,039, real property with a net book value of $32,592, other assets of $285 and accounts payable and other liabilities of $35. This amount has been reflected as a distribution to minority shareholders.

AAC INVESTORS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company was reimbursed by a related party for $168,711 in the nine months ended September 30, 2003 for bonuses and resulting payroll taxes. The Company had facilitated the payment of such bonuses for the related party.

      Beginning in December 2002, the Company paid a quarterly management fee in arrears to a related company. The management fee paid and expensed for the nine months ended September 30, 2003 was $225,000, and is included in administrative expenses in the consolidated statements of income.

      On October 1, 2002, the Company borrowed $35.0 million from its shareholders. The notes bear interest at 10% per annum, compounded on June 30 and December 31 of each year, and mature September 30, 2007 or upon the sale of substantially all assets of the Company or the sale of additional equity of the Company. The Company owed the related parties $35,882,192 as of December 31, 2002 and $38,610,833 as of September 30, 2003 including interest. The Company recognized approximately $2,728,641 of interest expense on these notes for the nine months ended September 30, 2003, respectively.

4.     Line of Credit

	Predecessor	Successor

	September 30,	December 31,	September 30,
	2002	2002	2003

Line of credit, with syndication of commercial lenders, originated September 30, 2002 and amended most recently August 11, 2003; collateralized by all assets of the Company; expiring September 28, 2006; interest is at prime or, depending on our liquidity, at 25 basis points over prime, or, alternatively, at rates between 250 to 300 basis points over the 30, 60 or 90 day LIBOR rate; total committed credit available $100 million	—	$67,200,000	$68,500,000
Line of credit, with syndication of commercial lenders, originated June 26, 2000 and amended most recently July 1, 2002; collateralized by substantially all assets of the Predecessor Company; interest is at prime or, depending on our liquidity, at 25 basis points over prime, or, alternatively, at rates between 275 to 300 basis points over the 30, 60 or 90 day LIBOR rate; total committed credit $60 million; paid and terminated upon recapitalization	$42,350,000	—	—

Total line of credit	$42,350,000	$67,200,000	$68,500,000

      In 2002, coincident to the recapitalization transaction the Company entered into a credit agreement with a group of commercial lenders to provide financing under a $80.0 million revolving line of credit. The agreement replaced a facility totaling $60.0 million of which $42.4 million was outstanding at the date of recapitalization and a one year facility of $1.0 million which had no balance outstanding at the date of recapitalization. This line of credit was amended in August 2003 increasing the commitment to $100.0 million. The line of credit facility has certain covenants and restrictions with which the Company must comply, including:

•	Funds borrowed can be used to purchase portfolios of charged-off receivables and for general corporate purposes.

AAC INVESTORS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Debt to adjusted EBITDA ratio (as defined in the line of credit agreement) cannot exceed 2.0 to 1.0.

•	Debt to total capitalization ratio (as defined in the line of credit agreement) cannot exceed 3.0 to 1.0.

•	Maintain certain levels of capitalization (as defined in the line of credit agreement).

      The Company’s management believes it is in compliance with all terms of its line of credit agreement as of September 30, 2003.

      The Company entered into two interest rate swap agreements during 2002 for the notional amounts of $10.0 million expiring in January 2004 and $20.0 million expiring in November 2003. The Company also entered into an interest rate swap agreement in 2001 which has a notional amount of $10.0 million and expires in October 2003. These interest rate swaps were intended to reduce the economic impact of volatility of variable interest rates pertaining to a portion of the Company’s bank line of credit. The swaps were not designated as hedges for accounting purposes. Under the terms of the swaps, the Company receives a variable rate of interest and pays a fixed rate to the counter party on the notional amounts. The net interest payments are a component of interest expense on the consolidated statements of income. Changes in the interest rate environment from period to period will directly impact the fair value of the swaps and such changes in the fair value of the swaps will be recognized through earnings in the period of the change. The Company recognized $411,467 of other expense for the nine months ended September 30, 2002 and $317,200 of other income for the nine months ended September 30, 2003. At September 30, 2002, December 31, 2002 and September 30, 2003 the swaps represented a liability of $401,420, $431,096 and $113,896, respectively, which is included with other liabilities in the consolidated statements of financial position.

5.     Property and Equipment

      Property and equipment, having estimated useful lives ranging from three to ten years consisted of the following:

	Predecessor	Successor

	September 30,	December 31,	September 30,
	2002	2002	2003

Computers and software	$4,348,385	$4,841,336	$6,022,615
Building, furniture and fixtures	3,759,460	3,851,443	4,563,900
Leasehold improvements	384,055	502,230	664,895
Equipment under capital lease	206,027	206,027	379,557
Automobiles	133,325	133,325	133,325

Total property and equipment, cost	8,831,252	9,534,361	11,764,292
Less accumulated depreciation	(2,644,972)	(3,011,373)	(4,556,802)

Net property and equipment	$6,186,280	$6,522,988	$7,207,490

6.     Equity

      The Successor Company had the following common stock as of December 31, 2002 and September 30, 2003:

			Shares	Shares Issued	Amount of
Common Stock	Classes	Par	Authorized	and Outstanding	Common Stock

AAC Investors, Inc.	Common	No par	20,000,000	10,000,000	$10,000,000

AAC INVESTORS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Predecessor Company had the following common stock and subscription receivable as of September 30, 2002:

			Shares	Shares Issued	Amount of
Common Stock	Classes	Par	Authorized	and Outstanding	Common Stock

Lee Acceptance Corp.	Common	No par	50,000	1,000	$1,000
AAC Holding Corp.	Class A, voting	No par	10,000	1,000	3,000
AAC Holding Corp.	Class B, nonvoting	No par	90,000	9,526	967,000
Consumer Credit Corp.	Class A, voting	No par	10,000	1,000	1,000
Consumer Credit Corp.	Class B, nonvoting	No par	90,000	9,000	9,000

					$981,000

	Subscription Receivable at September 30, 2002				$(716,578)

      The subscription receivable represents a promissory note held by the Predecessor Company from an officer of the Predecessor Company for the purchase of class B shares of stock.

7.	Employee Benefits

      The Company maintains a defined contribution profit sharing plan with 401(k) features for substantially all employees. The employees may contribute up to 15% of their compensation to the plan. The Company has elected to contribute 3% of each eligible participant’s compensation to the plan for 2002 and 2003. The Company’s related expense was $272,900 for the nine months ended September 30, 2002 and $385,988 for the nine months ended September 30, 2003. The unpaid contribution was $272,900, $372,332 and $407,656 as of September 30, 2002, December 31, 2002 and September 30, 2003, respectively. The unpaid contribution is included in accounts payable and other liabilities in the consolidated statements of financial position.

      The Company is self-insured for health and prescription drug benefits beginning in 2001. Amounts charged to expense for health and prescription drug benefits, related administration and stop-loss insurance premiums were $1,695,034 for the nine months ended September 30, 2002 and $3,296,172 for the nine months ended September 30, 2003 and was based on actual and estimated claims incurred. Accounts payable and other liabilities of the consolidated statements of financial position includes $399,209, $525,990 and $747,337 for estimated health and drug benefits incurred but not paid for as of September 30, 2002, December 31, 2002 and September 30, 2003, respectively.

      The Company adopted a share appreciation rights plan for certain key employees at the time of the recapitalization. The purpose of the plan is to further the long-term stability and financial success of the Company, as participants in the plan have the potential to share in the appreciation of the value of the Company. A benefit may be earned by participants if certain financial objectives are met upon partial or complete liquidation events, as defined in the plan. No expense has been recognized in the consolidated statements of income as a result of this plan as the value of such shares cannot be reasonably estimated and the benefits are contingent upon achieving certain returns upon a liquidity event such as a sale of the Company or an initial public offering of common stock. The number of share appreciation rights granted during 2002 were 1,106,055. Of the number granted, 45,454 have been forfeited. The Company expects to record compensation expense for the outstanding share appreciation rights upon a liquidity event or when the value of share appreciation rights becomes reasonably estimable.

AAC INVESTORS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Litigation Contingencies

      The Company is involved in certain legal matters that management considers incidental to its business. Management has evaluated pending and threatened litigation against the Company as of September 30, 2003 and does not believe exposure to be material.

9.	Long-Term Commitments

      The Company has several operating leases outstanding which are primarily for office space, and several capital leases outstanding which are primarily for office equipment. Total rent expense related to operating leases totaled $1,593,488 for the nine months ended September 30, 2002 and $2,367,432 for the nine months ended September 30, 2003.

      The following is an analysis of the leased property under capital leases by major classes:

	Predecessor	Successor

	September 30,	December 31,	September 30,
	2002	2002	2003

Office equipment	$206,027	$206,027	$379,557
Less accumulated depreciation	(82,940)	(95,611)	(155,533)

Net leased property under capital leases	$123,087	$110,416	$224,024

      The following is a schedule of future minimum lease payments under operating and capital leases, together with the present value of the net minimum lease payments related to capital leases, as of September 30, 2003:

	Operating	Capital
	Leases	Leases

Years ending December 31:
2003	$934,362	$25,004
2004	3,708,769	104,372
2005	3,492,461	77,565
2006	3,459,141	29,143
2007	2,873,996	—
2008 and thereafter	3,144,101	—

Total minimum lease payments	$17,612,830	236,084

Less amount representing interest		(12,069)

Present value of net minimum lease payments		$224,015

      The Company has four employment agreements with certain members of management, the terms of which expire on September 30, 2005. Such agreements call for the payment of base compensation and certain benefits. Estimated remaining compensation under these agreements is approximately $2,270,000. The agreements also include confidentiality and non-compete provisions.

10.	Estimated Fair Value of Financial Instruments

      The accompanying financial statements include various estimated fair value information as of September 30, 2002, December 31, 2002 and September 30, 2003, as required by SFAS No. 107, Disclosures About Fair Value of Financial Instruments. Disclosure of the estimated fair values of financial

AAC INVESTORS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

instruments often requires the use of estimates. The Company uses the following methods and assumptions to estimate the fair value of financial instruments.

Cash and Cash Equivalents

      The carrying amount approximates fair value.

Purchased Receivables

      The Company records purchased receivables at cost, which is discounted from the contractual receivable balance. The carrying value of receivables, which is based upon estimated future cash flows, approximated fair value at September 30, 2002, December 31, 2002 and September 30, 2003.

Interest Rate Swap Agreements

      The estimated fair value of interest rate swap agreements represents the amount the Company would receive or pay to terminate or otherwise settle the contracts at the balance sheet date, taking into consideration current unearned gains and losses on open contracts.

Line of Credit

      The Company’s line of credit is at a floating rate of interest and, as such, at September 30, 2002, December 31, 2002 and September 30, 2003, the carrying amount of the line of credit approximated fair value.

Notes Payable — Related Party

      The Company’s note payable to a related party approximates fair value at December 31, 2002 and September 30, 2003.

11.	Income taxes

      Prior to October 1, 2002, the Predecessor Company was taxed as an S corporation and, as such, was not subject to federal income taxes. The Successor Company is a C corporation subject to federal income taxes on its share of income from its subsidiary. Components of income tax expense are set forth below:

Nine months ended
September 30, 2003

Effective income tax rate	36.2%
Income taxes consist of:
State actual	$912
Federal deferred — net	6,434,930
State deferred — net	395,658

Total	$6,831,500

AAC INVESTORS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The reconciliation of income taxes calculated at the U.S. federal tax statutory rate to our effective tax rate is set forth below:

Nine months ended
September 30, 2003

Federal statutory rate	34.0%
State income tax rate, net of federal tax benefit	2.2

Effective income tax rate	36.2%

      Deferred tax assets and liabilities are recognized for the estimated future tax effect of temporary differences between the tax basis of assets or liabilities and the reported amounts in the financial statements. Net operating losses may be carried forward for 20 years.

      The tax effect of temporary differences that gave rise to the Company’s deferred tax assets and liabilities consisted of the following.

	December 31, 2002	September 30, 2003

Deferred tax asset:
Operating loss carryforward	$3,085,223	$6,538,311
Other	46,951	84,979

Total	3,132,174	6,623,290

Deferred tax liability:
Special tax basis adjustment	2,415,627	7,415,803
Bulk purchase revenue recognition	1,680,742	6,999,028
Accrued expenses	629,631	461,930
Other	29,492	200,435

Total	4,755,492	15,077,196

Net deferred tax liability	$1,623,318	$8,453,906

12.	Subsequent Events (unaudited)

      The Company expects to participate, with Asset Acceptance Holdings LLC’s minority shareholder RBR Holding Corp., in the formation of Asset Acceptance Capital Corp. for the purposes of offering common stock for sale in an initial public offering (IPO). In connection with the IPO, all of the capital stock of AAC Investors, Inc. and RBR Holding Corp., which hold 60% and 40%, respectively, of the equity membership of Asset Acceptance Holdings LLC, will be contributed to Asset Acceptance Capital Corp. in exchange for shares of common stock of Asset Acceptance Capital Corp. Prior to this exchange transaction, Asset Acceptance Capital Corp. will not have conducted any business and will not have any assets or liabilities, except as related to the IPO. All entities for which condensed consolidated data is provided are considered predecessor entities of Asset Acceptance Capital Corp.

      In October 2003, the Company entered into a new lease agreement for a new headquarters site in Warren, Michigan. The lease, which will be classified as an operating lease, has future minimum lease payments of $26,040,000 for a 120 month term commencing on or about September 1, 2004.

      During November and December 2003, the Company granted 140,037 share appreciation rights to certain key employees of the Company. See note 7, “Employee Benefits” of these interim consolidated financial statements, for additional information regarding the Company’s share appreciation rights plan.

      We expect to grant options to purchase 45,000 shares of our common stock to non-employee members of our board of directors prior to the effective date of this offering.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors

AAC Investors, Inc. and subsidiary

      We have audited the accompanying consolidated statements of financial position of AAC Investors, Inc. and subsidiary (the Successor Company) as of December 31, 2002 and June 30, 2003 and the related consolidated statements of income, equity, and cash flows for the three months ended December 31, 2002 and the six months ended June 30, 2003 and the consolidated statements of financial position of Asset Acceptance Holdings LLC (the Predecessor Company) as of December 31, 2001 and September 30, 2002 and the related consolidated statements of income, equity, and cash flows for the years ended December 31, 2000 and 2001 and the nine months ended September 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Successor Company at December 31, 2002 and June 30, 2003, and the consolidated results of its operations and its cash flows for the three months ended December 31, 2002 and the six months ended June 30, 2003 and the consolidated financial position of the Predecessor Company at December 31, 2001 and September 30, 2002 and the consolidated results of its operations and its cash flows for the years ended December 31, 2000 and 2001 and the nine months ended September 30, 2002 in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Detroit, Michigan

September 19, 2003

AAC INVESTORS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Predecessor		Successor	Predecessor	Successor

	December 31, 2001	September 30, 2002	December 31, 2002	June 30, 2002	June 30, 2003

				(Unaudited)
Assets
Cash	$1,576,325	$5,111,541	$2,280,861	$1,626,425	$7,502,848
Purchased receivables	81,725,827	104,411,618	133,336,581	100,931,403	147,464,897
Finance contract receivables, net	611,148	516,639	561,167	486,261	730,646
Property and equipment, net	4,257,632	6,186,280	6,522,988	5,959,617	6,568,022
Goodwill	—	—	6,339,574	—	6,339,574
Other assets	349,475	723,800	2,235,939	709,646	1,972,232

Total assets	$88,520,407	$116,949,878	$151,277,110	$109,713,352	$170,578,219

Liabilities
Line of credit	$37,729,893	$42,350,000	$67,200,000	$42,350,000	$60,900,000
Note payable — related party	1,196,293	—	35,882,192	304,893	37,661,555
Deferred tax liability	—	—	1,623,318	—	5,840,455
Accounts payable and other liabilities	2,052,869	7,798,483	4,818,212	5,403,246	8,041,228
Capital lease obligations	88,451	127,686	109,886	80,482	145,962

Total liabilities	41,067,506	50,276,169	109,633,608	48,138,621	112,589,200

Minority interest	—	—	28,804,232	—	37,664,492

Equity
Common stock	981,000	981,000	10,000,000	981,000	10,000,000
Stock subscription receivable	(791,846)	(716,578)	—	(738,576)	—
Retained earnings	47,263,747	66,409,287	2,839,270	61,332,307	10,324,527

Total stockholders’ equity	47,452,901	66,673,709	12,839,270	61,574,731	20,324,527

Total liabilities and stockholders’ equity	$88,520,407	$116,949,878	$151,277,110	$109,713,352	$170,578,219

See accompanying notes.

AAC INVESTORS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	Predecessor			Successor	Predecessor	Successor

			Nine months	Three months	Six months	Six months
	Years ended December 31,		ended	ended	ended	ended
			September 30,	December 31,	June 30,	June 30,
	2000	2001	2002	2002	2002	2003

					(Unaudited)
Revenues
Purchased receivable revenues	$36,667,424	$61,412,232	$71,236,866	$28,767,392	$45,901,395	$72,430,910
Gain on sale of purchased receivables	130,194	249,709	293,361	32,615	226,834	—
Finance contract revenues	213,490	353,914	277,850	132,587	194,823	315,526

Total revenues	37,011,108	62,015,855	71,808,077	28,932,594	46,323,052	72,746,436

Expenses
Salaries and benefits	11,768,725	20,484,655	24,371,973	9,065,782	16,088,659	24,382,344
Collections expense	10,951,662	16,372,281	18,542,325	7,509,065	11,591,234	19,266,213
Occupancy	1,134,842	1,589,841	2,172,893	890,870	1,286,812	1,967,138
Administrative	979,895	1,510,442	1,790,847	891,583	1,145,018	1,736,844
Depreciation	555,511	923,076	1,268,826	640,852	798,657	1,237,531
Loss on disposal of equipment	48,845	12,256	122,568	75,513	83,316	2,714

Total operating expense	25,439,480	40,892,551	48,269,432	19,073,665	30,993,696	48,592,784

Income from operations	11,571,628	21,123,304	23,538,645	9,858,929	15,329,356	24,153,652
Net interest expense	2,046,510	2,229,412	1,646,482	1,780,344	1,065,618	3,589,395
Other expenses (income)	—	(10,745)	397,742	25,382	195,178	(180,898)

Income before income taxes and minority interest	9,525,118	18,904,637	21,494,421	8,053,203	14,068,560	20,745,155
Income taxes	—	—	—	1,623,318	—	4,217,137
Minority interest	—	—	—	3,590,615	—	9,042,761

Net income	$9,525,118	$18,904,637	$21,494,421	$2,839,270	$14,068,560	$7,485,257

Pro forma income taxes	$1,975,414	$4,046,538	$4,817,673	—	$3,011,375	—
Pro forma minority interest	3,810,047	7,561,855	8,597,768	—	5,627,424	—

Pro forma net income	$3,739,657	$7,296,244	$8,078,980	—	$5,429,761	—

Weighted average number of shares	—	—	—	10,000,000	—	10,000,000
Pro forma weighted average number of shares	10,000,000	10,000,000	10,000,000	—	10,000,000	—
Earnings per common share outstanding:
Basic	—	—	—	$0.28	—	$0.75
Diluted	—	—	—	$0.28	—	$0.75
Pro forma earnings per common share outstanding:
Basic	$0.37	$0.73	$0.81	—	$0.54	—
Diluted	$0.37	$0.73	$0.81	—	$0.54	—

See accompanying notes.

AAC INVESTORS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF EQUITY

	Predecessor

		Stock
	Common	Subscription	Retained	Total
	Stock	Receivable	Earnings	Equity

Balance at January 1, 2000	$41,000	$—	$18,931,992	$18,972,992
Net income	—	—	9,525,118	9,525,118
Distributions paid	—	—	(16,000)	(16,000)

Balance at December 31, 2000	41,000	—	28,441,110	28,482,110
New stock issued	940,000	—	—	940,000
Stock subscription	—	(791,846)	—	(791,846)
Net income	—	—	18,904,637	18,904,637
Distributions paid	—	—	(82,000)	(82,000)

Balance at December 31, 2001	981,000	(791,846)	47,263,747	47,452,901
Contributions received	—	75,268	—	75,268
Net income	—	—	21,494,421	21,494,421
Distributions due	—	—	(2,348,881)	(2,348,881)

Balance at September 30, 2002	$981,000	$(716,578)	$66,409,287	$66,673,709

	Successor

		Stock
	Common	Subscription	Retained	Total
	Stock	Receivable	Earnings	Equity

Balance at October 1, 2002	$—	$—	$—	$—
Contributions received	10,000,000	—	—	10,000,000
Net income	—	—	2,839,270	2,839,270

Balance at December 31, 2002	10,000,000	—	2,839,270	12,839,270
Net income	—	—	7,485,257	7,485,257

Balance at June 30, 2003	$10,000,000	$—	$10,324,527	$20,324,527

See accompanying notes.

AAC INVESTORS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Predecessor			Successor	Predecessor	Successor

			Nine months	Three months	Six months	Six months
	Years ended December 31,		ended	ended	ended	ended
			September 30,	December 31,	June 30,	June 30,
	2000	2001	2002	2002	2002	2003

					(Unaudited)
Cash flows from operating activities
Net income	$9,525,118	$18,904,637	$21,494,421	$2,839,270	$14,068,560	$7,485,257
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	555,511	923,076	1,268,826	640,852	798,657	1,237,531
Deferred income taxes	—	—	—	1,623,318	—	4,217,137
Minority interest	—	—	—	3,590,615	—	9,042,761
Loss on disposal of equipment	48,845	12,256	122,568	75,513	83,316	2,714
Charge-offs of finance contracts	340,312	300,226	235,000	45,000	165,000	71,971
Changes in assets and liabilities:
Decrease (increase) in other assets	(122,218)	(20,452)	(374,324)	(864,607)	(360,171)	135,144
Increase (decrease) in accounts payable and other liabilities	451,731	1,064,011	3,396,732	(631,215)	3,350,378	3,223,016

Net cash provided by operating activities	10,799,299	21,183,754	26,143,223	7,318,746	18,105,740	25,415,531

Cash flows from investing activities
Investment in purchased receivables, net of buy backs	(21,621,665)	(47,076,310)	(39,111,869)	(33,639,066)	(31,563,983)	(36,905,668)
Principal collected on purchased receivables	8,350,326	13,313,863	16,426,078	4,714,103	12,358,407	22,777,352
Investment in finance contracts	(1,075,087)	(574,264)	(546,738)	(209,885)	(331,107)	(509,838)
Principal collected on finance contracts	710,849	502,020	406,248	120,355	290,993	268,389
Investment in subsidiary (note 1)	—	—	—	(47,183,800)	—	—
Proceeds from sale of fixed assets	2,020	15,607	41,867	2,389	—	1,956
Purchase of fixed assets	(1,000,329)	(2,958,387)	(3,248,008)	(896,010)	(2,539,676)	(1,084,923)

Net cash used in investing activities	(14,633,886)	(36,777,471)	(26,032,422)	(77,091,914)	(21,785,366)	(15,452,732)

Cash flows from financing activities
Borrowings under line of credit	16,305,300	33,700,000	27,810,400	25,989,600	19,450,000	22,900,000
Repayment of line of credit	(11,728,994)	(17,848,993)	(23,190,293)	(1,139,600)	(14,829,894)	(29,200,000)
Borrowings — related party	44,000	190,400	—	35,882,192	—	1,779,363
Repayments — related party	(64,000)	(183,000)	(1,196,293)	—	(891,400)	—
Repayment of capital lease obligations	(215,116)	(221,554)	(74,667)	(17,799)	(52,251)	(37,575)
Dividends and distributions paid	(16,000)	(82,000)	—	—	—	—
Distributions paid to minority shareholder	—	—	—	(3,755,866)	—	(182,600)
Net cash retained by related party	—	—	—	(16,039)	—	—
Contributions to equity	—	148,154	75,268	10,000,000	53,271	—

Net cash provided by (used in) financing activities	4,325,190	15,703,007	3,424,415	66,942,488	3,729,726	(4,740,812)

Net increase (decrease) in cash	490,603	109,290	3,535,216	(2,830,680)	50,100	5,221,987
Cash at beginning of period	976,432	1,467,035	1,576,325	5,111,541	1,576,325	2,280,861

Cash at end of period	$1,467,035	$1,576,325	$5,111,541	$2,280,861	$1,626,425	$7,502,848

Supplemental disclosure of cash flow information
Cash paid for interest	$2,059,780	$2,274,298	$1,669,840	$926,042	$1,047,542	$1,516,463
Cash paid for income taxes	—	—	14,984	—	12,784	—
Non-cash investing and financing activities:
Capital lease obligations incurred	73,717	31,312	113,900	12,722	44,282	73,652
Long-term debt refinanced	—	—	—	42,350,000	—	—
Net assets retained by related party (note 3)	—	—	—	48,881	—	—

See accompanying notes.

AAC INVESTORS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Summary of Significant Accounting Policies

     Reporting Entity

      AAC Investors, Inc. (“Successor” or “Successor Company”), was formed in September 2002 for the purpose of acquiring an interest in Asset Acceptance Holdings LLC. Asset Acceptance Holdings LLC was established through a recapitalization transaction including the formation of a limited liability structure and the combination of several entities under common control. These entities included AAC Holding Corp. and subsidiaries, Lee Acceptance Corp., and Consumer Credit Corp. (“Predecessor” or “Predecessor Company”). Effective at the close of business on September 30, 2002, AAC Investors, Inc. completed the acquisition of 60% of Asset Acceptance Holdings LLC. The Predecessor and the Successor are referred together as the “Company.”

      AAC Investors, Inc. has a majority ownership and a controlling interest in Asset Acceptance Holdings LLC and therefore the accounts of Asset Acceptance Holdings LLC and its wholly owned subsidiaries, Asset Acceptance, LLC, Financial Credit, LLC, CFC Financial, LLC, Med-Fi Acceptance, LLC, and Consumer Credit, LLC are included in its consolidated financial statements. The results of the Predecessor Company are included for the period January 1, 2000 through September 30, 2002 for comparative purposes. All significant intercompany accounts and transactions have been eliminated in consolidation. Minority interest is recorded for the 40% outside interest in Asset Acceptance Holdings LLC. Minority interest is also reflected on the consolidated statement of financial position and is adjusted each period for the minority owner’s proportionate share of net income.

      The unaudited information furnished herein, in the opinion of management, reflects all adjustments necessary for a fair presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States. All adjustments were of a normal and recurring nature.

     Nature of Operations

      The Company is engaged in collection activities for receivables that have been charged-off by the original creditor. These receivables are acquired from dealers, original creditors, resellers and other parties with debtors located throughout the United States. As part of the collection process, the Company occasionally sells receivables from these portfolios to other unaffiliated companies.

      The Company also finances the sales of consumer product retailers located primarily in Michigan.

     Purchased Receivable Portfolios and Revenue Recognition

      Purchased receivables are receivables which have been charged-off as uncollectible by the originating organization and typically have been subject to previous collection efforts. The Company acquires the rights to the unrecovered balances owed by individual debtors through such purchases. The receivable portfolios are purchased at a substantial discount (usually discounted 95% to 98%) from their face amounts and are initially recorded at the Company’s cost to acquire the portfolio. Financing for the purchases is primarily provided by the Company’s lines of credit and cash from operations.

      The Company accounts for its investment in purchased receivables using the guidance provided by the Accounting Standards Executive Committee Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans.” The Company purchases pools of homogenous accounts receivable (static pool) and records each pool at its acquisition cost. Each static pool retains its own identity and does not change. Each pool is accounted for as a single unit for recognition of income, principal payments and impairment. Income on the purchased receivables is accrued monthly based on each static pool’s effective yield. The effective yield is the rate of return that each static pool requires to amortize the cost or carrying value of

AAC INVESTORS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the pool to zero over its estimated life. Each pool’s effective yield is determined by estimating future cash flows, which are based on historical collection data for pools with similar characteristics (paper type). Based on historical cash collections, each pool is given an expected life of 60 months. The actual life of each pool may vary, but each pool generally amortizes between 50 and 60 months. Monthly cash flows greater than the income accrued will reduce the carrying value of each static pool and monthly cash flows lower than the income accrued will increase the carrying value of each static pool. Each pool is reviewed monthly and compared to historical cash flows, by paper type, to determine whether each pool is performing as expected. If a pool is not performing as expected, the effective yield is adjusted either up or down so that the carrying value of the pool amortizes close to its expected life.

      The cost recovery method prescribed by Practice Bulletin 6 is used when collections on a particular portfolio cannot be reasonably predicted. Under the cost recovery method, no income is recognized until we have fully collected the cost of the portfolio. As of June 30, 2003, we had eight pools on the cost recovery method with an aggregate carrying value of $1.6 million or 1.1% of the total carrying value.

      In the event that cash collected would be inadequate to amortize the carrying value, an impairment charge would be taken with a corresponding write-off of the receivable balance. Accordingly, a reserve for impairment is not maintained for purchased receivables.

      The agreements to purchase receivables typically include general representations and warranties from the sellers covering account holder death, bankruptcy, age of account and settled or disputed accounts prior to sale. The representation and warranty period permits the return of certain accounts from the Company back to the seller. The general time frame to return accounts is within 60 to 365 days. Returns are applied against the carrying value of the static pool.

      Periodically the Company will sell, on a non-recourse basis, all or a portion of a pool to third parties. The Company does not have any significant continuing involvement with the sold pools subsequent to sale. Proceeds of these sales are generally compared to the carrying value of the accounts; a gain or loss is recognized on the difference between proceeds received and carrying value.

      Changes in purchased receivable portfolios for the year ended December 31, 2001, the nine months ended September 30, 2002, the three months ended December 31, 2002 and the six months ended June 30, 2003 were as follows:

	Predecessor		Successor

	December 31,	September 30,	December 31,	June 30,
	2001	2002	2002	2003

Balance at beginning of period	$47,963,380	$81,725,827	$104,411,618	$133,336,581
Investment in purchased receivables, net of buy backs	47,076,310	39,111,869	33,639,066	36,905,668
Cost of sale of purchased receivables, net of returns	(3,658,398)	(552,281)	(52,073)	—
Cash collections	(71,067,697)	(87,110,663)	(33,429,422)	(95,208,262)
Purchased receivable revenues	61,412,232	71,236,866	28,767,392	72,430,910

Balance at end of period	$81,725,827	$104,411,618	$133,336,581	$147,464,897

     Finance Contract Receivables

      Finance contract revenues are recognized based on the accretion of the discount at which these contracts are financed over their respective terms. Unearned discounts on finance contract receivables were approximately $239,000, $284,000, $326,000 and $428,000 at December 31, 2001, September 30, 2002, December 31, 2002 and June 30, 2003, respectively. The fair value of finance contract receivables does not

AAC INVESTORS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

materially differ from their book value. Interest is recognized over the life of the contract. An allowance for doubtful accounts is established to reflect accounts for which collection has been delayed or is in doubt. The allowance for doubtful accounts, which is netted against finance contract receivables on the consolidated statements of financial position, was approximately $41,000, $114,700, $108,000, and $70,000 at December 31, 2001, September 30, 2002, December 31, 2002 and June 30, 2003, respectively.

     Collections from Third Parties

      The Company regularly utilizes unaffiliated third parties, primarily attorneys and other contingent collection agencies, to collect certain account balances on behalf of the Company in exchange for a percentage of balances collected by the third party. The Company records the gross proceeds received by the unaffiliated third parties as cash collections. The Company includes as cash collections the reimbursement of certain legal and other costs. The Company records as a component of collection expense the percentage of the gross collections paid to the third parties. The percent of gross collections from such third party relationships were 19% and 17% for the years ended December 31, 2000 and 2001 respectively, 15% for the nine months ended September 30, 2002, 16% for the three months ended December 31, 2002 and 16% for the six months ended June 30, 2003.

     Property and Equipment

      Property and equipment is recorded at cost. Expenditures for repairs and maintenance are charged to operations as incurred. The Company records depreciation expense on a straight-line basis with lives ranging from three to ten years. Depreciation includes amortization of certain intangible assets which are being amortized over a period of five to seven years.

     Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Taxes on Income

      The Predecessor Company had elected to be taxed as an S corporation under the Internal Revenue Code. Therefore, the Predecessor’s shareholders included their respective shares of taxable income or loss in their individual tax returns and therefore no income tax expense is recognized. The Successor Company provides for deferred income taxes resulting from temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates.

     Goodwill and other intangible assets

      Other intangible assets with finite lives arising from acquisition are amortized over their estimated useful lives, ranging from five to ten years, using the straight-line method. As prescribed by Statement of Financial Accounting Standard 142, goodwill is not amortized. Goodwill and other intangible assets are reviewed annually to assess recoverability when impairment indicators are present.

     Stock based compensation

      As permitted by Statement of Financial Accounting Standards (“SFAS”) no. 123, Accounting for Stock Based Compensation, the Company accounts for its share appreciation rights plan using the intrinsic-value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Earnings per share and pro forma earnings per share

      Basic earnings per share reflect net income for the successor company divided by the weighted-average number of shares outstanding. Pro forma basic earnings per share reflect net income for the predecessor company adjusted for pro forma income taxes and pro forma minority interest divided by pro forma weighted-average number of shares outstanding. Pro forma weighted average number of shares was used so that the resulting earnings per share was comparable to the successor company. There were no dilutive shares for any of the periods presented.

Recently Issued Accounting Pronouncements

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, which establishes standards for the classification and measurement of certain financial instruments with characteristics of both liability and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for us on July 1, 2003. We do not expect the adoption of SFAS No. 150 to have a material effect on our consolidated financial statements.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment to SFAS No. 123”. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method on accounting for stock-based employee compensation. The implementation of SFAS No. 148 did not have a material effect on our consolidated financial position or results of operations.

      In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities”. The objective of this interpretation is to provide guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company’s consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company’s interest in the VIE is such that the company will absorb a majority of the VIE’s expected losses and/or receive a majority of the entity’s expected residual returns, if they occur. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The provisions of this interpretation became effective upon issuance. We do not hold any variable interests in any entities. Therefore, the adoption of this interpretation will have no impact on our financial position, results of operations or cash flows.

      In December 2003, the Accounting Standards Executive Committee issued Statement of Position 03-3, “Accounting for Certain Loans of Debt Securities Acquired in a Transfer”. This Statement of Position (SOP) addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004, although early application is encouraged. We are currently evaluating the effects of this SOP, but believe that the impact on our results of operations will not be significant.

2.     Acquisitions

      At the close of business on September 30, 2002, AAC Investors, Inc. purchased a 60% ownership in Asset Acceptance Holdings LLC for $47.2 million including acquisition costs. Asset Acceptance Holdings LLC is engaged in the purchase and collection of receivables that have been charged-off by the original creditor. As a result of the acquisition, AAC Investors, Inc. has a majority ownership in one of the leading purchasers and collectors of charged-off debt in the United States. The acquisition has been accounted for as a purchase and accordingly, the results of operations of Asset Acceptance Holdings LLC are included in the financial statements of AAC Investors, Inc. as of October 1, 2002. The cost of the acquisition was

AAC INVESTORS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

allocated on the basis of the estimated fair value of the assets acquired and liabilities assumed which is summarized in the following table.

At September 30,
2002

Purchased receivables	$62,646,971
Property, plant and equipment	3,711,768
Cash and other assets	3,501,204
Intangible assets	840,000
Finance contract receivables	309,984

Total assets acquired	71,009,927

Line of credit	$25,410,000
Accounts payable and other liabilities	4,755,701

Total liabilities assumed	30,165,701

Net assets acquired	$40,844,226

      In connection with the acquisition, adjustments were recorded to recognize acquired intangible assets of $780,000 and $60,000 relating to proprietary collections data and non-compete agreements for certain executives, respectively. The fair value of the remaining assets acquired and liabilities assumed approximated Asset Acceptance Holdings LLC’s carrying value. The excess of purchase price over the estimated fair value of the net assets acquired of $6.3 million was recorded as goodwill. Approximately $5.0 million of the goodwill is expected to be amortized for tax purposes.

3.     Related-Party Transactions

     Predecessor

      The Company owed related parties $1,196,293 as of December 31, 2001. This indebtedness was evidenced by promissory notes due on demand, the significant majority of which bore interest at a variable rate of prime plus 3/8%. These notes were paid prior to the recapitalization transaction in 2002. Interest expense related to these notes approximated $108,000, $87,000 and $33,500 for the years ended 2000 and 2001, and during the nine months ended September 30, 2002, respectively.

      The Company paid rent to a related company under the terms of a five-year lease that expired on September 30, 2002. Payments made under this lease and the related rent expense was $48,000 for the years ended 2000 and 2001, and $36,000 for the nine months ended September 30, 2002.

      Prior to the recapitalization transaction, the Company received interest from a related party for a promissory note held by AAC Holding Corp. for the purchase of stock. The note was not part of the recapitalization transaction. The Company received approximately $49,000 and $26,000 of interest on this note for the year ended 2001 and during the nine months ended September 30, 2002, respectively.

     Successor

      As part of the recapitalization structure, Lee Acceptance Corp. retained net assets of $48,881 which was comprised of cash of $16,039, real property with a net book value of $32,592, other assets of $285 and accounts payable and other liabilities of $35. This amount has been reflected as a distribution to minority shareholders.

AAC INVESTORS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company was reimbursed by a related party for $1,695,136 and $168,711 in the three months ended December 31, 2002 and the six months ended June 30, 2003, respectively, for bonuses and resulting payroll taxes. The Company had facilitated the payment of such bonuses for the related party.

      Beginning in December 2002, the Company paid a quarterly management fee in arrears to a related company. The management fee paid and expensed for the three months ended December 31, 2002 and the six months ended June 30, 2003 were $75,000 and $150,000, respectively, and is included in administrative expenses in the consolidated statements of income. In addition, as part of the recapitalization transaction, the company paid a fee of $1,000,000 to a related company during three months ended December 31, 2002. The fee was included as part of acquisitions costs.

      On October 1, 2002, the Company borrowed $35.0 million from its shareholders. The notes bear interest at 10% per annum, compounded on June 30 and December 31 of each year, and mature September 30, 2007 or upon the sale of substantially all assets of the Company or the sale of additional equity of the Company. The Company owed the related parties $35,882,192 as of December 31, 2002 and $37,661,555 as of June 30, 2003 including interest. The Company recognized approximately $882,192 and $1,779,363 of interest expense on these notes for the three months ended December 31, 2002 and the six months ended June 30, 2003, respectively.

AAC INVESTORS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.     Line of Credit

	Predecessor		Successor

	December 31,	September 30,	December 31,	June 30,
	2001	2002	2002	2003

Line of credit, with syndication of commercial lenders, originated September 30, 2002; collateralized by all assets of the Company; expiring September 30, 2005; interest is at prime or, depending on our liquidity, at 25 basis points over prime, or, alternatively, at rates between 250 to 300 basis points over the 30, 60 or 90 day LIBOR rate; total committed credit available $80 million (see note 12)	—	—	$67,200,000	$60,900,000
Line of credit, with syndication of commercial lenders, originated June 26, 2000 and amended most recently July 1, 2002; collateralized by substantially all assets of the Predecessor Company; interest is at prime or, depending on our liquidity, at 25 basis points over prime, or, alternatively, at rates between 275 to 300 basis points over the 30, 60 or 90 day LIBOR rate; total committed credit $60 million; paid and terminated upon recapitalization	$37,500,000	$42,350,000	—	—
Line of credit, with commercial lender, collateralized by all assets of Predecessor Consumer Credit Corp.; interest was at 3/8% over prime; total credit $1 million; paid and terminated upon recapitalization	229,893	—	—	—

Total line of credit	$37,729,893	$42,350,000	$67,200,000	$60,900,000

      In 2002, coincident to the recapitalization transaction the Company entered into a new credit agreement with a group of commercial lenders to provide financing under a $80.0 million revolving line of credit. The new agreement replaced a facility totaling $60.0 million of which $42.4 million was outstanding at the date of recapitalization and a one year facility of $1.0 million which had no balance outstanding at

AAC INVESTORS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the date of recapitalization. The line of credit facility has certain covenants and restrictions with which the Company must comply, including:

•	Funds borrowed can be used to purchase portfolios of charged-off receivables and for general corporate purposes.

•	Debt to adjusted EBITDA ratio (as defined in the line of credit agreement) cannot exceed 2.0 to 1.0.

•	Debt to total capitalization ratio (as defined in the line of credit agreement) cannot exceed 3.0 to 1.0.

•	Maintain certain levels of capitalization (as defined in the line of credit agreement).

      The Company’s management believes it is in compliance with all terms of its line of credit agreement as of June 30, 2003.

      The Company entered into two interest rate swap agreements during 2002 for the notional amounts of $10.0 million expiring in January 2004 and $20.0 million expiring in November 2003. The Company also entered into an interest rate swap agreement in 2001 which has a notional amount of $10.0 million and expires in October 2003. These interest rate swaps were intended to reduce the economic impact of volatility of variable interest rates pertaining to a portion of the Company’s bank line of credit. The swaps were not designated as hedges for accounting purposes. Under the terms of the swaps, the Company receives a variable rate of interest and pays a fixed rate to the counter party on the notional amounts. The net interest payments are a component of interest expense on the consolidated statements of income. Changes in the interest rate environment from period to period will directly impact the fair value of the swaps and such changes in the fair value of the swaps will be recognized through earnings in the period of the change. The Company recognized $10,047 of other income for the year ended December 31, 2001, $411,467 of other expense for the nine months ended September 30, 2002, $29,676 of other expense for the three months ended December 31, 2002 and $175,217 of other income for the six months ended June 30, 2003. At December 31, 2001 swaps had a fair value of $10,047. At September 30, 2002, December 31, 2002 and June 30, 2003 the swaps represented a liability of $401,420, $431,096 and $255,879, respectively, which is included with other liabilities in the consolidated statements of financial position.

5.     Property and Equipment

      Property and equipment, having estimated useful lives ranging from three to ten years consisted of the following:

	Predecessor		Successor

	December 31,	September 30,	December 31,	June 30,
	2001	2002	2002	2003

Computers and software	$2,929,036	$4,348,385	$4,841,336	$5,192,621
Building, furniture and fixtures	2,331,019	3,759,460	3,851,443	4,274,569
Leasehold improvements	294,603	384,055	502,230	645,020
Equipment under capital lease	312,002	206,027	206,027	279,679
Automobiles	170,434	133,325	133,325	133,325

Total property and equipment, cost	6,037,094	8,831,252	9,534,361	10,525,214
Less accumulated depreciation	(1,779,462)	(2,644,972)	(3,011,373)	(3,957,192)

Net property and equipment	$4,257,632	$6,186,280	$6,522,988	$6,568,022

AAC INVESTORS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.     Equity

      The Successor Company had the following common stock as of December 31, 2002 and June 30, 2003:

				Shares	Amount of
			Shares	Issued and	Common
Common Stock	Classes	Par	Authorized	Outstanding	Stock

AAC Investors, Inc.	Common	No par	20,000,000	10,000,000	$10,000,000

      The Predecessor Company had the following common stock and subscription receivable as of December 31, 2001 and September 30, 2002:

				Shares	Amount of
			Shares	Issued and	Common
Common Stock	Classes	Par	Authorized	Outstanding	Stock

Lee Acceptance Corp.	Common	No par	50,000	1,000	$1,000
AAC Holding Corp.	Class A, voting	No par	10,000	1,000	3,000
AAC Holding Corp.	Class B, nonvoting	No par	90,000	9,526	967,000
Consumer Credit Corp.	Class A, voting	No par	10,000	1,000	1,000
Consumer Credit Corp.	Class B, nonvoting	No par	90,000	9,000	9,000

					$981,000

	Subscription Receivable at December 31, 2001				$(791,846)

	Subscription Receivable at September 30, 2002				$(716,578)

      The subscription receivable represents a promissory note held by the Predecessor Company from an officer of the Predecessor Company for the purchase of class B shares of stock.

7.     Employee Benefits

      The Company maintains a defined contribution profit sharing plan with 401(k) features for substantially all employees. The employees may contribute up to 15% of their compensation to the plan. The Company has elected to contribute 3% of each eligible participant’s compensation to the plan for 2000, 2001, 2002 and 2003. The Company’s related expense was $130,101 and $188,528 for the years ended December 2000 and 2001, respectively, $272,900 for the nine months ended September 30, 2002, $99,432 for the three months ended December 31, 2002 and $245,747 for the six months ended June 30, 2003. The unpaid contribution was $187,160, $272,900, $372,332 and $267,415 as of December 31, 2001, September 30, 2002, December 31, 2002 and the six months ended June 30, 2003, respectively. The unpaid contribution is included in accounts payable and other liabilities in the consolidated statements of financial position.

      The Company is self-insured for health and prescription drug benefits beginning in 2001. Amounts charged to expense for health and prescription drug benefits, related administration and stop-loss insurance premiums were $1,355,076 for the year ended December 31, 2001, $1,695,034 for the nine months ended September 30, 2002, $827,786 for the three months ended December 31, 2002 and $2,008,333 for the six months ended June 30, 2003 and was based on actual and estimated claims incurred. Accounts payable and other liabilities of the consolidated statements of financial position includes $258,184, $399,209, $525,990 and $659,132 for estimated health and drug benefits incurred but not paid for as of December 31, 2001, September 30, 2002, December 31, 2002 and June 30, 2003, respectively.

AAC INVESTORS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company adopted a share appreciation rights plan for certain key employees at the time of the recapitalization. The purpose of the plan is to further the long-term stability and financial success of the Company, as participants in the plan have the potential to share in the appreciation of the value of the Company. A benefit may be earned by participants if certain financial objectives are met upon partial or complete liquidation events, as defined in the plan. No expense has been recognized in the consolidated statements of income as a result of this plan as the value of such shares can not be reasonably estimated and the benefits are contingent upon achieving certain returns upon a liquidity event such as a sale of the Company or an initial public offering of common stock. The number of stock appreciation rights granted during 2002 and 2003 were 1,106,055 and 140,037, respectively. Of the number granted during 2002, 45,454 have been forfeited. The Company expects to record compensation expense for the outstanding share appreciation rights upon a liquidity event or when the value of share appreciation rights becomes reasonably estimable.

8.     Litigation Contingencies

      The Company is involved in certain legal matters that management considers incidental to its business. Management has evaluated pending and threatened litigation against the Company as of June 30, 2003 and does not believe exposure to be material.

9.     Long-Term Commitments

      The Company has several operating leases outstanding which are primarily for office space, and several capital leases outstanding which are primarily for office equipment. Total rent expense related to operating leases totaled $790,331 and $1,197,003 for the 12 months ended December 2000 and 2001 respectively, $1,593,488 for the nine months ended September 30, 2002, $661,828 for the three months ended December 31, 2002, and $1,521,801 for the six months ended June 30, 2003.

      The following is an analysis of the leased property under capital leases by major classes:

	Predecessor		Successor

	December 31,	September 30,	December 31,	June 30,
	2001	2002	2002	2003

Office equipment	$105,028	$206,027	$206,027	$279,679
Computers and software	206,974	—	—	—
Less accumulated depreciation	(163,260)	(82,940)	(95,611)	(132,955)

Net leased property under capital leases	$148,742	$123,087	$110,416	$146,724

AAC INVESTORS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following is a schedule of future minimum lease payments under operating and capital leases, together with the present value of the net minimum lease payments related to capital leases, as of June 30, 2003:

		Capital
	Operating Leases	Leases

Years ending December 31:
2003	$1,423,139	$34,757
2004	2,676,405	69,104
2005	2,261,421	42,297
2006	2,131,752	8,029
2007	1,533,436	—
2008 and thereafter	556,349	—

Total minimum lease payments	$10,582,502	154,187

Less amount representing interest		(8,225)

Present value of net minimum lease payments		$145,962

      The Company has four employment agreements with certain members of management, the terms of which expire on September 30, 2005. Such agreements call for the payment of base compensation and certain benefits. Estimated remaining compensation under these agreements is approximately $2,553,750. The agreements also include confidentiality and non-compete provisions.

10.     Estimated Fair Value of Financial Instruments

      The accompanying financial statements include various estimated fair value information as of December 31, 2001, September 30, 2002, December 31, 2002 and June 30, 2003, as required by SFAS No. 107, Disclosures About Fair Value of Financial Instruments. Disclosure of the estimated fair values of financial instruments often requires the use of estimates. The Company uses the following methods and assumptions to estimate the fair value of financial instruments.

     Cash and Cash Equivalents

      The carrying amount approximates fair value.

     Purchased Receivables

      The Company records purchased receivables at cost, which is discounted from the contractual receivable balance. The carrying value of receivables, which is based upon estimated future cash flows, approximated fair value at December 31, 2001, September 30, 2002, December 31, 2002 and June 30, 2003.

     Interest Rate Swap Agreements

      The estimated fair value of interest rate swap agreements represents the amount the Company would receive or pay to terminate or otherwise settle the contracts at the balance sheet date, taking into consideration current unearned gains and losses on open contracts.

     Line of Credit

      The Company’s line of credit is at a floating rate of interest and, as such, at December 31, 2001, September 30, 2002, December 31, 2002 and June 30, 2003, the carrying amount of the line of credit approximated fair value.

AAC INVESTORS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Notes Payable — Related Party

      The Company’s note payable to a related party approximates fair value at December 31, 2002 and June 30, 2003.

11.     Income taxes

      Prior to October 1, 2002, the Predecessor Company was taxed as an S corporation and, as such, was not subject to federal income taxes. The Successor Company is a C corporation subject to federal income taxes on its share of income from its subsidiary. Components of income tax expense are set forth below:

	Three months ended	Six months ended
	December 31, 2002	June 30, 2003

Effective income tax rate	36.4%	36.2%
Income taxes consist of:
Federal deferred — net	$1,517,954	$3,980,854
State deferred — net	105,364	236,283

Total	$1,623,318	$4,217,137

      The reconciliation of income taxes calculated at the U.S. federal tax statutory rate to our effective tax rate is set forth below:

	Three months ended	Six months ended
	December 31, 2002	June 30, 2003

Federal statutory rate	34.0%	34.0%
State income tax rate, net of federal tax benefit	2.4	2.2

Effective income tax rate	36.4%	36.2%

      Deferred tax assets and liabilities are recognized for the estimated future tax effect of temporary differences between the tax basis of assets or liabilities and the reported amounts in the financial statements. Net operating losses may be carried forward for 20 years.

      The tax effect of temporary differences that gave rise to the Company’s deferred tax assets and liabilities consisted of the following.

	December 31, 2002	June 30, 2003

Deferred tax asset:
Operating loss carryforward	$3,085,223	$6,162,440
Other	46,951	76,738

Total	3,132,174	6,239,178

Deferred tax liability:
Special tax basis adjustment	2,415,627	6,084,136
Bulk purchase revenue recognition	1,680,742	5,427,609
Accrued expenses	629,631	474,309
Other	29,492	93,579

Total	4,755,492	12,079,633

Net deferred tax liability	$1,623,318	$5,840,455

AAC INVESTORS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.     Subsequent Events (unaudited)

      In July 2003, the Company entered into a new lease agreement for a larger facility in Arizona. The lease, which will be classified as an operating lease, has future minimum lease payments of $5,203,631 for a 78 month term commencing October 1, 2003.

      In August 2003, the Company entered into a new lease agreement for a larger facility in Florida. The lease, which will be classified as an operating lease, has future minimum lease payments of $2,662,820 for a 64 month term anticipated to begin February 1, 2004.

      The Company entered into an agreement in September 2003 to purchase substantially all of the assets and employees of a collection center located in Chicago, Illinois. The agreement provides for a purchase price of $50,000 and certain other consideration estimated to be $60,000 based upon employee retention. The purchase price and other consideration are expected to be funded through continuing operations and the line of credit facility. The Company has also agreed to the assumption of obligations under lease for real property. The future minimum lease payments under the assigned lease are approximately $91,096. The lease expires June 30, 2004.

      On August 11, 2003, the Company amended its previous agreement with a syndication of commercial lenders to increase the current line of credit available from $80 million to $100 million. The interest rate will remain at prime or, at the Company’s option, 275 points over 30, 60 or 90 day LIBOR rates. The expiration date of the agreement was extended to September 28, 2006.

      The Company expects to participate, with Asset Acceptance Holdings LLC’s minority shareholder RBR Holding Corp., in the formation of Asset Acceptance Capital Corp. for the purposes of offering common stock for sale in an initial public offering (IPO). In connection with the IPO, all of the capital stock of AAC Investors, Inc. and RBR Holding Corp., which hold 60% and 40%, respectively, of the equity membership of Asset Acceptance Holdings LLC, will be contributed to Asset Acceptance Capital Corp. in exchange for shares of common stock of Asset Acceptance Capital Corp. Prior to this exchange transaction, Asset Acceptance Capital Corp. will not have conducted any business and will not have any assets or liabilities, except as related to the IPO. All entities for which consolidated data is provided are considered predecessor entities of Asset Acceptance Capital Corp.

AAC INVESTORS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.     Selected Quarterly Operating Results (unaudited)

      The following table sets forth a summary of the Company’s consolidated results of operations for each of its ten most recent quarters ended June 30, 2003. The information for each of these quarters is unaudited and, in the Company’s opinion, has been prepared on a basis consistent with its audited consolidated financial statements appearing elsewhere in this prospectus. This information includes all adjustments, consisting only of normal recurring adjustments, that the Company considered necessary for a fair presentation of this information when read in conjunction with its consolidated financial statements and related notes. Results of operations for any quarter are not necessarily indicative of the results for a full year or any future periods.

Quarterly Financial Data

(in thousands)

	Successor

	Quarter
Six months ended
June 30, 2003	First	Second

Total revenues	$34,755	$37,991
Total operating expenses	22,993	25,600
Income from operations	11,762	12,391
Net income	3,603	3,882

	Predecessor			Successor

	Quarter

2002	First	Second	Third	Fourth

Total revenues	$22,438	$23,885	$25,485	$28,933
Total operating expenses	13,877	17,159	17,233	19,074
Income from operations	8,561	6,726	8,252	9,859
Net income	8,200	5,827	7,468	2,839

	Predecessor

	Quarter

2001	First	Second	Third	Fourth

Total revenues	$12,378	$14,243	$16,805	$18,590
Total operating expenses	8,481	10,675	10,408	11,329
Income from operations	3,897	3,568	6,397	7,261
Net income	3,353	2,979	5,837	6,736

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

7,000,000 shares

Asset Acceptance Capital Corp.

Common Stock

PROSPECTUS

                        , 2004

Bear, Stearns & Co. Inc.

William Blair & Company

CIBC World Markets

SunTrust Robinson Humphrey

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered.

SEC Registration Fee	$9,303.50
NASD Fee	15,500.00
Nasdaq National Market Listing Fee	120,000.00
Printing and Engraving Expenses*	160,000.00
Legal Fees and Expenses*	400,000.00
Accounting Fees and Expenses*	400,000.00
Blue Sky Fees and Expenses	5,000.00
Transfer Agent and Registrar Fees and Expenses	7,500.00
Miscellaneous*	82,696.50

Total	$1,200,000.00

*	Estimate

      The registrant will bear all of the expenses shown above.

Item 14.	Indemnification of Directors and Officers

      The Registrant’s certificate of incorporation provides that its directors will not be personally liable for monetary damages to the Registrant or any of its stockholders for breaches of their fiduciary duty as directors. However they remain liable for any breach of the director’s duty of loyalty to the Registrant or its stockholders, acts or omissions in bad faith or which involve intentional misconduct or a knowing violation of law, payments of dividends or stock purchases or redemptions in violation of Section 174 of the Delaware General Corporation Law, and any transaction from which the directors derived an improper personal benefit. This provision would have no effect on the availability of equitable remedies or non-monetary relief, such an injunction or rescission for breach of the duty of care. In addition, the provision applies only to claims against a director arising out of his or her role as a director and not in any other capacity (such as an officer or employee). Further, liability of a director for violations of the federal or state securities laws will not be limited by this provision.

      In addition, the Registrant is obligated in some situations, under its certificate of incorporation and bylaws to indemnify each of its directors and officers to the fullest extent permitted by Delaware law. The Registrant must indemnify its directors and officers with respect to all expenses, liabilities and losses reasonably incurred or suffered in any action, suit or proceeding in which the person was or is made or threatened to be made a party or is otherwise involved by reason of the fact that the person is or was the Registrant’s director or officer. The Registrant is obligated to pay the reasonable expenses of the directors or officers incurred in defending the proceedings if the indemnified party agrees to repay all amounts advanced by it if it is ultimately determined that the indemnified party is not entitled to indemnification. The Registrant also maintains customary insurance covering directors and officers.

      Under Section 145 of the Delaware General Corporation Law (“DGCL”), a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding (i) if such person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe such conduct was unlawful. In actions brought by or in the right of the corporation, a corporation may indemnify such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which that person shall have been adjudicated to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or other such court shall deem proper. To the extent that such person has been successful on the merits or otherwise in defending any such action, suit or proceeding referred to above or any claim, issue or matter therein, he or she is entitled to indemnification for expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. The indemnification and advancement of expenses provided for or granted pursuant to Section 145 is not exclusive of any other rights of indemnification or advancement of expenses to which those seeking indemnification or advancement of expenses may be entitled, and a corporation may purchase and maintain insurance against liabilities asserted against any former or current, director, officer, employee or agent of the corporation, or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, whether or not the power to indemnify is provided by the statute.

Item 15.	Recent Sales of Unregistered Securities

      In the three years preceding the filing of this Registration Statement, the Registrant has issued the following securities that were not registered under the Securities Act:

•	On September 30, 2002, Asset Acceptance Holdings LLC was formed for the purpose of consummating an equity recapitalization with AAC Investors, Inc., a Virginia corporation. In connection with the consummation of the recapitalization transaction, AAC Investors, Inc. received 60% of the equity membership interests in Asset Acceptance Holdings LLC. Consumer Credit Corp., and RBR Holding Corp., received $250,000 and 1% of the equity membership interests of Asset Acceptance Holdings LLC, and $45,550,000 and 39% of the equity membership interests of Asset Acceptance Holdings, respectively. In January 2003, Consumer Credit Corp. was merged with and into RBR Credit Corp. This issuance was effected pursuant to the registration exemption afforded by Section 4(2) of the Securities Act.

•	On September 30, 2002, Asset Acceptance Holdings LLC adopted the Year 2002 Share Appreciation Rights Plan pursuant to which approximately 60 employees have been granted share appreciation rights entitling the holder to receive compensation under certain circumstances for an appreciation in the value of Asset Acceptance Holdings LLC. The share appreciation rights are subject to vesting and payment restrictions based upon term of the holder’s employment with Asset Acceptance Holdings LLC and the rights may be forfeited or reduced in value upon the termination of rights holder’s employment. In connection with the consummation of this offering, Asset Acceptance Holdings LLC intends to exercise its right to vest 100% of the share appreciation rights held by the holders which, based on an initial public offering price of $14.00 per share, will result in the issuance, promptly after the consummation of this offering, of 1,694,408 unregistered shares of the common stock of Asset Acceptance Capital Corp. to the holders as payment for a portion of the purchase price for these rights. This issuance will be effected pursuant to the registration exemption afforded by Rule 701 and/or Section 4(2) of the Securities Act.

•	Effective as of the effective date of this Registration Statement, and pursuant to a Share Exchange Agreement entered into on October 24, 2003, prior to the initial filing of this Registration Statement, all of the shares of capital stock of AAC Investors, Inc. and RBR Holding Corp., which hold 60% and 40%, respectively, of the equity membership interests in Asset Acceptance Holdings LLC, will be contributed to Asset Acceptance Capital Corp., a newly formed Delaware corporation, in exchange for shares of common stock of Asset Acceptance Capital Corp., which is the class of common stock being offered hereby. The total number of shares issuable to the stockholders of AAC Investors, Inc. and RBR Holding Corp. in such exchange is dependent upon the per share initial public offering price. Based on an initial public offering price of $14.00 per share, a total of 28,448,449 shares will be issued in this reorganization, with 15,929,361 shares and 12,519,088 shares issued to the stockholders of AAC Investors, Inc. and the stockholders of RBR Holding Corp., respectively. This issuance will be effected pursuant to the registration exemption afforded by Regulation D and/or Section 4(2) of the Securities Act.

      No underwriters were involved in the foregoing sales of securities. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Item 16.	Exhibits

      (a) Exhibits and Financial Statement Schedules

      The following exhibits are filed as part of this Registration Statement:

Exhibit
Number	Description

1.1***	Form of Underwriting Agreement
2.1**	Asset Contribution and Securities Purchase Agreement among Asset Acceptance Holdings LLC, AAC Holding Corp., Consumer Credit Corp., their respective shareholders and AAC Investors, Inc. dated September 30, 2002
2.2*	Share Exchange Agreement dated October 24, 2003, among Asset Acceptance Capital Corp., AAC Investors, Inc., RBR Holding Corp. and the other parties thereto
3.1**	Certificate of Incorporation of Asset Acceptance Capital Corp.
3.2**	Bylaws of Asset Acceptance Capital Corp.
3.3***	Form of Amended and Restated Certificate of Incorporation of Asset Acceptance Capital Corp.
3.4***	Form of Amended and Restated Bylaws of Asset Acceptance Capital Corp.
4.1***	Form of Common Stock Certificate
5.1***	Form of Opinion of Dykema Gossett PLLC
10.1**	Credit Agreement dated September 30, 2002, between Asset Acceptance, LLC, Financial Credit, LLC, CFC Financial, LLC, Consumer Credit, LLC, Bank One, N.A., Standard Federal Bank, N.A., National City Bank of Michigan/ Illinois, Fifth Third Bank, Eastern Michigan, Comerica Bank and Bank One, N.A., as Agent, as amended
10.2**	CC Option Agreement dated September 30, 2002 between Asset Acceptance Holdings LLC and Rufus H. Reitzel, Jr.
10.3***	Form of Amended and Restated Registration Rights Agreement among Asset Acceptance Capital Corp. and its stockholders
10.4**	Asset Acceptance Holdings LLC Year 2002 Share Appreciation Rights Plan effective as of September 30, 2002
10.5*	Form of Share Appreciation Rights Agreement used in connection with grants under the Asset Acceptance Holdings LLC Year 2002 Share Appreciation Rights Plan
10.6***	Form of 2004 Stock Incentive Plan
10.7*	Net Lease dated June 21, 1999 between Penobscot Land Company and Asset Acceptance Corp. for the property located at 6985 Miller Road, Warren, Michigan
10.8*	Lease dated June 21, 1999 between Warren Troy Investments and Asset Acceptance Corporation for the property located at 7027 Miller Road, Warren, Michigan

Exhibit
Number	Description

10.9*	Industrial Lease Agreement dated September 14, 2000 between Dukes-Weeks Realty Limited Partnership and Asset Acceptance Corp. for the property located at 563 Lake Kathy Drive, Brandon, Florida, as amended
10.10*	Lease dated November 17, 2000 between Brooklyn Heights Business Park Limited and Asset Acceptance Corp. for the property located at 600 Safeguard Plaza, Brooklyn Heights, Ohio, as amended
10.11*	Lease dated January 16, 2002 between Technical Properties, L.L.C. and Asset Acceptance Corp. for the property located at 7177 Miller Road, Warren, Michigan
10.12*	Industrial Gross Lease Agreement dated June 28, 2000 between Nottingham Village, Inc. and Asset Acceptance Corp, as successor to Alegis Group, L.P. and Sherman Financial Group, LLC, for the property located at 9940 Franklin Square Drive, Baltimore, Maryland, as amended
10.13*	Lease dated February 15, 2002 between Alpha Drive Development Associates, L.L.C. and Asset Acceptance Corp. for the property located at 48325 Alpha Drive, Wixom, Michigan
10.14*	Lease Agreement dated April 25, 2003 between Northpoint Atrium Limited Partnership and Asset Acceptance, LLC for the property located at 10500 Heritage Street, San Antonio, Texas
10.15*	Lease Agreement dated July 25, 2003 between Orsett/ Piedmont Limited Liability Company and Asset Acceptance, LLC for the property located at 9801 South 51st Street, Phoenix, Arizona
10.16***	Business Lease dated August 25, 2003 between First Industrial Development Services, Inc. and Asset Acceptance, LLC for the property located in Hilsborough County, Florida, as amended by First Amendment to Lease dated December 29, 2003
10.17*	Lease Agreement dated October 31, 2003 by and between Van Dyke Office LLC and Asset Acceptance, LLC for the property located at 28405 Van Dyke Avenue, Warren, Michigan
10.18***	Employment Agreement dated September 30, 2002, between Rufus H. Reitzel, Jr. and Asset Acceptance Holdings LLC and the form of Amendment No. 1 thereto
10.19***	Employment Agreement dated September 30, 2002, between Nathaniel F. Bradley IV and Asset Acceptance Holdings LLC and the form of Amendment No. 1 thereto
10.20***	Employment Agreement dated September 30, 2002, between Mark A. Redman and Asset Acceptance Holdings LLC and the form of Amendment No. 1 thereto
10.21***	Employment Agreement dated September 30, 2002, between Heather K. Reitzel and Asset Acceptance Holdings LLC and the form of Amendment No. 1 thereto
10.22*	Agreement between Ontario Systems Corporation and Lee Acceptance Corp. dated June 26, 1992, as amended
21.1*	Subsidiaries of Asset Acceptance Capital Corp.
23.1	Consent of Ernst & Young LLP
23.2***	Consent of Dykema Gossett PLLC (included as Exhibit 5.1)
24.1**	Power of attorney

*	Previously filed as an exhibit to Amendment No. 1 to Registration Statement on Form S-1, filed with the SEC on December 24, 2003.

**	Previously filed as an exhibit to Registration Statement on Form S-1, filed with the SEC on October 24, 2003.

***	Previously filed as an exhibit to Amendment No. 2 to Registration Statement on Form S-1, filed with the SEC on January 20, 2004.

      (b) Financial Statement Schedules

      The financial statement schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17.	Undertakings

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The Registrant hereby undertakes:

(1) to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) that, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(3) that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this Amendment No. 3 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Warren, State of Michigan on January 29, 2004.

ASSET ACCEPTANCE CAPITAL CORP.

By:	/s/ NATHANIEL F. BRADLEY IV

Nathaniel F. Bradley IV,
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act, this Amendment No. 3 to Registration Statement has been signed by the following persons in the capacities indicated on January 29, 2004.

Title

/s/ NATHANIEL F. BRADLEY IV Nathaniel F. Bradley IV		President, Chief Executive Officer and Director (principal executive officer)

/s/ MARK A. REDMAN Mark A. Redman		Vice President-Finance and Chief Financial Officer (principal financial officer and principal accounting officer)

* Terrence D. Daniels		Director

* Anthony R. Ignaczak		Director

* Rufus H. Reitzel, Jr.		Director

*By:	/s/ NATHANIEL F. BRADLEY IV Nathaniel F. Bradley IV Attorney-in-fact

Exhibit
Number	Description

1.1***	Form of Underwriting Agreement
2.1**	Asset Contribution and Securities Purchase Agreement among Asset Acceptance Holdings LLC, AAC Holding Corp., Consumer Credit Corp., their respective shareholders and AAC Investors, Inc. dated September 30, 2002
2.2*	Share Exchange Agreement dated October 24, 2003, among Asset Acceptance Capital Corp., AAC Investors, Inc., RBR Holding Corp. and the other parties thereto
3.1**	Certificate of Incorporation of Asset Acceptance Capital Corp.
3.2**	Bylaws of Asset Acceptance Capital Corp.
3.3***	Form of Amended and Restated Certificate of Incorporation of Asset Acceptance Capital Corp.
3.4***	Form of Amended and Restated Bylaws of Asset Acceptance Capital Corp.
4.1***	Form of Common Stock Certificate
5.1***	Form of Opinion of Dykema Gossett PLLC
10.1**	Credit Agreement dated September 30, 2002, between Asset Acceptance, LLC, Financial Credit, LLC, CFC Financial, LLC, Consumer Credit, LLC, Bank One, N.A., Standard Federal Bank, N.A., National City Bank of Michigan/ Illinois, Fifth Third Bank, Eastern Michigan, Comerica Bank and Bank One, N.A., as Agent, as amended
10.2**	CC Option Agreement dated September 30, 2002 between Asset Acceptance Holdings LLC and Rufus H. Reitzel, Jr.
10.3***	Form of Amended and Restated Registration Rights Agreement among Asset Acceptance Capital Corp. and its stockholders
10.4**	Asset Acceptance Holdings LLC Year 2002 Share Appreciation Rights Plan effective as of September 30, 2002
10.5*	Form of Share Appreciation Rights Agreement used in connection with grants under the Asset Acceptance Holdings LLC Year 2002 Share Appreciation Rights Plan
10.6***	Form of 2004 Stock Incentive Plan
10.7*	Net Lease dated June 21, 1999 between Penobscot Land Company and Asset Acceptance Corp. for the property located at 6985 Miller Road, Warren, Michigan
10.8*	Lease dated June 21, 1999 between Warren Troy Investments and Asset Acceptance Corporation for the property located at 7027 Miller Road, Warren, Michigan
10.9*	Industrial Lease Agreement dated September 14, 2000 between Dukes-Weeks Realty Limited Partnership and Asset Acceptance Corp. for the property located at 563 Lake Kathy Drive, Brandon, Florida, as amended
10.10*	Lease dated November 17, 2000 between Brooklyn Heights Business Park Limited and Asset Acceptance Corp. for the property located at 600 Safeguard Plaza, Brooklyn Heights, Ohio, as amended
10.11*	Lease dated January 16, 2002 between Technical Properties, L.L.C. and Asset Acceptance Corp. for the property located at 7177 Miller Road, Warren, Michigan
10.12*	Industrial Gross Lease Agreement dated June 28, 2000 between Nottingham Village, Inc. and Asset Acceptance Corp, as successor to Alegis Group, L.P. and Sherman Financial Group, LLC, for the property located at 9940 Franklin Square Drive, Baltimore, Maryland, as amended
10.13*	Lease dated February 15, 2002 between Alpha Drive Development Associates, L.L.C. and Asset Acceptance Corp. for the property located at 48325 Alpha Drive, Wixom, Michigan
10.14*	Lease Agreement dated April 25, 2003 between Northpoint Atrium Limited Partnership and Asset Acceptance, LLC for the property located at 10500 Heritage Street, San Antonio, Texas

Exhibit
Number		Description

10.15*		Lease Agreement dated July 25, 2003 between Orsett/ Piedmont Limited Liability Company and Asset Acceptance, LLC for the property located at 9801 South 51st Street, Phoenix, Arizona
10.16**	*	Business Lease dated August 25, 2003 between First Industrial Development Services, Inc. and Asset Acceptance, LLC for the property located in Hilsborough County, Florida, as amended by First Amendment to Lease dated December 29, 2003
10.17*		Lease Agreement dated October 31, 2003 by and between Van Dyke Office LLC and Asset Acceptance, LLC for the property located at 28405 Van Dyke Avenue, Warren, Michigan
10.18**	*	Employment Agreement dated September 30, 2002, between Rufus H. Reitzel, Jr. and Asset Acceptance Holdings LLC and the form of Amendment No. 1 thereto
10.19**	*	Employment Agreement dated September 30, 2002, between Nathaniel F. Bradley IV and Asset Acceptance Holdings LLC and the form of Amendment No. 1 thereto
10.20**	*	Employment Agreement dated September 30, 2002, between Mark A. Redman and Asset Acceptance Holdings LLC and the form of Amendment No. 1 thereto
10.21**	*	Employment Agreement dated September 30, 2002, between Heather K. Reitzel and Asset Acceptance Holdings LLC and the form of Amendment No. 1 thereto
10.22*		Agreement between Ontario Systems Corporation and Lee Acceptance Corp. dated June 26, 1992, as amended
21.1*		Subsidiaries of Asset Acceptance Capital Corp.
23.1		Consent of Ernst & Young LLP
23.2***		Consent of Dykema Gossett PLLC (included as Exhibit 5.1)
24.1**		Power of attorney

*	Previously filed as an exhibit to Amendment No. 1 to Registration Statement on Form S-1, filed with the SEC on December 24, 2003.

**	Previously filed as an exhibit to Registration Statement on Form S-1, filed with the SEC on October 24, 2003.

***	Previously filed as an exhibit to Amendment No. 2 to Registration Statement on Form S-1, filed with the SEC on January 20, 2004.